SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DYNAMICS RESEARCH CORPORATION

(Name of Subject Company)

DYNAMICS RESEARCH CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

268057106

(CUSIP Number of Class of Securities)

James P. Regan

Chairman, President and Chief Executive Officer

Two Tech Drive

Andover, Massachusetts 01810-2434

(978) 289-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Richard F. Langan, Esq. Daniel McAvoy, Esq. Nixon Peabody LLP 437 Madison Avenue New York, NY 10022 (212) 940-3140	William Mutryn, Esq. Jonathan Wolcott, Esq. Holland & Knight LLP 1600 Tysons Boulevard, Suite 700 Tysons Corner VA, 22102 (703) 720-8600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(i)

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Solicitation/Recommendation Statement”) relates is Dynamics Research Corporation, a Massachusetts corporation (the “Company,” “we” or “us”). The Company’s principal executive offices are located at Two Tech Drive, Andover, Massachusetts 01810. The Company’s telephone number at such address is (978) 289-1500.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement relates is the Company’s common stock, par value $0.10 (each, a “Share”). As of the close of business on December 26, 2013, there were 10,523,170 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Solicitation/Recommendation Statement, are set forth above in “Item 1. Subject Company Information — Name and Address.”

Offer.

This Solicitation/Recommendation Statement relates to a tender offer by Engility Solutions, Inc., a Massachusetts corporation (“Merger Sub”), and a direct wholly-owned subsidiary of Engility Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Engility Holdings, Inc., a Delaware corporation (“Engility”), to purchase all of the outstanding Shares, including the associated rights to purchase Series B Preferred Stock, par value $0.10 per share, at a purchase price of $11.50 per Share (the “Offer Price”), in cash and without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The offer to purchase the Shares as described in the Offer to Purchase and Letter of Transmittal is referred to herein as the “Offer”. The Shares will be purchased by Merger Sub. The Offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), filed by Engility with the Securities and Exchange Commission (the “SEC”) on December 30, 2013. The Offer to Purchase and Letter of Transmittal filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Solicitation/Recommendation Statement, respectively, and are hereby incorporated herein by reference.

The Company does not undertake any responsibility for the accuracy or completeness of any information described or referenced herein that is contained in the Schedule TO and related documents as such information relates to Engility, Parent or Merger Sub, including information concerning Engility, Parent or Merger Sub and their respective officers, directors or affiliates, or any failure by Engility, Parent or Merger Sub to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of the information contained in the Schedule TO.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 20, 2013 (the “Merger Agreement”), among the Company, Parent and Merger Sub. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation and a direct wholly-owned subsidiary of the Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares owned by Parent, Merger Sub or any of their direct or indirect wholly-owned subsidiaries, (ii) Shares owned by the Company or any of its wholly-owned subsidiaries and (iii) Shares held by shareholders who properly exercise appraisal rights under Massachusetts law, if any) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”).

The Offer is initially scheduled to expire at 12:00 midnight, New York City time at the end of January 28, 2014, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Time”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

As set forth in the Schedule TO, the address of the principal executive offices of Engility, the Parent and the Merger Sub is 3750 Centerview Drive, Chantilly, Virginia 20151 and their telephone number is (703) 748-1400. Upon filing this Solicitation/Recommendation Statement with the SEC, the Company will make this Solicitation/Recommendation Statement publicly available on its website at www.drc.com. Information contained on our website is not incorporated by reference as a part of this Solicitation/Recommendation Statement or deemed filed with the SEC.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Solicitation/Recommendation Statement or in the Information Statement attached to this Solicitation/Recommendation Statement as Annex A (the “Information Statement”) and hereby incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Solicitation/Recommendation Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) the Parent, Merger Sub or any of their respective executive officers, directors or affiliates.

Relationship with the Offerors and Certain of Their Affiliates.

Confidentiality Agreement

On October 4, 2013, the Company and Engility entered into a letter agreement, as amended on November 21, 2013 (the “Confidentiality Agreement”), in connection with both parties’ evaluation of the potential business transaction that resulted in the Offer. Pursuant to the confidentiality agreement, subject to certain customary exceptions, Engility and the Company and their respective affiliates agreed to keep confidential all non-public information received from the other party. Engility and the Company also agreed that the non-public information furnished pursuant to the confidentiality agreement would be used solely for the purpose of evaluating the potential business relationship that resulted in the Offer and would not be used in any way detrimental to the disclosing party or its affiliates.

The Confidentiality Agreement also contains a “standstill” provision and a non-solicitation provision. Pursuant to the “standstill” provision, Engility and Company agreed that, among other things and for a period of 18 months from October 4, 2013, neither party would, without the prior written consent of the other party, effect or seek, offer or propose to effect or participate in, directly or indirectly, (i) any acquisition of more than 1% of the issued and outstanding voting stock of the other party, (ii) any tender or exchange offer, merger or other business combination involving the other party, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the other party, or (iv) any solicitations of proxies or consents to vote any voting securities of the other party. Engility also agreed not to participate in a group (as defined under the Exchange Act) or act in concert with others to seek to control or influence the management, board of directors or policies of the Company or enter into any discussions or arrangements with respect to the above. Engility is permitted to seek a waiver of these provisions from the Board of Directors of the Company (the “Board”) at any time. The non-solicitation provision of the Confidentiality Agreement restricts each party’s ability to solicit employees of the other party for a period of 18 months from October 4, 2013.

This summary is qualified in its entirety by reference to the Confidentiality Agreement itself, as amended, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to this Solicitation/Recommendation Statement.

Merger Agreement.

On December 20, 2013, the Company, Parent and Merger Sub entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 13 in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Solicitation/Recommendation Statement and is hereby incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase and this Solicitation/Recommendation Statement. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of Parent. None of the holders of Shares, holders of shares of Parent or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Merger Sub, Parent or any of their respective subsidiaries or affiliates. Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Tender and Voting Agreements.

The following directors and officers of the Company, in their capacities as owners of Shares, Shares held as restricted stock and Shares issuable upon exercise of outstanding options next to their names below, entered into Tender and Voting Agreements with Parent and Merger Sub (the “Voting Agreements”) that, among other things (i) restrict the transfer of their Shares, (ii) obligate them to vote their Shares in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement, and (iii) obligate them to tender all their Shares in the Offer not later than the tenth business day after the commencement of the Offer:

Name	Number of Shares Directly Owned	Number of Shares Indirectly Owned	Number of Company Stock Options	Number of Company Restricted Shares
John S. Anderegg Jr.	465,203	40,400	0	0
Gen. George T. Babbitt Jr.	25,880	0	5,000	4,800
David Keleher	95,500	0	0	4,604
Lt. Gen. Charles P. McCausland	22,300	0	0	4,800
James P. Regan	396,243	2,000	0	11,014
Nickolas Stavropoulos	21,600	0	0	4,800
Richard G. Tennant	13,100	0	0	4,800
W. Scott Thompson	9,600	0	0	4,800

Based on the number of Shares outstanding as of December 20, 2013, the number of Shares owned by the shareholders that entered into the Voting Agreements and eligible to be tendered in the Offer represent approximately 10.3% of Company’s issued and outstanding common stock. This summary is qualified in its entirety by reference to the Form of Voting Agreement attached to this Solicitation/Recommendation Statement as Exhibit (e)(4) and is incorporated by reference herein.

Representation on the Board.

If Merger Sub accepts for payment the Shares tendered into the Offer, then Parent or Merger Sub will be entitled to designate such number of directors on the Board as will give Merger Sub representation on the Board equal to at least that number of directors, rounded up to the next whole number, that is the product of (a) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to this sentence) multiplied by (b) a fraction (i) the numerator of which shall be the number of Shares so accepted for payment and paid for by Merger Sub plus the number of Shares otherwise owned by Parent or Merger Sub of their subsidiaries and (ii) the denominator of which shall be the number of Shares outstanding, and the Company shall, at such time, cause Merger Sub’s designees to be so elected or appointed, provided that the Board shall continue to have at least three independent directors. Subject to applicable law, the Company shall make commercially reasonable efforts to effect any such election including, at the option of Parent or Merger Sub, by increasing the size of the Board or using reasonable efforts to secure the resignations of such number of its incumbent directors. To the extent permitted by applicable law and the rules of the Nasdaq Stock Market, the Company will also cause Parent’s designees to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board. The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent or Merger Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of holders of Shares as described in the Information Statement, and is incorporated herein by reference.

The foregoing summary of the provisions of the Merger Agreement concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Commercial Relationships.

The Company serves as subcontractor to Parent under one of its government contracts. The total value of this arrangement is $265,866.60. In addition, the parties presently are negotiating an arrangement under which the Company would serve as a subcontractor under one of Parent’s prime contracts. The value of this arrangement is unknown at this time, as there have not yet been any task orders awarded under this subcontract, and as the parties have not yet entered into a definitive agreement.

In addition, PriceWaterhouseCoopers LLP serves as the independent registered public accounting firm to Engility, and is a subcontractor under one of the Company’s government contracts. If the Merger is consummated, then one of these relationships would need to be terminated in order to be compliant with applicable law. The Merger Agreement does not contain any condition to closing based on a resolution of which relationship is to be terminated, and the parties have agreed to cooperate with respect to the matter.

Arrangements with Current Executive Officers and Directors of the Company.

Certain of the Company’s executive officers and directors have financial interests and inducements related to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Board was aware of these potentially differing interests and inducements and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Company’s Reasons for the Merger; Recommendation of the Board.”

For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Effect of the Offer and the Merger Agreement on Equity Awards.

Treatment of Shares.

The Company’s directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other Company shareholders who tender Shares in the Offer. As discussed below in “Item 4. The Solicitation or Recommendation — Intent to Tender; Voting Agreements” hereof, the Company’s directors and certain executive officers have agreed to tender their Shares, and, to the Company’s knowledge, the Company’s other named executive officers currently intend to tender all of their Shares for purchase pursuant to the Offer. In accordance with the Merger Agreement, the Company has taken or will take all necessary or appropriate action to cause the outstanding restricted stock of the Company to become fully vested and free of any forfeiture restrictions at the effective time of the Merger.

The following table sets forth, as of December 20, 2013, the approximate cash consideration that each of the directors and executive officers of the Company and their respective affiliates would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub.

Name	Unrestricted Shares		Consideration for Unrestricted Shares	Restricted Shares	Consideration for Restricted Shares	Total
John S. Anderegg Jr.	505,603	(1)	$5,814,435	0	$0	$5,814,435
George T. Babbitt Jr.	22,262	(2)	256,128	4,800	55,200	311,328
David Keleher	90,896		1,045,304	4,604	52,969	1,098,250
Charles P. McCausland	17,500		201,250	4,800	55,200	256,450
Lawrence H. O’Brien, Jr.	22,677		260,786	1,648	18,952	279,738
James P. Regan	385,229	(3)	4,430,134	11,014	127,696	4,556,795
Nickolas Stavropoulos	16,800		193,200	4,800	55,200	248,400
Richard G. Tennant	8,300		95,450	4,800	55,200	150,650
W. Scott Thompson	4,800		55,200	4,800	55,200	110,400
Helen E. Tsingos	124		1,426	400	4,600	6,026
Steven P. Wentzell	1,904		21,896	1,598	18,377	40,273

(1)	Includes 32,000 shares held by Mr. Anderegg as custodian for his children and 8,400 shares held by his current spouse, as to all of which he disclaims beneficial ownership.
(2)	Includes 6,192 Shares payable at the closing of the Merger under the Company’s deferred compensation plan for non-employee directors.
(3)	Includes 2,000 shares held by Mr. Regan’s spouse, as to which he disclaims beneficial ownership.

Treatment of Company Stock Options.

The Merger Agreement provides that, upon acceptance for payment of, and payment by Merger Sub for, Shares pursuant to the Offer, each outstanding option to purchase Shares (a “Company Stock Option”) will become fully vested and exercisable immediately prior to the effective time of the Merger, and will be automatically converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Offer Price over the per share exercise price of such Company Stock Option, by (ii) the aggregate number of Shares that were issuable upon exercise or settlement of such Company Stock Option immediately prior to the Effective Time, subject to any applicable tax withholding requirements. If the exercise price per share of any Company Stock Option equals or exceeds the Offer Price, no consideration will be payable in respect thereof.

The following table sets forth, as of December 26, 2013, based upon an Offer Price of $11.50, the approximate cash consideration that each of the Company’s directors and executive officers would be entitled to receive in exchange for cancellation of his or her Company Stock Options (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested options prior to the Effective Time). As of December 26, 2013, all outstanding Company Stock Options are fully vested.

Name	Number of Shares Subject to Vested Stock Options	Cash Consideration for Vested Stock Options
John S. Anderegg Jr.	0	$0
George T. Babbitt Jr.	5,000	0
David Keleher	0	0
Charles P. McCausland	0	0
Lawrence H. O’Brien, Jr.	0	0
James P. Regan	0	0
Nickolas Stavropoulos	0	0
Richard G. Tennant	0	0
W. Scott Thompson	0	0
Helen E. Tsingos	0	0
Steven P. Wentzell	25,000	0

Special Transaction Success Bonus.

On December 20, 2013, the Company entered into a letter agreement with James P. Regan, Chairman, President and Chief Executive Officer of the Company, providing for a special transaction bonus to be paid to Mr. Regan, if all conditions are met, of $2,500,000, less applicable federal, state and local tax and withholdings. Payment of this bonus is conditioned upon the closing of the Merger, Mr. Regan’s continued employment with the Company through the closing of the Merger and Mr. Regan’s execution of a release and non-revocation thereof. The bonus would be paid within three business days of the later of the closing of the Merger and the expiration of the review and revocation periods described in the release.

Upon payment of this bonus, Mr. Regan would forfeit all current and future rights or entitlements under his outstanding employment agreement and change of control agreement with the Company. However, all of Mr. Regan’s rights under his outstanding employment agreement and change of control agreement with the Company will remain in full force and effect in the event that the bonus is not paid within the time frame set forth above.

Consulting Agreement between Parent and Mr. Regan.

On December 20, 2013, Mr. Regan entered into a consulting agreement (the “Consulting Agreement”) with Parent. Under the Consulting Agreement, Engility engaged Mr. Regan, as of the closing date of the Merger, to advise the Parent’s Chief Executive Officer on strategic matters and other transitional and consulting services to be reasonably requested from time to time, not to exceed 20 hours per calendar month, unless agreed to by Mr. Regan. If the conditions therein are met, Engility would pay Mr. Regan an annual fee of $300,000, payable in 26 equal installments on a bi-weekly basis in arrears. The Consulting Agreement also contains customary confidentiality terms. The Consulting Agreement also restricts, for 12 months following the closing of the Merger, Mr. Regan’s ability to work as an employee, officer, consultant, contractor, advisor or agent of any company that is a customer, supplier, or competitor of Parent or its related entities and be directly involved in activities that are directly in competition with Parent. The Consulting Agreement also provides that, for one year following the closing of the Merger, Mr. Regan will not solicit, induce or attempt to induce any employee of Engility or its subsidiaries (i) to terminate his or her employment with Engility or any of its subsidiaries or (ii) to work for any person, firm, partnership, corporation or other entity which provides services materially similar to or competitive with the business of the Company or any of its subsidiaries (including the Company). The Consulting Agreement expires in accordance with its terms on the 12-month anniversary of the closing of the Merger.

Transaction Retention Bonuses.

On December 20, 2013, the Company entered into letter agreements with David Keleher, Senior Vice President, Chief Financial Officer and Treasurer of the Company, and Helen E. Tsingos, Chief Legal Officer of the Company, providing for certain special bonuses contingent upon a successful closing of the Merger and continued employment in good standing by the Company of such officer at the closing of the Merger. If earned, Mr. Keleher would be entitled to a maximum bonus of $600,000 and Ms. Tsingos would be entitled to a maximum bonus of $100,000, in each case less applicable federal, state and local tax and withholdings. Any such amount would be payable one-half within five business days after the closing of the Merger, and one-half upon the six-month anniversary of the Merger, provided that the second payment would become payable if, following the closing but before the six-month anniversary, Mr. Keleher or Ms. Tsingos is involuntarily separated from service of the Company or its successor or separates voluntarily due to good reason.

Special Severance Plan.

The Company’s existing Special Severance Plan (the “Old Severance Plan”) will expire in accordance with its terms on December 31, 2013. In lieu thereof, on December 20, 2013, the Company entered into a superceding Special Severance Plan (the “New Severance Plan”) pursuant to which certain officers and key employees of the Company would be eligible to receive the benefits described below.

Each participant in the New Severance Plan who, after a specified time period following a change in control, is terminated by the Company other than for cause or voluntarily terminates his or her employment for good reason (as set forth in the New Severance Plan) would become entitled to receive a lump sum payment for the number of months of severance pay, and a lump sum payment for the number of months of health insurance premiums. The number of months of severance benefits, and the duration of eligibility under the New Severance Plan following a change in control, are as set forth below:

•	David Keleher, Senior Vice President, Chief Financial Officer and Treasurer — 18 months’ severance pay, 24 months’ coverage;

•	Helen E. Tsingos, Chief Legal Officer — 12 months’ severance pay, 18 months’ coverage;

•	Thomas “Jen” Connell, Senior Vice President of Strategic Business Development — 9 months’ severance pay, 18 months’ coverage;

•	Paul Strasser, Senior Vice President and General Manager, High Performance Technology Group — 12 months’ severance pay, 24 months’ coverage;

•	Steven Wentzell, Senior Vice President and General Manager, Human Resources — 12 months’ severance pay, 24 months’ coverage; and

•	David Kistler, Vice President and Chief Information Officer — 9 months’ severance pay, 24 months’ coverage.

For purposes of the New Severance Plan, a “change of control” includes the acquisition of a person or a group of greater than 50% of the total fair market value or voting power of the Company’s stock, the acquisition by a person or a group, within a 12-month period, of 30% or more of the voting power of the Company’s stock, the replacement of a majority of the members of the Board within a 12-month period, or the acquisition by a person or group of at least 40% of the total gross fair market value of all of the assets of the Company. For purposes of the New Severance Plan, a change of control would occur upon the acceptance of Shares for tender in the Offer. Payments made pursuant to the New Severance Plan, if earned, would be paid in a lump sum, less applicable deductions. Furthermore, receipt of payment under the New Severance Plan is contingent upon execution by such participant of a valid and legally binding release. The New Severance Plan terminates in accordance with its terms on December 31, 2015, if no change of control has occurred by that date. Severance pay is calculated using the participant’s 2013 base salary and target bonus; capped in the case of the target bonus, at 12 months of benefit.

The foregoing summary of the provisions of the New Severance Plan does not purport to be complete and is qualified in its entirety by reference to the New Severance Plan attached to this Solicitation/Recommendation Statement as Exhibit (e)(11).

Treatment of the ESPP.

In connection with approval of the Merger Agreement, the compensation committee of the Board took actions with respect to the Company’s 2011 Employee Stock Purchase Plan (the “ESPP”) to provide that:

•	The offering period in progress thereunder as of December 20, 2013 be shortened to a new exercise date (the “New Exercise Date”) that is the earlier of (a) five business days prior to the consummation of the Offer or (b) the original end date of such offering period;

•	Each ESPP participant’s right to purchase Shares under the ESPP shall terminate immediately following the New Exercise Date;

•	No ESPP participant may increase his or her contribution election under the ESPP at or following December 20, 2013;

•	no individual who was not a participant in the ESPP as of December 20, 2013 may enroll or otherwise become a participant in the ESPP;

•	the ESPP shall be suspended immediately following the New Exercise Date; and

•	the ESPP shall terminate immediately following the consummation of the Offer.

Employee Matters Following Closing.

With respect to employee benefit plans of Parent and its subsidiaries providing benefits after the closing of the Merger to any employees of the Company as of immediately prior to the Merger, Parent has agreed to use reasonable best efforts to provide that each employee of the Company as of the closing of the Merger, subject to applicable law and applicable tax qualification requirements and without duplication, (i) be credited with his or her years of service with the Company and its subsidiaries and their respective predecessors to the same extent as such employee was entitled to receive credit for such service before the effective time of the Merger and (ii) receive credit for deductible payments and out-of-pocket and co-payments made, under any similar Company plan in which such employee participated or was eligible to participate immediately prior to the closing of the Merger, to the same extent as such employee was entitled to receive credit for such service before the effective time of the Merger.

Parent has further agreed that, for the 12 months following the closing of the Merger, Parent shall, and shall cause the Surviving Corporation to, provide the Company’s employees, to the extent they remain employed as an employee by an affiliate of Parent during such 12-month period, with base salary and bonus opportunities at an aggregate level equal to that provided prior to the closing of the Merger, and eligibility to participate in the benefit plans of Parent and its subsidiaries (excluding equity plans or programs) on the same basis as similarly situated employees of Parent after taking into account the crediting for service and deductible payments provided above.

From the closing of the Merger through December 31, 2014, Parent shall, and shall cause the Surviving Corporation, to provide to the Company’s employees, to the extent they remain employed by an affiliate of Parent during such period, (i) a continuation of the benefits provided by Company pursuant to its plans prior to the closing of the Merger on the same terms of such plan, and (ii) eligibility to participate in the Company’s 401(k) Plan and for a matching contribution from the Surviving Corporation consistent with the matching contribution of Company during 2013. Furthermore, Engility is required to continue the Company’s 401(k) plan through December 31, 2014.

The foregoing summary of the provisions of the Merger Agreement concerning employee matters following the closing does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

As of the date of this Solicitation/Recommendation Statement, except for Mr. Regan’s consulting agreement described above, no members of the Company’s current management have entered into any agreement, arrangement or understanding with Engility, Parent, Merger Sub or their affiliates to provide continuing employment with, or the right to convert into or reinvest or participate in the equity of, Engility, Parent, Merger Sub, the Surviving Corporation or their respective affiliates. Although it is possible that certain members of the Company’s current management team may enter into arrangements with the Parent, Merger Sub, or their affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Parent, as of the date of this Solicitation/Recommendation Statement, no agreements have been reached between members of the Company’s current management and representatives of Engility, Parent, Merger Sub or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach any such agreement.

Indemnification; Directors’ and Officers’ Insurance.

The directors and officers of the Company or any of its subsidiaries are entitled under the Merger Agreement to continued indemnification, advancement of expenses and director and officer insurance coverage. Parent and the Company, which shall be the surviving corporation after the Merger, have agreed that all rights of indemnification currently existing in favor of any current or former directors, officers, trustees, employees, agents or fiduciaries of the Company or any subsidiary of the Company as provided in the Company’s articles of organization or its amended and restated by-laws, as amended (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other organizational documents of any of the Company’s subsidiaries, as amended), and indemnification agreements of the Company (“Rights of Indemnification”) shall be assumed by the Surviving Corporation in the Merger without further action. These Rights of Indemnification shall survive the Merger. Additionally, these Rights of Indemnification shall continue in full force and effect in accordance with their terms at the time the Company and Parent shall cause the Company’s articles of merger to be duly executed, acknowledged and filed with the Secretary of the Commonwealth of Massachusetts as provided in Section 11.06 of the Massachusetts Business Corporation Act (“MBCA”) and shall take all such reasonable further actions as may be required by law to make the Merger effective (the time of such effectiveness referred to herein as the “Effective Time”).

In addition, from the Effective Time through the sixth anniversary of the date on which Effective Time occurs, Parent and the Surviving Corporation (the “Indemnitors”) have agreed to indemnify and hold harmless each person who is at the date of the Merger Agreement or during the period from the date of the Merger Agreement to the closing serving as a director or officer of the Company or any of its subsidiaries (collectively, the (“Indemnified Parties”) to the fullest extent authorized or permitted by applicable law, in connection with any claim, judgment, fines, penalties and amounts paid in settlement resulting therefrom. The indemnification obligations of the Indemnitors extend to acts or omissions by such Indemnified Parties in their capacity as a director, officer of the Company or any of its subsidiaries (including with respect to any acts or omissions occurring in connection with the approval of the Merger Agreement and consummation of transactions related to the Merger). All rights of indemnification conferred to the Indemnified Parties shall continue as to a person who continues to be or who has ceased to be a director or officer of the Company or any of its subsidiaries after the date of this Agreement and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. The Indemnitors shall promptly pay on behalf of or, within 30 days after any request for advancement, advance to each of the Indemnified Parties to the fullest extent authorized by applicable law.

In addition, for a period of six years from the Effective Time, the organizational documents of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the Company’s articles of organization and amended and restated by-laws, as amended, as in effect on the date of the Merger Agreement. These provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, trustees, employees or agents, unless such modification shall be required by law and then only to the minimum extent required by law.

The Merger Agreement further provides that the Surviving Corporation shall maintain its officers’ and directors’ liability insurance policies, as in effect on the date of the Merger Agreement (the “D&O Insurance”) for a period of at least six years, but only to the extent related to claims arising from facts or events that occurred on or prior to the Effective Time. The Surviving Corporation may substitute the current policies for policies that offer at least the same coverage, containing terms and conditions that are no less advantageous to the insured. However, in no event shall the Surviving Corporation be required to expend more than an amount per year of coverage equal to 250% of the current annual premiums paid by the Company for such insurance. With the consent of the Company, prior to the earlier of the Effective Time and such time as Parent’s or Merger Sub’s designees constitute a majority of the Board, the Surviving Corporation may purchase, in lieu of the foregoing requirements, a run-off or tail insurance policy, with at least the same coverage and amount, containing terms and policies that are substantially the same as, or more favorable than, those of the Company’s current policies, covering acts or omissions occurring at or prior to the Effective Time.

This summary of the indemnification and directors’ and officers’ provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference.

Section 16 Matters.

Pursuant to the Merger Agreement, the Board has adopted a resolution so that the dispositions of equity securities of the Company resulting from the Merger by each officer or director of the Company who is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be an exempt transaction under Rule 16b-3 under the Exchange Act.

Continuing Directors.

The Merger Agreement provides that, upon acceptance for payment of, and payment by Merger Sub for, Shares pursuant to the Offer, Parent or Merger Sub shall be entitled to designate a certain number of directors to the Board. After Parent’s designees are appointed or elected to, and constitute a majority of the Board, and until the Effective Time, at least three directors who were directors immediately prior to such initial designations by Parent or Merger Sub will continue to serve on the Board. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board.

At a meeting held on December 20, 2013, the Board, among other things, unanimously:

•	determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its shareholders;

•	authorized and adopted the Merger Agreement;

•	approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	authorized and approved the grant to Merger Sub of an irrevocable option (the “Top-Up Option”), for so long as the Merger Agreement has not been terminated pursuant to its terms, to purchase from the

Company that number of Shares equal to the number of Shares that, when added to the number of Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the time of exercise of the Top-Up Option, constitutes at least one Share more than 90% of the fully diluted Shares at such date, assuming the issuance of all Shares to be issued upon exercise of the Top-Up Option (such Shares to be issued upon exercise of the Top-Up Option, the “Top-Up Shares”); provided that in no event may Merger Sub exercise this option to acquire a number of Shares in excess of the Company’s then authorized and unissued Shares;

•	directed that the Merger Agreement and the Merger be submitted to the shareholders of the Company for their approval, if and as required by applicable law;

•	made Article 6A.1 of the Company’s articles of organization, as amended, inapplicable to the transactions contemplated by the Merger Agreement and the Voting Agreements;

•	made the Company’s amended and restated rights plan inapplicable to the transactions contemplated by the Merger Agreement and the Voting Agreements; and

•	took all actions necessary so that control share acquisition, business combinations, fair price, moratorium and other applicable anti-takeover laws, including those contained in Chapters 110C, 110D and 110F of the Massachusetts General Laws, would not apply to the acquisition of Shares pursuant to the Offer, the Top-Up Option, the Voting Agreements, the Merger or any other transaction contemplated by the Merger Agreement.

Background of the Offer

As part of its ongoing evaluation of the Company’s business, the Board, together with senior management, regularly reviews the strategic direction of the Company’s business in light of, among other things, its results of operations, general market and economic conditions, its competitive position in the industries in which it operates, its strategic objectives and operational matters. In connection with such review, the Board also assesses opportunities to increase shareholder value. As a part of such reviews, management and the Board have considered the strategic options of its business, including continuing to operate the Company as a stand-alone company in an increasingly competitive environment which is growing very slowly due to U.S. Federal budgetary limitations and the possibility of a sale of the business, acquisitions and other strategic combinations, the advantages and disadvantages of each strategic option and whether each such option would offer the best avenue to enhance shareholder value over both the short and long term.

In recent years, the Company has focused on increasing shareholder value by focusing on expanding its business in higher-growth federal services markets, including healthcare, research and development, homeland security, intelligence, surveillance and reconnaissance, and financial/regulatory reform. This strategy is evidenced by the Company’s 2008 and 2011 acquisitions of KADIX Systems LLC and High Performance Technologies, Inc., respectively, which acquisitions better positioned the Company within these growth markets and shifted a major portion of the Company’s operating focus into these markets. However, a number of the legacy markets in which the Company competes have suffered in recent years as a result of government funding cutbacks, uncertainty surrounding the federal budgetary process, changes in spending priorities and increased competition for contracts, among other factors.

As a part of this ongoing process to determine the best means of maximizing shareholder value, in October 2012, the Company entered into nondisclosure agreements with two investment banks, SunTrust Robinson Humphrey, Inc. (“STRH”) and Cowen & Co. (“Cowen”), to better gauge the options for strategic alternatives, including expanding by acquisition, being acquired, seeking a major investment in the Company or building through organic growth, among others. Discussions arising from these relationships, entered into without investment banking engagement agreements, also allowed senior management to better assess and analyze where there might be interest for strategic transactions in the market, and to report those findings to the Board so that it could better determine the short- and long-term strategic direction of the Company.

At the December 11, 2012 Board meeting, the Board and senior management discussed at length the Company’s readiness in the case of an unsolicited offer to acquire the Company, as well as means of having the flexibility to best maximize shareholder value should the opportunity for a beneficial strategic transaction arise. The Board also discussed the challenges of continuing to operate the Company on its current course given the market challenges present at the time and the Company’s lack of scale to compete for larger contracts. Representatives of Nixon Peabody LLP, outside counsel to the Company (“Nixon Peabody”), were present at the meeting and advised the Board with respect to certain legal matters, including the Board’s exercise of fiduciary duties in the context of these strategic considerations and that proper purposes of such a transaction would not include entrenchment of the Board or, prior to reaching a deal in principle on a definitive sale agreement, compensation considerations for management.

As a result of these discussions, the Board directed James P. Regan, in his capacity as Chairman of the Board, and senior management to take actions to improve the Company’s preparedness to act quickly to capitalize on strategic opportunities that might be presented to or become visible to the Company. In particular, Mr. Regan, in his capacity as President and Chief Executive Officer of the Company, and David Keleher, Senior Vice President, Chief Financial Officer and Treasurer of the Company, were directed to spearhead the Company’s consideration of strategic alternatives. This project was limited to two executives to minimize the possibility of leaks that might have resulted in uncertainty within the workforce, because of their overall reliability and competence, and because they were the two executive officers with the greatest overall knowledge of the Company and its markets. As a result, management prepared timelines and action items with respect to a number of general categories of potential strategic alternatives, including a sale of the Company, growth through acquisitions or a major investment in the Company.

Over the course of the next several months, senior management, in consultation with the Board, took several steps to help improve shareholder value and to increase its preparedness for a number of potential strategic alternatives. For instance, the Company assembled a data room so that material Company information could be available on an expedited basis in the case of an unsolicited bid, and prepared forms of nondisclosure agreements with respect to a potential strategic transaction. In addition, the Company continued informal discussions with STRH and Cowen, and continued to explore various strategic alternatives.

In April through June 2013, the Company investigated potential divestitures of business units of three defense and technology conglomerates that had potential synergies with the Company. These discussions did not get past preliminary phases due to the timing needs of the other parties, the complexity of the potential transactions, the lack of compelling business reasons to further pursue those acquisitions, the assessment that these businesses were unlikely to materially increase stockholder value and structural risks inherent in the proposed transactions that rendered them not worth pursuing.

From May 2013 through July 2013, Messrs. Regan and Keleher held investor briefings with approximately 20 different parties in order to better describe the Company and its business to potential transaction partners. These investor briefings were comprised solely of publicly available information, but gave potential counterparties an opportunity to speak one-on-one with members of the Company’s senior management. The primary purpose of these meetings was to allow management to get a sense of whether market conditions would allow a proposed investment in the Company or sale of the Company, or whether another type of strategic transaction could likely maximize shareholder value at this time, as well as to create contacts that might lead to future maximization of shareholder value.

Of the approximately 20 parties with which investor briefings were held, approximately 15 ultimately entered into nondisclosure and standstill agreements with the Company so that Messrs. Regan and Keleher could present additional non-public information regarding the Company at strategy briefings and allow interested parties to better understand the Company’s business, operations and financial condition. Due to competitive concerns and the sensitivity of the Company’s confidential business and customer information, these strategy briefings with 15 potential interested parties were primarily held with potential financial investors, although some were held with strategic companies or private equity firms that already owned companies in the Company’s market sector. These strategy briefings took place from June 2013 through early September 2013.

In June 2013, the Company began discussions with two additional potential financial advisors, Stifel Nicolaus & Company, Incorporated (“Stifel”) and Wells Fargo Securities, LLC (“Wells”), and entered into nondisclosure agreements with Stifel and Wells. These arrangements allowed management to obtain a broader understanding of the range of strategic options for the Company, and allowed senior management to help better determine the level of interest the market might have in a transaction that would maximize shareholder value.

In late June 2013, after discussions with members of the Board, Mr. Keleher requested that each of Cowen, Stifel, STRH and Wells submit proposals for potential engagements as the Company’s financial advisor. During the course of discussions with each of these parties, Messrs. Regan and Keleher were able to gain significant knowledge about each firm and the individuals who would be directly interacting with the Board and the Company, including their competence as financial advisors and the breadth of knowledge that they had within the Company’s industry.

At the July 31, 2013 Board meeting, the Board held discussions, in conjunction with senior management, regarding the Company’s ongoing growth strategy, market conditions, potential strategic alternatives, perceived interest in the Company and the Company’s discussions to date with potential transaction partners. The Board determined that the Company should continue to explore strategic alternatives, in addition to executing on its growth strategy. Representatives of Nixon Peabody, present at the meeting, advised the Board as to their fiduciary duties as well as on the criteria upon which members of the Board may rely upon expert advice among other matters.

In addition, also at the July 31, 2013 Board meeting, the Board authorized Messrs. Regan and Keleher to enter into an engagement agreement with STRH. The Board made this determination based on the relative levels of expertise of the proposed financial advisor candidates, their level of knowledge regarding the industries in which the Company operates, proposed fee structures and amounts of fees, experience of the advisors in strategic transactions regarding companies in the Company’s industry, strength of personnel, understanding of the Company and execution expertise. Shortly thereafter, the Company entered into an engagement agreement for STRH to serve as the Company’s financial advisor, and terminated discussions with Cowen, Stifel and Wells. At this time, the Company also entered into nondisclosure agreements with certain key employees who would be essential to successfully evaluating all potential strategic alternatives.

Beginning on August 9, 2013 and for the next two months, STRH contacted 28 potential strategic transaction partners, including parties that the Company had previously contacted or, in certain cases, held investor and/or strategic briefings prior to STRH’s engagement. Eight parties contacted by STRH declined to receive information materials regarding the Company, and four parties declined to pursue further involvement in the process after receiving the investor briefs. As described above, including parties briefed prior to STRH’s engagement, the Company conducted a total of 20 investor briefs and conducted 15 in-person strategy briefs. In addition, STRH continued to gauge potential interest in the Company from their contacts in the industry.

In early September 2013, the Company, in conjunction with STRH, prepared a process letter together with additional information to be provided to interested parties. The process letter requested additional information regarding the interested parties, as well as a preliminary indication of interest regarding a proposed transaction with the Company. The process letter was accompanied by the most recent version of the Company’s strategy briefing, financial models, a contract waterfall and information regarding the Company’s shares outstanding. Based on prior discussions and contacts with the various parties, the process letter was ultimately submitted to 18 interested parties. Again, due to competitive concerns and the sensitivity of the Company’s confidential business and customer information, as well as on the advice of STRH that most potential strategic investors were not at the time interested in the possibility of strategic transactions, process letters were submitted to prospective financial buyers and certain selected companies controlled by financial sponsors rather than competitors of the Company. By late September 2013, 11 of these parties submitted preliminary proposals to the Company, while the others declined to continue further.

On October 1, 2013, the Board held a meeting to discuss the Company’s strategic direction and the status of the process to help maximize shareholder value. Representatives of Nixon Peabody advised the Board members regarding their fiduciary duties in evaluating the various strategic alternatives before them. STRH provided a presentation summarizing the process and preliminary proposals received to date. Preliminary proposals ranged from a mean proposed price an average of $11.00 per share to an average of $8.50 per share, representing a range of premiums from 114.4% to 65.7% per share over the Company’s market close share price as of June 24, 2013, and premiums from 52.1% to 17.6% over the Company’s market close share price as of September 24, 2013. The lowest of the indications still represented a premium over the highest price at which the Company’s stock had traded over the prior year. The Board determined that senior management should continue to search for means of maximizing shareholder value via a transaction, giving senior management authority to continue the process with the parties presenting the eight highest proposals.

In addition, after consultation with senior management, STRH and outside legal counsel, the Board requested that STRH invite a number of potential existing operating companies in the government contracting sector without financial sponsor involvement (referred to herein as strategic parties) to the process. The Board focused on potential strategic parties with the greatest likelihood of seeking and completing a transaction at a valuation that would maximize shareholder value. Due to considerations regarding competition and the Company’s confidential business and customer information, the Board sought to limit the process to strategic parties identified by STRH and senior management as having a likelihood of pursuing and submitting a reliable bid for a transaction. A number of companies within the sector had publicly indicated that they were uninterested in expanding their government services businesses or had privately indicated to the Company lack of interest in a transaction with the Company, and several had even recently divested themselves of businesses with models or customer bases similar to that of the Company. Ultimately, STRH and senior management contacted eight potential strategic parties believed to have interest in or capacity to expand in the area of the Company’s business, including Engility. Of the eight strategic parties contacted, only Engility elected to perform detailed due diligence on the Company, and the remainder declined to become involved in the process.

On October 4, 2013, the Company entered into a mutual confidentiality agreement with Engility.

On October 18, 2013, in accordance with STRH’s procedures to qualify continuing process participants, Engility submitted a preliminary indication of interest based on limited due diligence for $10.50 – $12.00 per Share.

On October 23, 2013, Mr. Regan and Anthony Smeraglinolo, President and Chief Executive Officer of Engility, held an initial meeting arranged by STRH. At the meeting, Mr. Smeraglinolo expressed his potential interest in a transaction with the Company based on Engility’s market position, growth strategy to expand solutions capabilities, the significant effect such a transaction could have on Engility’s business prospects, and the business and cultural fit of the two companies.

Over the course of the next month, the Company continued discussions with a number of interested parties. In addition, it provided parties with more detailed information regarding the Company, including the opportunity for detailed diligence on the Company. Throughout this period, senior management, STRH and Nixon Peabody held daily calls updating the status of the process. On a parallel track, Holland & Knight LLP, also outside counsel to the Company (“Holland & Knight”), prepared a draft definitive agreement for potential submission to parties, in the event that the Company determined to devote more resources to pursuing a transaction. During this time, members of senior management and other managers within the Company gave management presentations to each of the eight remaining interested parties, including to Engility on November 1, 2013. STRH and the Company also gave those interested parties an opportunity to perform more detailed due diligence on the Company. Four of those parties, including Engility, opted to perform more detailed due diligence, while the other four declined to do so.

On November 8, 2013, STRH submitted to the remaining interested parties a further process letter designed to obtain definitive information regarding the various parties and the means through which they could provide the greatest value to shareholders. Among the items requested in this letter were a proposed purchase price, proposed comments to the draft definitive agreement that had been prepared by Holland & Knight, details regarding financing and potential transaction contingencies and required approvals, among other matters. The letter requested submission of final proposals no later than December 2, 2013.

After the delivery of the further process letter by STRH, and continuing into early December 2013, the Company held numerous due diligence sessions with interested parties and their outside advisors relating to legal, financial and employee matters, among other things.

On November 13, 2013, members of Engility senior management and Bass, Berry & Sims, PLC (“Bass Berry”), its legal counsel, held a preliminary telephone conference with the Company and its advisors to discuss certain aspects of the draft bid merger agreement included with the November 8, 2013 process letter, including the structure of the transaction and minimum shareholder tender and voting requirements to complete a transaction. On November 20, 2013, Engility and Bass Berry held a legal due diligence call with the Company and its legal team.

On December 2, 2013, Engility and Bass Berry held a follow-up legal diligence call with the Company and its legal team to gain further insight on open diligence items and better prepare it for submission of a proposal to the Company.

On December 3 and 4, 2013, four interested parties submitted final proposals to the Company in response to the November 8, 2013 process letter. Engility and “Party A”, a private equity firm that intended to use the Company as a base growth platform, and Engility each submitted offers of $10.00 per share. “Party B”, a private equity firm that intended to merge the Company with one of its portfolio companies, and “Party C”, a private equity firm with experience in owning businesses in the Company’s sector, each submitted an offer of $9.00 per share. Engility’s offer was not subject to any financing contingency, while each of the other three offers was subject to financing contingencies, although two of those offerors had received financing commitments. Further, Engility’s offer and Party C’s offer were not subject to pre-signing exclusivity requirements and did not contain abbreviated offer acceptance deadlines, while the offers of Party A and Party B were subject to exclusivity and contained short deadlines for the expiration of their respective offers. Following submission of offers, STRH contacted each of the parties to give them the opportunity to increase their offers. Party A and Party B indicated that they were considering increasing their bids; Engility and Party C declined to increase their offers at that time. On December 5, 2013, Party A indicated orally that it would be willing to increase its offer to $10.50 per share and Party B submitted a revised offer price of $10.50 per share.

On December 6, 2013, the Board met to discuss the various proposals. The Board received advice from representatives of Nixon Peabody on matters relating to the Board’s exercise of its fiduciary duties, as well as its ability to rely upon the advice of experts such as the Company’s senior management and STRH among other matters. Representatives of STRH provided the Board with a detailed update on the process and the status of the outreach to potential acquirers, as well as a comparative analysis regarding each of the offers. Representatives of Holland & Knight reviewed and compared for the Board the four proposals with respect to the material differences between the proposed definitive agreement included in the November 8, 2013 process letter and the drafts presented by the interested parties, indicating that Engility’s offer included a requirement that certain directors and officers enter into Voting Agreements in their capacity as shareholders. After STRH and Holland & Knight had left the meeting, the Board held lengthy deliberations and determined that it would not accept any offer or enter into negotiations with any of the interested parties at that time. The Board provided discretion for STRH and management to continue to seek a better offer. In addition, the Board directed senior management to provide the Board with an analysis of the Company as an independent entity on a going forward basis, and to outline a number of potential strategies for the Company to grow and provide greater value to shareholders as a standalone company. The Board scheduled for December 13, 2013 another meeting to discuss these alternatives in greater detail.

During the course of the next week, the Company’s management updated its strategic analysis of the Company and performed an analysis of numerous alternatives for the Company’s organic growth. STRH and Mr. Regan continued to reach out to the interested parties in an effort to solicit a higher price and better proposed terms. On December 7, 2013, Party B orally indicated that it would be willing to increase its offer price to $11.15 per share, contingent on exclusivity, with the offer to expire within the next few days.

On December 11, 2013, the Board held a meeting to discuss the status of the process, ask questions of management regarding the various offers that had been made and hold discussions regarding the Company’s strategic plan and projections.

On December 11, 2013, STRH submitted to the remaining interested parties a reminder that the Board intended to meet again on December 13, 2013, and requested that any revised offers be submitted by the evening of December 12, 2013. On December 12, 2013, Engility submitted a revised offer of $11.35 per share, Party A orally confirmed its offer of $10.50 per share but indicated it might be willing to further increase that price, Party B orally confirmed its offer of $11.15 per share and Party C informed STRH that it was not in a position to increase its offer. Each of these offers, except the offer from Party C, was contingent on exclusivity and would expire on December 14, 2013.

On December 13, 2013, the Board held a meeting with representatives of management, STRH, Nixon Peabody and Holland & Knight to further discuss the alternatives before the Company and to hold formal presentations with STRH and members of senior management regarding the proposed offers, as well as the Company’s strategy for 2014, long-term growth strategy and debt financing plans, all in an effort to determine whether to accept an offer or to continue as an independent company. Representatives of Nixon Peabody advised the Board on its exercise of fiduciary duties. The Board had extensive discussions regarding the various offers, the present status of the Company and the Company’s near term outlook and long-term strategic plans. As a result of these discussions, the Board developed a consensus that STRH should contact each of the interested parties one more time to see whether any of them could make a better offer, and the Board adjourned the meeting to noon on December 14, 2013.

On December 14, 2013, Messrs. Regan and Smeraglinolo had a telephone conference to discuss integration issues with respect to a potential business combination and Mr. Smeraglinolo verbally increased Engility’s offer of $11.50 per share, which Engility subsequently confirmed in writing. Later in the day, the Board reconvened on December 14, 2013 with representatives of management, STRH, Nixon Peabody and Holland & Knight present. At the meeting, STRH indicated that Engility had raised its offer to $11.50 per share, under the conditions that the Company enter into exclusive negotiations with Engility and execute a definitive agreement by December 20, 2013. In addition, Party A had indicated orally that it may be willing to raise its offer to $11.20 per share. Party B indicated that it had no additional capacity in its models to raise its offer above $11.15 per share. The Board continued lengthy discussions regarding the various offers. The Board discussed factors impacting the timing and certainty of each of the offers, including any financing conditions and minimum tender requirements. After full consideration of the information before it, as well as the risks inherent in accepting an offer, the Board authorized senior management to enter into negotiations towards a definitive agreement with Engility, although the Company did not accept or address the exclusivity request made by Engility.

On December 15, 2013, members of Engility’s and the Company’s respective management and legal teams held a conference call to discuss the process to target a signing by the morning of December 20, 2013, and to target a mailing of tender offer materials before the end of the year. In addition, Holland & Knight began to prepare a markup to the draft definitive agreement submitted by Engility. On the evening of December 15, 2013, Messrs. Regan and Keleher had a dinner with Mr. Smeraglinolo and Craig Reed, Engility’s Senior Vice President, Strategy and Corporate Development, to discuss integration strategy as well as key issues to be resolved prior to finalizing a definitive agreement.

On December 16, 2013, representatives of Holland & Knight held a lengthy call with representatives of Bass Berry, regarding major negotiating points in the definitive agreement draft. In addition, in consultation with members of the Board, management contacted Stifel about the feasibility of its providing a second fairness opinion in order to mitigate any perceived conflict due to STRH’s prior role as a joint lead arranger and joint book manager of Parent’s existing credit facility. While the Board did not believe that a material conflict of interest existed, or ever has existed, on the part of STRH in connection with the transaction with Engility, the Board retained Stifel in order to address the appearance of any such potential conflict.

On December 17, 2013, Holland & Knight submitted to Bass Berry the Company’s comments to the proposed definitive agreement. That night, counsel to both parties held extensive calls to negotiate the terms of the agreement and discuss particular language in several terms and provisions of the agreement. In addition, Mr. Regan held discussions with Mr. Smeraglinolo, to directly negotiate certain business terms presented by Engility in its definitive agreement draft, as well as to discuss potential integration issues between the two companies.

On December 18 and December 19, 2013, the parties and their respective counsels and management teams held extensive negotiations regarding the Merger Agreement and related agreements. In particular, the parties negotiated on key terms of the documents, including with respect to the non-solicitation and related covenants and provisions, the circumstances under which a termination fee would be paid and under which expenses of Parent would be paid by the Company, whether the acceptance of the Offer would be contingent on two-thirds of the shareholders tendering their Shares, on a fully diluted basis rather than on enough shareholders tendering their Shares that Parent would be able to close only through exercise of the Top-Up Option and the length of matching rights.

On December 20, 2013, the Board met telephonically. Also participating were members of management and representatives of STRH, Stifel, Nixon Peabody and Holland & Knight. Representatives of Nixon Peabody reviewed certain legal matters, including the Board’s fiduciary duties in connection with the proposed transaction. Representatives of Holland & Knight reviewed the terms of the draft Merger Agreement in substantially final form. Also at the meeting, the representatives of each of STRH and Stifel reviewed with the Board their respective financial analyses of the $11.50 offer price in the proposed tender offer and merger. Following its presentation, representatives of STRH rendered its oral opinion to the Board, subsequently confirmed by delivery of a written opinion dated December 20, 2013, that, as of December 20, 2013, and based upon and subject to the factors and assumptions set forth therein, the $11.50 price per share to be received by holders of Shares pursuant to the merger agreement was fair to the holders of such Shares (other than Parent, Merger Sub and their respective affiliates) from a financial point of view. Following Stifel’s presentation, representatives of Stifel rendered its oral opinion to the Board, subsequently confirmed by delivery of a written opinion dated December 20, 2013, that, as of December 20, 2013, and based upon and subject to the factors and assumptions set forth therein, the $11.50 price per share to be received by holders of Shares pursuant to the merger agreement was fair to the holders of such Shares from a financial point of view. After discussing potential reasons for and against the proposed transaction, the Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its shareholders, and recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and that the shareholders of the Company approve the Merger Agreement and the Merger if submitted to a shareholder vote, if and to the extent required by applicable law.

Later that evening, the Company, Parent and Merger Sub executed the Merger Agreement and Parent and the applicable persons executed the related agreements.

On December 23, 2013, prior to market open, Engility and the Company issued a joint press release announcing the execution of the Merger Agreement.

Company’s Reasons for the Merger; Recommendation of the Board

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board consulted with the Company’s senior management and the Board’s legal and financial advisors, reviewed a significant amount of information and considered a number of factors. Based on these factors, the Board unanimously recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and that the shareholders of the Company approve the Merger Agreement and the Merger if submitted to a shareholder vote, if and to the extent required by applicable law.

In reaching its these determinations, the Board considered numerous factors discussed with Company’s outside legal and financial advisors and senior management, including the following factors and benefits of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, each of which the Board believed supported its determinations:

•	Offer Price. The fact that the Offer Price represented a 58.6% implied premium to the closing price of the Company’s common stock as of the December 18, 2013 market close and an approximately 70% premium to the six-month average closing trading price of Company’s common stock prior to entry into the Merger Agreement, and that the Offer Price was at a significant premium over any other offer that the Company had received during its exploratory process;

•	Company’s Business, Financial Condition, Strategy and Prospects. The Board’s familiarity with the business, operations, properties and assets, financial condition, business strategy and prospects of Company, as well as the risks involved in achieving those prospects, as well as the nature of the industry in which Company competes, industry trends and economic and market conditions, both on a historical and a prospective basis;

•	Solicitation of Other Parties. The results of Company’s evaluation of strategic alternatives, which included 39 parties contacted by STRH or the Company and four prospective counterparties who completed full diligence on the Company and submitted offers, and the companies that did provide offers provided inferior terms to Company’s shareholders, both in terms of per share consideration and lack of financing contingencies;

•	Favorability Over Alternatives. The Board’s belief that the Merger presented a more favorable opportunity for Company’s shareholders than the potential value that might result from other strategic alternatives available to Company, including remaining an independent company or pursuing other strategic alternatives given the potential rewards, risks and uncertainties associated with pursuing those other potential alternatives;

•	Timing of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow shareholders to receive the Offer Price in a relatively short timeframe, followed by the Merger in which shareholders (other than the Company, Parent or their respective subsidiaries) will receive the same consideration as received by those shareholders who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption;

•	Financial Advisors’ Analysis and Fairness Opinions. The financial analysis prepared by STRH and presented in its opinion to the Board on December 20, 2013, that, subject to the various qualifications and assumptions set forth in each opinion, the Offer Price is fair to Company’s shareholders (other than Merger Sub, Parent and their respective affiliates) from a financial point of view, and the financial analysis prepared by Stifel and presented in its opinion to the Board on December 20, 2013, that, subject to the various qualifications and assumptions set forth therein, the Offer Price is fair to Company’s shareholders from a financial point of view (for a further discussion of the STRH opinion, see “Item 4. The Solicitation or Recommendation — Opinion of SunTrust Robinson Humphrey, Inc.,” and for further discussion of the Stifel opinion, see “Item 4. The Solicitation or Recommendation — Opinion of Stifel”);

•	Negotiations with Parent. The course of extensive arms’ length negotiations and discussions with the Parent, and improvements to the terms of the draft definitive transaction agreements in connection with and as a result of those negotiations and discussions, and the Board’s belief based on those negotiations and discussions that the terms set forth in the final definitive transaction agreements were the most favorable terms to Company and its shareholders to which Parent was willing to agree;

•	Form of Consideration. That the Offer Price would be paid in cash, so that the transaction provides the Company’s shareholders certainty of value;

•	Ability to Respond to Unsolicited Proposal. The ability of the Board, under certain circumstances specified in the Merger Agreement, to consider and respond to an unsolicited bona fide acquisition proposal from a third party before acceptance of Shares for payment of the Offer Price by Merger Sub, and the ability of the Board to terminate the merger agreement to accept a superior proposal (as such term is defined in the Merger Agreement) under certain circumstances upon the payment to Parent of a termination fee of $3,030,250, plus up to $600,000 of expenses incurred by Parent in connection with the transaction;

•	Ability to Withdraw or Change Recommendation. The ability of the Board, under the Merger Agreement, to withdraw or modify, in a manner adverse to Parent, its recommendation in favor of the tendering of Shares in the Offer, adoption of the Merger Agreement and approval of the Merger, subject to specified matching rights and good faith negotiations with Parent, if the Board concludes in good faith, after consultation with its financial advisor and outside legal counsel, that a failure to take such actions in respect of a superior proposal or an intervening event would be reasonably likely to be inconsistent with its fiduciary duties under applicable law;

•	Absence of Financing Condition or Parent Shareholder Vote. The fact that completion of the Offer and the Merger and the other transactions contemplated by the Merger Agreement are not conditioned on Parent’s ability to obtain financing or an affirmative vote of its shareholders or the shareholders of Engility;

•	Other Terms of the Definitive Transaction Agreements. The parties’ respective representations, warranties and other covenants under the definitive transaction agreements, and the belief that the terms of such agreements, taken as a whole, are reasonable under the circumstances;

•	Voting Agreements. The Voting Agreements entered into individually by various Company shareholders who collectively owned approximately 10.3% of the outstanding Shares as of December 20, 2013, which demonstrated their support for the transaction, and the ability to terminate those Voting Agreements under specified circumstances;

•	Employee Benefits. The Merger Agreement provides that Parent shall (i) use its reasonable best efforts to cause the Company’s employees to be credited for their service time with the Company, for the 12-month period following the closing of the Merger, (ii) provide Company employees, to the extent they remain employed as an employee by an affiliate of Parent during such 12-month period, with base salary and bonus opportunities at an aggregate level equal to that provided prior to the closing and eligibility to participate in Parent’s new benefits plans (excluding equity plans or programs) on the same basis as similarly situated employees of Parent after taking into account the crediting for service and deductible payments, and (iii) through December 31, 2014, to the extent they remain employed as an employee by an affiliate of Parent during such period, provide continuation of benefits under the Company’s benefit plans and continued matching under the Company’s 401(k) plan, each of which gives additional protection to the Company’s employees if the Merger is consummated; and

•	Regulatory Approvals. The likelihood that the transaction will be approved by regulatory authorities, and the covenant from Parent to cooperate with the Company in obtaining regulatory approvals and to use its commercially reasonable efforts to obtain regulatory approvals.

The Board also identified and considered a number of uncertainties, risks and other potentially negative factors, including the following:

•	Interim Restrictions on Business. The potential impact of the restrictions under the Merger Agreement on Company’s ability to take certain actions during the period before the effective time of the Merger, generally requiring Company to conduct its business only in the ordinary course (which could delay or prevent Company, other than with the consent of Parent, from undertaking business opportunities that may arise pending completion of the Merger);

•	Impact on Alternative Transactions. Certain provisions of the Merger Agreement may have the effect of discouraging proposals for alternative acquisition transactions involving Company, including: (i) the restriction on Company’s ability to solicit proposals for alternative transactions; (ii) the requirement that Company terminate all discussions regarding potential alternative transactions; (iii) the opportunity for Parent to match any superior proposal; and (iv) the requirement that Company pay a termination fee of $3,030,250, plus up to $600,000 of expenses incurred by Parent in connection with the transaction following the termination of the Merger Agreement;

•	Public Announcement. The public announcement of the Merger Agreement may have an adverse effect on the Company, including effects on the Company’s sales, customers, operating results and share price, the Company’s ability to attract and retain key management and personnel, and the ability of the Company to retain government contracts that, as a general matter, may be terminated without cause at any time;

•	Conditions Precedent Required for Closing. The acceptance of Shares tendered in the Offer for payment and the consummation of the Merger is subject to several conditions, including that (i) there shall have been validly tendered and not withdrawn that number of Shares that, together with Shares already owned by Parent and Merger Sub, would represent at least two-thirds of the fully-diluted Shares at such time; (ii) no temporary restraining order, injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition enjoining or otherwise preventing or prohibiting the consummation of the Offer, the Top-Up Option or the Merger, or making the Merger, Offer or Top-Up Option illegal, shall be in effect; (iii) there is no suit, action or proceeding existing or pending by any governmental entity seeking any of the consequences referenced in the immediately prior clause (ii); and (iv) there have not been any material adverse effect on the Company, each of which has components which are beyond the Company’s control;

•	Effect of Termination. The transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs and the Company’s relationships with its customers, suppliers, employees and other third-parties may be adversely affected;

•	Timing of the Transaction. The amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Merger Sub might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

•	Interests of Employees. While the Merger Agreement contains certain employee benefit protections, it does not prohibit Parent from terminating employees following consummation of the Merger, and after protective periods have ended, Parent could reduce compensation or other benefits payable to persons who were formerly employees of the Company;

•	Interests of Executive Officers and Directors. The risks arising from the fact that certain of Company’s executive officers and directors have interests in the Merger as individuals that are in addition to, or that are different from, the interests of Company’s shareholders (for a further discussion of these interests, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company”); and

•	Other Risks. Other risks commonly associated with transactions such as the Merger, including the risk of shareholder litigation.

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but rather includes the material factors considered by the Board in its consideration of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby outweighed the potential negative factors. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board may have assigned different weights to various factors. The Board approved and adopted and makes its recommendations based upon the totality of the information presented to and considered by it.

Intent to Tender; Voting Agreements.

In order to induce Parent and Merger Sub to enter into the Merger Agreement, each director and certain executive officers of the Company entered into Voting Agreements with Parent and Merger Sub concurrent with the execution and delivery by the Company of the Merger Agreement. Shares held by these directors and officers that are eligible to be tendered into the Offer represent, in the aggregate, approximately 10.3% of Shares outstanding on the date of the Merger Agreement. These Voting Agreements, subject to the terms and conditions of the Voting Agreements, among other things, (i) restrict the transfer of these shareholders’ Shares, (ii) obligate these shareholders to vote their Shares in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement, and (iii) obligate them to tender all their Shares in the Offer not later than the tenth business day after the commencement of the Offer.

Opinion of SunTrust Robinson Humphrey, Inc.

At the meeting of the Board on December 20, 2013 held to evaluate and approve the merger, STRH delivered an oral opinion, which was confirmed by delivery of a written opinion, dated December 20, 2013, addressed to the Board to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the opinion, the Offer Price of $11.50 per share to be received in the Offer and the Merger (for purposes of this section (“Opinion of SunTrust Robinson Humphrey, Inc.”), the Offer and the Merger together, are referred to as the “Transaction”) by the shareholders of the Company other than Parent, Merger Sub and their respective affiliates (the “Unaffiliated Shareholders”) in exchange for their Shares is fair, from a financial point of view, to such Unaffiliated Shareholders. STRH has consented to the use of its opinion and related disclosure in this Solicitation/Recommendation Statement.

The full text of written opinion of STRH, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion of STRH, is attached as Annex B to this Solicitation/Recommendation Statement and is incorporated herein by reference. Shareholders are urged to read STRH’s written opinion carefully and in its entirety. STRH’s opinion was provided for the use and benefit of the Board in its evaluation of the Transaction. STRH’s opinion is limited solely to the fairness to the Unaffiliated Shareholders, from a financial point of view, of the Offer Price to be paid to the Unaffiliated Shareholders in exchange for their Shares in connection with the Transaction and does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available with respect to the Company. STRH’s opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the Transaction or any other matter, including whether shareholders should tender their Shares in the Offer. STRH’s opinion was approved by a STRH fairness opinion committee.

In connection with its delivery of its opinion, STRH conducted such reviews, analyses and inquiries as STRH deemed necessary and appropriate under the circumstances. Among other things, STRH reviewed the following:

•	a draft, dated December 19, 2013, of the Merger Agreement;

•	certain publicly available business and financial information relating to the Company, including the Company’s annual report and audited financial statements on Form 10-K filed with the SEC for the fiscal year ended December 31, 2012 and the Company’s unaudited interim financial statements for the quarter ended September 30, 2013 included in the Company’s Form 10-Q filed with the SEC;

•	certain other public and non-public information relating to the historical, current and future business, financial condition, results of operations and prospects of the Company made available to STRH by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company for the years ending 2013 through 2017 (the “Projections”);

•	the financial and operating performance of the Company as compared to that of other companies with publicly traded equity securities that STRH deemed relevant;

•	the historical stock trading price and trading volume of the Company’s publicly traded securities as compared to that of other companies with publicly traded equity securities; and

•	the publicly available financial terms of certain transactions that STRH deemed relevant.

STRH also had discussions with certain members of the senior management of the Company and with certain of the Company’s representatives and advisors regarding the business, financial condition, results of operations, and prospects of the Company and the Transaction and undertook such other studies, analyses and investigations as STRH deemed appropriate.

STRH relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to STRH, discussed with or reviewed by STRH, or publicly available, and did not assume any responsibility with respect to such data, material and other information. STRH’s role in reviewing such data, material and other information was limited solely to performing such review as STRH deemed necessary and appropriate to support its opinion and such review was not conducted on behalf of the Company or any other person. In addition, management of the Company advised STRH, and STRH assumed, that the Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial results and condition of the Company. STRH expressed no opinion with respect to the Projections or the assumptions on which they are based. STRH further relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to STRH, except for such changes as would not be material to STRH’s analyses or its opinion, and that there was no information or any facts that would make any of the information discussed with or reviewed by STRH incomplete or misleading.

STRH also relied upon and assumed without independent verification that (a) the representations and warranties of all parties to the Merger Agreement are true and correct; (b) each party to the Merger Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party under the Merger Agreement; (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof; (d) the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement therein; and (e) in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the expected benefits of the Transaction. In addition, STRH also assumed that the Merger Agreement, when executed by the parties thereto, will conform to the draft last reviewed by STRH in all respects material to STRH’s analysis and its opinion.

Furthermore, in connection with its opinion, STRH had not been requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was STRH provided with any such appraisal or evaluation. STRH undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company was or might have been a party or was or might have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or might have been a party or was or might have been subject.

The opinion of STRH is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to STRH as of, the date of the delivery of its opinion, December 20, 2013. STRH had no obligation to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring or information that became available after its delivery of its opinion.

The opinion of STRH only addresses whether the Offer Price to be received by the Unaffiliated Shareholders in exchange for their Shares in connection with the Transaction is fair, from a financial point of view, to the Unaffiliated Shareholders, and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise. STRH had not been requested to opine as to, and its opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Transaction; (ii) the form, structure or any other portion or aspect of, the Transaction; (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last paragraph of its opinion; (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage; (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents); (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction; (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Offer Price or otherwise. Instead, STRH’s opinion merely assesses whether, based on certain financial analyses, the Offer Price to be received by the Unaffiliated Shareholders in exchange for their Shares in connection with the Transaction is fair, from a financial point of view, to the Unaffiliated Shareholders. The Opinion was not on behalf of, and shall not confer rights or remedies upon, may not be relied upon by, and does not constitute a recommendation by STRH to, any holder of securities of the Company or any other person other than the Board of Directors to take any action in relation to the Offer or any form of assurance by STRH as to the condition of the Company. As specified in the engagement letter between STRH and the Company relating to the delivery of STRH’s opinion, (i) STRH was engaged solely by the Company and its opinion was to be delivered to the Board, (ii) STRH did not assume any fiduciary or agency relationship with the Company or its security holders or affiliates and (iii) the Company’s engagement of STRH was not intended to confer on any person or entity (including security holders, affiliates, employees or creditors of the Company) other than the Company and its Board, any relationship, rights or remedies with or opposite STRH. Under such circumstances, no privity is created between STRH and the Company’s shareholders regarding STRH’s delivery of its opinion to the Board and, consequently, you may not rely on STRH’s opinion to support any claims against STRH arising under applicable state law. STRH indicated that it would assert the “no privity” and “no third party reliance” defenses to shareholder claims related to STRH’s opinion that might be brought against it under applicable state law. The availability of such defenses to STRH and the question of whether such defenses are available under these circumstances would be resolved by a court of competent jurisdiction. In any event, the resolution of whether such defense is available to STRH would have no effect on (i) the rights and responsibilities of the Company’s Board under applicable state law or (ii) the rights and responsibilities of either STRH or the Company’s Board under federal securities laws. Furthermore, in STRH’s opinion, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from appropriate professional sources. STRH relied, with the Board’s consent, on the assessments by the Board, the Company and their respective advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction.

The following is a summary of the material financial analyses presented by STRH to the Board at its meeting held on December 20, 2013, in connection with STRH’s opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand STRH’s analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of STRH’s analyses. It should be noted that to assess the Company’s underfunded liability associated with its defined benefit pension plan, STRH utilized Moody’s Standard Adjustments for Underfunded Benefit Pension.

Financial Analyses of the Company

Selected Public Companies Analysis. STRH reviewed financial and stock market information of the following selected publicly traded government services companies (the “Selected Companies”), which STRH selected based on STRH’s professional judgment taking into account size, scale, services, end-market and other factors:

Selected Companies:

•	Booz Allen Hamilton Holding Corporation

•	CACI International

•	Engility Holdings, Inc.

•	ManTech International Corporation

•	NCI, Inc.

•	VSE Corp.

•	Leidos Holdings, Inc.

•	Science Applications International Corporation

Although Leidos Holdings, Inc. (“Leidos”) and Science Applications International Corporation (“SAIC”) met STRH’s selection criteria, STRH excluded them from the mean, median and quartile calculations due to the corporate spin-off involving Leidos and SAIC that occurred in September 2013. STRH believes that investors are still assessing the business and financial outlook of the new entities and that the limited trading history of Leidos and SAIC as stand-alone public entities following the spin-off warrant exclusion of both companies from the calculations.

Selected Company Multiples:

	Enterprise Value / Revenue		Enterprise Value / Adjusted EBITDAP
Company Name	2013E	2014E	2013E	2014E
75% Quartile	0.70x	0.72x	6.8x	7.0x
25% Quartile	0.47x	0.51x	6.1x	6.6x
Mean	0.58x	0.62x	6.2x	6.6x
Median	0.60x	0.62x	6.2x	6.8x

STRH reviewed, among other things, enterprise values of the Selected Companies (calculated as market value of the relevant company’s diluted common equity based on its closing stock price on December 18, 2013, plus preferred stock, plus, as of the relevant company’s most recently reported quarter end, short-term and long-term debt, less cash and cash equivalents, plus book value of non-controlling interests) as a multiple, to the extent information was publicly available, of estimated revenue and EBITDAP (defined as earnings before interest, taxes, depreciation, amortization, plus pension expense less pension service costs, where applicable) for estimated calendar year 2013, and estimated calendar year 2014. STRH also reviewed debt of the Selected Companies as a multiple of EBITDAP for estimated calendar year 2013. Financial data for the Selected Companies was based on publicly available consensus research analysts’ estimates, public filings and other publicly available information. STRH then (i) calculated the mean, median, and 75th and 25th quartiles of the applicable multiples for the Selected Companies and (ii) applied ranges of selected multiples derived from the Selected Companies of 6.0x to 7.0x in the case of estimated calendar year 2013 EBITDAP, 6.5x to 7.5x in the case of estimated calendar year 2014 EBITDAP, 0.55x to 0.65x in the case of estimated calendar year 2013 revenue and 0.60x to 0.70x in the case of estimated calendar year 2014 revenue to corresponding financial data of the Company. Financial data for the Company was based on financial forecasts and other information and data provided by the Company’s management. This analysis indicated the following implied per share reference range for the Company, as compared to the $11.50 per share Offer Price:

Implied Per Share Reference Range
EV/2013E Revenue	EV/2014E Revenue	EV/2013E EBITDAP	EV/2014E EBITDAP	Offer Price
$5.62 – $8.24	$6.53 – $9.09	$5.51 – $7.89	$7.82 – $10.38	$11.50

Selected Precedent Transactions Analysis. STRH reviewed financial information of the following selected transactions in the government services industry announced between March 1, 2011 and the date of STRH’s opinion, which STRH selected based on STRH’s professional judgment taking into account size, scale, services, end-market and other factors. Furthermore, STRH limited the analysis to those transactions where it was possible to calculate Enterprise Value to EBITDA multiples from publicly available information. STRH did not exclude any transactions that met its selection criteria. Lastly, due to the change in the Government Services industry outlook and M&A market after the Budget Control Act of 2011 (“BCA”), STRH believes the transactions that occurred after the BCA are more comparable.

Date Announced	Target	Acquiror
10/09/13	Six3 Systems Inc.	CACI International Inc.
08/26/13	Globecomm Systems, Inc.	Wasserstein & Co.
04/29/13	Arkoon Network Security	Cassidian SAS
05/07/12	GTSI Corp.	UNICOM Systems, Inc.
02/21/12	ATS Coporation	Salient Federal Solutions, Inc.
11/15/11	Secureinfo Corp.	Kratos Defense & Security
08/16/11	Vangent, Inc.	General Dynamics Information

Budget Control Act of 2011 signals a significant change in industry outlook and M&A market

06/03/11	High Performance Technologies, Inc.	Dynamics Research Corporation
04/01/11	SRA International, Inc.	Providence Equity Partners
03/03/11	Global Defense Technology & Systems, Inc.	Ares Management LLC

	{	{		Total Enterprise Value as a Multiple of EBITDA
			High	13.4x
			75th Percentile	10.2x
			Mean	8.0x
Following the Budget Control Act of 2011			Median	7.8x
			25th Percentile	6.1x
			Low	2.5x

			High	16.3x
			75th Percentile	12.0x
			Mean	9.6x
All Transactions			Median	9.9x
			25th Percentile	7.6x
			Low	2.5x

STRH reviewed, among other things, announced transaction values of the selected transactions as a multiple, to the extent information was publicly available, of EBITDA for the latest twelve months (“LTM”). Financial data for the relevant transaction was based on publicly available information at the time of announcement of the relevant transaction. STRH then (i) calculated the mean, median, high, low, and 75th and 25th quartiles of the multiples in such transactions and (ii) applied ranges of selected multiples derived from the selected transactions of 6.5x to 8.5x (based on LTM EBITDA) to estimated calendar year 2013 EBITDAP of the Company. Financial data for the Company was based on financial forecasts and other information and data provided by the Company’s management. This analysis indicated the following implied per share reference range for the Company, as compared to the $11.50 per share Offer Price:

Implied Per Share Reference Range	Offer Price
$6.70 – $11.47	$11.50

Discounted Cash Flow Analysis. STRH performed a discounted cash flow (“DCF”) analysis of the Company using financial forecasts provided to STRH, and other information and data provided by the Company’s management to calculate the present value of the estimated future unlevered free cash flows projected to be generated by the Company. In performing the DCF analysis of the Company, STRH utilized a range of discount rates of 13.3% to 15.3%, taking into account the Company’s weighted average cost of capital, size and comparability to similarly sized companies, and STRH’s professional judgment, to calculate estimated present values as of December 31, 2013 (using the year-end convention) of (i) the Company’s estimated after-tax unlevered free cash flows for the estimated calendar years of 2014 through 2017, and (ii) estimated terminal values derived by applying a range of multiples of 6.0x to 7.0x (taking into account the results of the selected companies analysis and STRH’s professional judgment) to the Company’s estimated calendar year 2017 EBITDAP. This analysis indicated the following implied per share reference range for the Company, as compared to the $11.50 per share Offer Price:

Implied Per Share Reference Range	Offer Price
$6.74 – $9.82	$11.50

Other Information.

STRH also noted for the Board certain additional factors that were not considered part of STRH’s financial analysis with respect to its opinion, but were referenced for informational purposes, including, among other things:

•	Premiums paid in selected transactions in the government services industry announced between June 4, 2009 to December 20, 2013 which, applying selected ranges of implied premiums paid derived from the selected transactions, based on comparing the per share acquisition price in each transaction to (i) the closing price of the Company’s common stock for the date one day prior to December 18, 2013 (or a potential transaction), (ii) the closing price of the Company’s common stock for the date one week prior to December 18, 2013, (iii) the closing price of the Company’s common stock for the date one month prior to December 18, 2013, and (iv) the closing price of the Company’s common stock for the date three months prior to December 18, 2013, resulted in 75th and 25th quartile premiums of 50.2% and 13.3%, 50.5% and 14.2%, 47.3% and 18.0%, 63.8% and 23.0%, respectively. This analysis indicated premiums of 13.3% to 50.2%, based upon the $11.50 Offer Price; and

•	The historical trading prices for the Company’s common stock during the 52-week trading period ended December 18, 2013, which reflected low and high stock prices during such period ranging from $4.91 to $7.60 per Share.

Miscellaneous.

This summary of the analyses is not a complete description of STRH’s opinion or the analyses underlying, and factors considered in connection with, STRH’s opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying STRH’s opinion. In arriving at its fairness determination, STRH considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, STRH made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in the analyses described above is identical to the Company or the Transaction. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither the Company, nor STRH or any other person assumes responsibility if future results are materially different from those forecast.

The Offer Price was determined through arms’ length negotiations between the Company and Parent and was approved by the Company’s Board. STRH did not recommend any specific consideration to the Company, or that any specific amount or type of consideration constituted the only appropriate consideration for the Transaction.

STRH acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, currently estimated to be approximately $2.66 million in the aggregate, $400,000 of which became payable upon STRH’s delivery of its opinion (the “Opinion Fee”), regardless of the conclusion reached therein, and the remainder of which is contingent upon completion of the Merger. The Company’s payment of the Opinion Fee to STRH was not contingent on the consummation of the Transaction. In addition, the Company agreed to reimburse certain of STRH’s expenses and to indemnify STRH and certain related parties for certain liabilities arising out of STRH’s engagement. During the two years preceding the date of STRH’s opinion, STRH and its affiliates provided, and in the future expected to continue to provide, investment banking, commercial banking and other financial services to the Company, Parent and certain of their respective affiliates for which STRH and its affiliates have received and would expect to receive compensation. With respect to Parent, such services include (i) serving as joint lead arranger, joint book manager, syndication agent and lender in connection with Parent’s $400 million credit facilities established in July 2012 and $450 million credit facilities established in August 2013 and (ii) providing certain treasury and payment services to Parent. With respect to the Company, such services include serving as a lender under the Company’s current credit facilities, for which STRH and its affiliates acted as syndication agent, joint lead arranger and joint book manager in July 2011. During the two year period preceding the date of its opinion, STRH and its affiliates received aggregate fees from Parent and its affiliates for investment and corporate banking services of approximately $1,047,849. STRH is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, STRH and its affiliates may acquire, hold or sell, for STRH and STRH’s affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent, their affiliates and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies. In addition, STRH and its affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with the Company, Parent and their affiliates.

STRH’s affiliates, employees, officers and partners may at any time own securities of the Company. In the future, STRH may provide investment banking and other services to Parent and its affiliates and may receive compensation for such services.

Opinion of Stifel Nicolaus & Company, Incorporated.

On December 20, 2013, Stifel delivered to the Board its oral and written opinion, to the effect that, as of that date, and subject to assumptions made, matters considered and limitations set forth therein, the Offer Price and Merger Consideration to be received by holders of Shares from the Merger Sub in connection with the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Stifel, dated December 20, 2013, is attached as Annex C and is incorporated into this Solicitation/Recommendation Statement by reference. The opinion sets forth, among other things, the assumptions made, work performed, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Stifel. You are urged to read the opinion carefully and in its entirety. Stifel’s opinion was directed to the Board and addresses only the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to be received by the holders of the Shares. The opinion does not address any other aspect of the Merger and does not constitute a recommendation to the Board or to any other person in respect to the Merger, including as to how any holder of the Shares should vote or act in respect to the Merger. The summary of the opinion of Stifel set forth in this information statement is qualified in its entirety by reference to the full text of the opinion.

In rendering its Opinion, Stifel has, among other things:

•	discussed the Offer, the Merger and related matters with the Company’s counsel and reviewed a draft copy of the Merger Agreement dated December 17, 2013;

•	reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended December 31, 2012 and unaudited consolidated financial statements of the Company contained in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013;

•	reviewed and discussed with the Company’s management certain other publicly available information concerning the Company and Engility;

•	reviewed certain non-publicly available information concerning the Company, including internal financial analyses and forecasts prepared by its management, and held discussions with the Company’s senior management regarding recent developments;

•	reviewed and analyzed certain publicly available information concerning the terms and conditions of selected merger and acquisition transactions that it considered relevant to its analysis;

•	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that it deemed relevant to its analysis;

•	reviewed the reported prices and trading activity of the equity securities of each of the Company and Engility;

•	conducted such other financial studies, analyses and investigations and considered such other information as it deemed necessary or appropriate for purposes of its opinion; and

•	took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of the Company’s industry generally.

Stifel was not requested to opine as to, and its opinion does not in any manner address: (i) the Company’s underlying business decision to proceed with or effect the Merger, (ii) the terms of any agreements or documents related to, or the form or any other portion or aspect of, the Merger, except as specifically set forth herein, or (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of the Company, except as specifically set forth herein. Further, Stifel was not requested to consider, and its opinion does not address, the merits of the Merger relative to any alternative business strategies that may have existed for the Company or the effect of any other transactions in which the Company might have engaged, nor did Stifel offer any opinion as to the terms of the Merger. Moreover, Stifel was not engaged to recommend, and did not recommend, a transaction price, or participate in the Merger negotiations. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Stifel’s opinion does not constitute, and Stifel has not made, a recommendation to the Board or any security holder of the Company or any other person as to how to act or vote with respect to the Merger or otherwise. Stifel also assumed, with the Company’s consent, that the final executed form of the Merger Agreement would not differ from the draft of the Merger Agreement that they examined, that the conditions to the Merger as set forth in the draft Merger Agreement would be satisfied without waiver of any material term or condition, and that the Merger would be consummated on a timely basis in the manner contemplated by the draft Merger Agreement, without any limitations, restrictions, or conditions, regulatory or otherwise. Stifel expressed no opinion as to the price at which the shares of the Company might trade following the public announcement of the Merger.

Stifel assumed that the assets, liabilities, financial condition, and prospects of the Company as of the date of its opinion had not changed materially since the date of the most recent financial information made available to them. Stifel also assumed and relied upon the accuracy and completeness of all financial and other information that was publicly available, furnished by the Company, or otherwise reviewed by or discussed with them, and of the representations and warranties of all parties to the Merger Agreement as contained in the draft Merger Agreement, in each case without independent verification of such information. Stifel assumed, without independent verification, that the financial forecasts and projections provided to Stifel were reasonably prepared and reflected the best currently available estimates of the future financial results of the Company, and represent reasonable estimates, and Stifel relied upon such forecasts, projections and estimates in arriving at its opinion. Stifel was not engaged to assess the reasonableness or achievability of such forecasts, projections and estimates or the assumptions upon which they were based, and expressed no view as to the forecasts, projections, estimates, or assumptions.

Stifel did not conduct any physical inspection, evaluation or appraisal of the Company’s facilities, assets or liabilities. Stifel’s opinion was based on business, economic, market, and other conditions as they existed and could be evaluated as of the date of its opinion letter. It should be noted that although subsequent developments may affect its opinion, Stifel does not have any obligation to update, revise, or reaffirm its opinion.

Stifel did not form a conclusion as to whether any individual analysis, when considered independently of the other analyses conducted by Stifel, supported or failed to support its opinion. Stifel did not specifically rely or place any specific weight on any individual analysis. Accordingly, Stifel believes that the analyses must be considered in their entirety, and that selecting portions of the analyses or the factors it considered, without considering all analyses and factors together, could create an imperfect view of the processes underlying the analyses performed by Stifel in connection with the preparation of its opinion.

The following is a brief summary of the material analyses performed by Stifel in connection with its oral opinion and the preparation of its written opinion dated December 20, 2013. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by Stifel, the tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses.

Historical Trading Performance.

To provide context, Stifel reviewed the historical stock price and volume of Shares for the five-year period ending December 17, 2013. Stifel noted that the low and high closing prices of Shares during this period were $4.91 and $16.94 per Share. Stifel also noted that the low and high closing prices of Company Common Stock during the one-year period ending December 17, 2013 were $4.91 and $7.60 per share. Projections were provided by the Company’s management from which a projected income statement was generated. See “Item 4 — The Solicitation or Recommendation — Projected Financial Information.”

Discounted Cash Flow Method.

Stifel performed a DCF analysis of the Company in order to derive an implied per share value of the Shares based on the present value of the Company’s future cash flows. In performing its DCF analysis of the Company, Stifel relied on the financial forecast prepared by the Company management.

Stifel estimated the debt free cash flows that the Company could generate through the period ending December 31, 2018 based upon the Company management forecast. These cash flows were discounted to a present value equivalent using a range of discount rates of 11.7% to 15.7%, which range was based upon a weighted average cost of capital (“WACC”) calculation. The terminal value of the business beyond the forecast period was calculated using terminal year EBITDA multiples of 6.5x to 8.5x and discounted to a present value equivalent using the same range of discount rates. The estimated WACC was based upon calculations of the cost of equity capital, cost of debt capital, and an assumed capital structure, all of which were based upon information from comparable companies and obtained from various independent sources (including market risk-free interest rates, market equity risk premiums, small stock risk premiums, equity betas, and corporate bond rates).

Based on the assumptions described above, the DCF analysis indicated an implied per share value of the Shares range of approximately $9.66 to $13.40 per share.

Comparable Company Method.

Stifel reviewed and compared specific financial and operating data relating to the Company to comparable data of several publicly-traded companies that Stifel deemed to have certain characteristics that are similar to those of the Company. These selected companies were:

•	Booz Allen Hamilton Holding Corporation;

•	CACI, Inc.

•	Engility Holdings, Inc.

•	ICF International, Inc.

•	The KEYW Holding Corporation;

•	ManTech International Corporation;

•	NCI, Inc.

•	Leidos Holdings, Inc., and

•	VSE Corporation

With regard to the comparable companies analysis summarized below, Stifel selected comparable publicly traded companies on the basis of various factors, including among others, the similarity of the lines of business and primary customers. Stifel noted, however, that none of the selected publicly traded companies is identical or directly comparable to the Company.

As part of its analysis, Stifel reviewed multiples of Enterprise Value (“EV”) of the selected companies, which were calculated as equity value, plus debt and preferred stock, plus minority interests, less cash and cash equivalents, divided by the selected companies’ EBITDA, for 2013 and 2014. Multiples for the selected companies were based on stock prices for the selected companies as of December 17, 2013. Estimates of future performance for the selected companies were compiled from equity analyst estimates, as provided by Capital IQ, Inc. and Stifel’s equity research. This analysis indicated the following EV multiples for the selected companies:

Market Multiples of the Comparable Companies

Company	EV (in Millions of U.S. Dollars)	EV / 2013 EBITDA	EV / 2014 EBITDA
Booz Allen Hamilton Holding Corporation	$3,870.6	6.6x	7.3x
CACI International Inc.	2,302.1	7.0x	7.1x
Dynamics Research Corporation	76.1	6.4x	6.0x
Engility Holdings, Inc.	787.7	6.5x	7.1x
ICF International Inc.	742.9	7.7x	7.7x
The KEYW Holding Corporation *	544.3	20.7x	12.7x
ManTech International Corporation	998.9	5.9x	6.6x
NCI, Inc.	81.6	3.9x	4.1x
Leidos Holdings, Inc.	4,333.6	16.8x	10.5x
VSE Corporation	379.6	5.8x	6.1x

Low	76.1	3.9x	4.1x
25th Percentile	420.8	5.9x	6.1x
Mean	1,420.0	7.4x	6.9x
Median	765.3	6.5x	7.1x
75th Percentile	1,976.3	7.0x	7.3x
High	4,333.6	16.8x	10.5x

*	EV/2013 EBITDA and EV/2014 EBITDA multiples excluded from the summary statistics calculations.

The Company’s financial metrics for 2013 and 2014 were taken from the financial forecasts for the Company provided by the management of the Company. Based on this analysis and on Stifel’s judgment and experience with respect to the differences in size, profitability and risk, among other quantitative and qualitative factors of the Company relative to the selected companies, Stifel selected for the Company a range of 2013 EBITDA multiples of 5.9x to 7.0x (representing the 25th percentile and 75th percentile, respectively) and 2014 EBITDA multiples of 6.1x to 7.3x (representing the 25th percentile and 75th percentile, respectively). This analysis indicated a range of implied share prices for the Company of approximately $5.68 to $8.44.

In addition to reviewing EV/2013 EBITDA and EV/2014 EBITDA of comparable companies, Stifel also reviewed multiples of the selected companies’ price per share, divided by the selected companies’ earnings per share (commonly known as EPS), for 2013 and 2014. Multiples for the selected companies were based on stock prices for the selected companies as of December 17, 2013. Estimates of future performance for the selected companies were compiled from equity analyst estimates, as provided by Capital IQ, Inc. and Stifel’s equity research. This analysis indicated the following price per share/EPS multiples for the selected companies:

Market Multiples of the Comparable Companies

Company	Price Per Share	Price / 2013 EPS	Price / 2014 EPS
Booz Allen Hamilton Holding Corporation	$17.56	10.0x	11.1X
CACI International Inc.	71.74	12.0x	12.5X
Dynamics Research Corporation	7.23	14.2x	12.5X
Engility Holdings, Inc.	31.96	9.9x	108X
ICF International Inc.	33.96	17.0x	14.8X
The KEYW Holding Corporation *	12.70	NA	41.2X
ManTech International Corporation	28.45	14.2x	16.4X
NCI, Inc.	6.24	11.1x	10.4x
Leidos Holdings, Inc.	43.65	20.9x	16.1x
VSE Corporation	46.46	10.3x	10.3x

Low		9.9x	10.3x
25th Percentile		10.3x	10.8x
Mean		13.3x	12.8x
Median		12.0x	12.5x
75th Percentile		14.2x	14.8x
High		20.9x	16.4x

*	Price/2013 EPS and Price/2014 EPS multiples excluded from the summary statistics calculations.

The Company’s financial metrics for 2013 and 2014 were taken from the financial forecasts for the Company provided by the management of the Company. Based on this analysis and on Stifel’s judgment and experience with respect to the differences in size, profitability and risk, among other quantitative and qualitative factors of the Company relative to the selected companies, Stifel selected for the Company a range of 2013 EPS multiples of 10.3x to 14.2x (representing the 25th percentile and 75th percentile, respectively) and 2014 EPS multiples of 10.8x to 14.8x (representing the 25th percentile and 75th percentile, respectively). This analysis indicated a range of implied share prices for the Company of approximately $6.82 to $9.36.

Precedent Transaction Method.

Stifel identified for consideration in its analysis eight recent transactions (for which sufficient disclosure of financial terms was publicly available) involving the acquisition of companies that Stifel deemed to have certain characteristics (including, but not limited to, lines of business and primary customers) that are similar to those of the Company. Stifel noted, however, that none of the companies involved in the selected transactions is identical or directly comparable to the Company and that none of the selected transactions is identical or directly comparable to the Merger. Stifel also excluded certain transactions that may also be comparable, but for which detailed financial terms are not available. Stifel compared selected information of the Company with the corresponding data indicated in the selected transactions.

Stifel examined multiples of EV to LTM EBITDA. Multiples for the selected transactions were based upon the information available in the latest financial statements issued prior to the transaction announcement date. Financial data for the selected transactions was obtained from various independent sources including Capital IQ, Inc. The EV multiples implied by the selected transactions are as follows:

Market Multiples of the Selected Mergers and Acquisitions

Date Effective	Target	Acquirer	EV / LTM EBITDA
11/18/2013	CACI International Inc.	Six3 Systems	13.4x
3/30/2012	Salient Federal Solutions, Inc.	ATS Corporation	6.5x
10/03/2011	CACI International Inc.	Advanced Programs Group, LLC	11.0x
6/2/2011	URS Corporation	Apptis Holdings, Inc.	6.5x
10/5/2010	Jacobs Engineering Group Inc.	TechTeam Government Solutions Inc.	5.4x
8/27/2010	AECOM Technology Corp.	McNeil Technologies, Inc.	7.3x
7/7/2010	Cerberus Capital Management	DynCorp International, Inc.	5.6x
2/8/2010	Xerox Corp.	Affiliated Computer Services Inc.	7.7x

Low			5.4x
25th Percentile			6.3x
Mean			7.9x
Median			6.9x
75th Percentile			8.5x
High			13.4x

Based on this analysis, and on Stifel’s judgment and experience with respect to the differences in size, profitability, and risk, among other quantitative and qualitative factors of the Company relative to the selected companies, Stifel selected for the Company a range of EV to LTM EBITDA multiples of 6.3x to 8.5x. This analysis indicated a range of implied share prices for the Company of approximately $5.85 to $10.93.

Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the Company’s businesses, operations and prospects and those of the comparable acquired companies, Stifel believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis. Accordingly, Stifel also made qualitative judgments concerning the differences between the characteristics of these transactions (including market conditions, rationale and circumstances surrounding each of the transactions, and the timing, type and size of each of the transactions) and the merger that could affect the Company’s acquisition value.

Conclusion.

In connection with the review of the proposed merger by the Board, Stifel performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Stifel’s opinion. In arriving at its fairness determination, Stifel considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Stifel made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Stifel may have considered various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Stifel with respect to the actual value of the Company. In performing its analyses, Stifel made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in Stifel’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Stifel’s opinion was furnished for the use and benefit of the Board in connection with its evaluation of the Merger.

Stifel’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve the Merger Agreement and the related documents and the transactions contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the terms of the Merger or of whether the Board would have been willing to agree to different terms.

The issuance of its opinion was approved by Stifel’s fairness opinion committee, a committee of Stifel authorized to approve opinions of this nature.

Pursuant to an engagement letter dated December 18, 2013, the Board engaged Stifel to provide an opinion with respect to the fairness, from a financial point of view, of the Merger Consideration to be received by holders of the outstanding Shares. Under the terms of its engagement letter, the Company has agreed to pay Stifel a fee of $250,000 for its services, payable upon delivery of Stifel’s opinion. Stifel’s compensation is neither based upon nor contingent on the results of its engagement or the consummation of the Merger. The Company has also agreed to reimburse Stifel for expenses reasonably incurred by Stifel in performing its services, including fees and expenses of its legal counsel, and to indemnify Stifel and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement. Stifel has not been requested to opine as to, and its opinion does not address, the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the compensation to be received by the holders of outstanding Shares.

The Board selected Stifel to provide an opinion in connection with its consideration of the Merger because Stifel is a financial advisory firm with experience in similar transactions. Stifel is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged transactions, and private placements. There are no material relationships that existed during the two years prior to the date of Stifel’s opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Offer or the Merger. Stifel represented and warranted to the Board and the Company that, to its knowledge, neither it nor any of its affiliates (within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, as amended) has or had within the two years prior to the date of the Merger Agreement, or, as of the time Stifel’s opinion was given, will have, any banking, investment banking or advisory relationship with Parent or any of its affiliates. Stifel may seek to provide investment banking services to Engility or its affiliates in the future, for which it would seek customary compensation. In the ordinary course of business, Stifel and its clients may transact in the equity securities of each of the Company and Engility and may at any time hold a long or short position in such securities.

Projected Financial Information.

The Company does not as a matter of course make public projections as to future performance, earnings or other results. However, the Company provided a financial forecast covering the years ending December 31, 2013 through 2017 (the “Financial Forecast”) to Parent and Merger Sub and to STRH and Stifel for use in connection with the rendering of their respective fairness opinions to the Board and performing their related financial analyses. A summary of the Financial Forecast is set forth below.

The Financial Forecast does not reflect any of the effects of the transaction contemplated by the Offer or the Merger, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management, including as a result of the Merger Agreement or the transactions contemplated thereunder.

The Financial Forecast was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the Financial Forecast, nor have they expressed any opinion or given any form of assurance with respect to such information or its achievability.

Furthermore, the Financial Forecast:

•	while presented with numerical specificity, necessarily is based on numerous assumptions, many of which are beyond the Company’s control, including industry performance, sales volume generated by the Company’s customers, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s business, and may not prove to have been, or may no longer be, accurate;

•	reflects assumptions as to certain business decisions that are subject to change;

•	does not necessarily reflect revised or updated prospects for the Company’s business, changes in general business, economic, regulatory, market and financial conditions, changes in generally accepted accounting principles during the periods covered by the Financial Forecast or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Financial Forecast was prepared; and

•	is not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below.

Because the Financial Forecast covers multiple years, such information by its nature becomes less reliable with each successive year. The reliability of the Financial Forecast is also negatively affected by the currently high level of market uncertainty and the potential margin impacts from the highly competitive pricing environment in the Company’s industry.

The inclusion of the summary of the Financial Forecast in this Solicitation/Recommendation Statement should not be regarded as an indication that any of the Company or its affiliates or representatives considered or consider the Financial Forecast to be predictive of actual future events, and the Financial Forecast should not be relied upon as such. None of the Company or its affiliates or representatives can give you any assurance that actual results will not differ from the Financial Forecast, and none of them undertakes any obligation to update or otherwise revise or reconcile the Financial Forecast to reflect circumstances existing after the date the Financial Forecast was generated or to reflect the occurrence of future events even if any or all of the assumptions underlying the Financial Forecast are shown to be in error. The Company does not intend to make publicly available any update or other revisions to the Financial Forecast.

The summary of the Financial Forecast should be read together with the historical financial statements of the Company, which may be obtained from the Company’s periodic reports filed with the SEC, and in light of the above mentioned assumptions and uncertainties. The Financial Forecast constitutes a “forward-looking statement” as described in Item 8 of this Statement, and is subject to the additional risks and uncertainties described therein.

In light of the foregoing factors and the uncertainties inherent in the Financial Forecast, shareholders are cautioned not to place undue, if any, reliance on the summary of the Financial Forecast appearing below.

The summary of the Financial Forecast is set forth in the following table:

Financial Forecast Summary

(dollars in millions)

	E2013	E2014	E2015	E2016	E2017
Revenue	$275.9	$269.0	$286.8	$306.4	$326.0
Direct Costs	172.3	169.2	181.7	194.6	207.0
Direct Margin	103.6	99.8	105.1	111.8	119.8
% of Revenue	37.5%	37.1%	36.6%	36.5	36.7%
Provisions and Amortization	5.2	5.3	4.6	4.0	3.2
Indirect Costs	81.2	75.9	78.8	83.1	86.7
Operating Income	17.1	18.6	21.7	24.8	30.0
% of Revenue	6.2%	6.9%	7.6%	8.1%	9.2%
Interest Expense, Net	8.2	4.8	3.4	2.3	1.5
Other Income, Net	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)
Profit Before Taxes and Unusual Items	9.1	14.0	18.5	22.7	28.7
Income Taxes	3.7	5.7	7.5	9.2	11.7
Net Income Before Unusual Items	5.4	8.3	11.0	13.4	17.0
Unusual Items:
Accelerated Unamortized Financing Costs	—	3.6	—	—	—
Sub Debt Make Whole & Call Payments	—	1.3	—	—	—
Income Taxes on Unusual Items	—	(2.0)	—	—	—
Unusual Items, Net of Income Taxes	—	2.9	—	—	—
Net Income	5.4	5.4	11.0	13.4	17.0
Adjusted EBITDA	24.6	26.4	28.8	31.6	35.9
% of Revenue	8.9%	9.8%	10.0%	10.3%	11.0%

The Company also provided the following reconciliation of Adjusted EBITDA to the Net Income amount set forth in the Financial Forecast above:

	E2013	E2014	E2015	E2016	E2017
ADJUSTED EBITDA CALCULATION
Unadjusted Net Income	$5.4	$5.4	$11.0	$13.4	$17.0
Interest (Income) / Expense	8.2	4.8	3.4	2.3	1.5
Taxes	3.7	3.7	7.5	9.2	11.7
Accelerated Unamortized Financing Costs	—	3.6	—	—	—
Sub Debt Make Whole & Call Payments	—	1.3	—	—	—
Depreciation and Amortization	7.4	6.8	5.9	4.9	3.8
Stock Compensation Expense	0.5	1.5	1.6	1.7	1.8
Non-Cash Items	(0.7)	(0.7)	(0.7)	-	-
Adjusted EBITDA	24.6	26.4	28.8	31.6	35.9

Adjusted EBITDA is earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is not a financial measure pursuant to U.S. generally accepted accounting principles (“GAAP”). The Company does not routinely report Adjusted EBITDA. Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

•	Adjusted EBITDA does not reflect the Company’s cash capital expenditures, or future requirements for capital expenditures, or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on indebtedness; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

You should not consider Adjusted EBITDA as an alternative to, or more meaningful indicators of, the Company’s operating performance or liquidity than the Company’s financial measures determined in accordance with GAAP as set forth in its periodic reports filed with the SEC. Moreover, other companies in the Company’s industry may calculate Adjusted EBITDA differently.

In addition to the Financial Forecast, the Company provided the Parent, Merger Sub, STRH and Stifel additional projections concerning:

•	potential real estate cost savings of $3.5 million that could be realized by 2015 from the termination of leases for or subletting of underutilized facilities;

•	estimated tax benefits from the amortization of goodwill and amortization attributable to the Company’s prior acquisitions and which are not impacted by a change in control, which tax benefits were estimated using an effective tax rate of 40% to amount to an aggregate of $63.7 million from 2013 through 2022 and to have a present value ranging from $49.7 million to $44.4 million using discount rates of 2.8% and 4.8%, respectively; and

•	the Company’s pension plan liability, expenses and contributions which, based on the following tables, depict the Company’s pension plan as being fully funded by December 31, 2017 or, if interest rates increase, by December 31, 2015:

Pension Plan Projections (dollars in millions)

	2012	2013	2014	2015	2016	2017
Ending Liability/(Asset)	$28.9	$14.6	$6.3	($2.5)	($8.2)	($9.7)

FAS Pension Expense	$0.9	$0.2	($0.2)	($0.3)	($0.5)	($0.5)
Fees & SERP	0.4	0.4	0.5	0.6	0.5	0.4

Total Pension Expense	$1.3	$0.6	$0.3	$0.3	$0.0	($0.1)

Cash Contributions	$5.5	$2.7	$2.3	$3.7	$2.8	$0.9

Actuarial Assumptions

	Expected Return	Discount Rate
2004	9.0%	6.0%
2005	9.0%	5.8%
2006	9.0%	5.8%
2007	9.0%	6.3%
2008	9.0%	6.3%
2009	8.5%	5.8%
2010	8.5%	5.3%
2011	8.3%	4.8%
2012	8.2%	3.9%
2013	8.2%	4.7%
2014	7.8%	5.3%
2015	7.5%	5.8%
2016	7.3%	6.0%
2017	7.0%	6.0%

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Information pertaining to the retention of STRH in “Item 4. The Solicitation or Recommendation — Opinion of SunTrust Robinson Humphrey, Inc.” is incorporated herein by reference. Information pertaining to the retention of Stifel in “Item 4. The Solicitation or Recommendation — Opinion of Stifel Nicolaus & Company, Incorporated” is incorporated herein by reference.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to holders of Shares on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Solicitation/Recommendation Statement by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than (i) the grant of the Top-Up Option pursuant to the Merger Agreement and (ii)  the purchase of 108.162 Shares by David Keleher at a price of $7.03 per share under the Company’s 2011 Employee Stock Purchase Plan.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Solicitation/Recommendation Statement (including in the Exhibits to this Solicitation/Recommendation Statement) or as incorporated in this Solicitation/Recommendation Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Solicitation/Recommendation Statement (including in the Exhibits to this Solicitation/Recommendation Statement) or as incorporated in this Solicitation/Recommendation Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Pursuant to Section 7.4 of the Merger Agreement, the Company has agreed not to (i) solicit, initiate or take any action to knowingly facilitate or encourage the making by any person (other than Parent and its affiliates) of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any acquisition proposal, (ii) enter into, continue, or otherwise participate in any discussions or negotiations with any person (other than Parent and its affiliates) in furtherance of an inquiry or to obtain an acquisition proposal, (iii) enter into any agreement, understanding or arrangement with respect to any acquisition proposal or enter into any agreement or agreement in principle that would reasonably be expect to require the Company to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations thereunder, (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries, or (v) resolve or propose to do any of the foregoing, in each case, subject to the rights of the Company to respond to an unsolicited offer in certain circumstances and subject to certain procedures as set forth in the Merger Agreement. The information set forth in the Offer to Purchase in Section 13 under the heading “The Transaction Documents — The Merger Agreement — Nonsolicitation Obligation” is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

Regulatory Approvals.

The Offer is conditioned on satisfaction of the condition that the applicable waiting period (including any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated, with respect to the Offer.

Each of the Company and Parent currently expect to file a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division of the United States Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) on or around December 31, 2013. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days after Parent makes such filing, but the period may be shortened if the FTC or the DOJ, as applicable, grants “early termination” of the waiting period, or it may be lengthened if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information or documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of Parent, the Company, Merger Sub and the DOJ or the FTC, as applicable.

The FTC and the DOJ will consider the legality Merger Sub’s proposed acquisition of Shares pursuant to the Offer under antitrust laws. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the DOJ or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the DOJ have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Engility, Parent, Merger Sub, the Company or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. If any such action is commenced Merger Sub may not be obligated to consummate the Offer or the Merger.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. In addition, under Massachusetts law shareholders who continue to own their Shares at the time of the Merger may not be entitled to appraisal rights in connection with the Merger. Section 13.02(a)(1) of the MBCA generally provides that shareholders of a Massachusetts corporation are entitled to appraisal rights in the event of a merger, subject to certain exceptions. One of the exceptions to this general rule that appraisal rights are available applies to a merger in which cash is the sole consideration received by the shareholders, provided that no director, officer or controlling shareholder of the corporation has a direct or indirect material financial interest in the merger other than in (i) his, her or its capacity as a shareholder of the corporation, (ii) his, her or its capacity as a director, officer, employee or consultant of the corporation or the acquiring company pursuant to bona fide arrangements with the corporation or the acquiring company or (iii) any other capacity so long as the shareholder owns less than 5% of the voting securities of the corporation.

The Company believes that this exception to the general rule that appraisal rights are available is applicable in this transaction and that the Company’s shareholders are not entitled to appraisal rights in connection with the Merger. However, the MBCA took effect on July 1, 2004, and to date Section 13.02 has not been the subject of judicial interpretation in these circumstances. Accordingly, it is possible that a court could conclude that this exception is not applicable and that the Company’s shareholders are entitled to appraisal rights under Massachusetts law. Any shareholder who believes that he, she or it is or may be entitled to appraisal rights and rights to obtain payment of the fair value of its shares and who wishes to perfect those rights should carefully review Sections 13.01 through 13.31 of Part 13 of the MBCA, which sets forth the procedures to be complied with in perfecting any such rights, and should consult their own legal and other advisors with respect to the same. Failure to strictly comply with the procedures specified in Part 13 of the MBCA would result in the loss of any appraisal rights to which the Company’s shareholders may be entitled. To the extent any holder of Shares outstanding immediately prior to the Merger seeks to assert appraisal rights but is determined by a court to not be entitled to such appraisal rights (or was entitled to exercise such appraisal rights but fails to take all necessary action to perfect them or effectively withdraws or loses them), such holder will be entitled to receive the Offer Price per Share, without interest.

If appraisal rights are determined by a court of competent jurisdiction to be available and in the event that the Top-Up Option is exercised, as provided in the Merger Agreement, the Surviving Corporation following the Merger, shall not assert that the Top-Up option, the Top-Up Shares or any cash and/or promissory note delivered to the Company in payment for such Top-Up Shares should be considered in determining fair value for the dissenting Shares in accordance with Part 13 of the MBCA.

The foregoing summary of the rights of dissenting shareholders under the MBCA does not purport to be a statement of the procedures to be followed by shareholders desiring to exercise any appraisal rights which may be available under Massachusetts law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Massachusetts law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger to be provided under the MBCA. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Massachusetts law and is qualified in its entirety by reference to Massachusetts law.

Shareholders cannot exercise any appraisal rights at this time. The information provided above is for informational purposes only with respect to the possible alternatives of shareholders if and when the Merger is consummated. If shareholders sell their Shares in the Offer (or otherwise prior to the Merger), such holders will not be entitled to exercise appraisal rights, if any, which may be available with respect to such Shares in connection with the Merger.

Anti-Takeover Statutes.

The Company is incorporated under the laws of The Commonwealth of Massachusetts. Chapters 110C, 110D and 110F of the Massachusetts General Laws are generally applicable to any “take-over” of a Massachusetts corporation. The Company has taken and will take all actions necessary so that the restrictions contained in Chapters 110C, 110D and 110F will not apply to the Offer, the Merger or any of the transactions contemplated by the Merger Agreement. Accordingly, none of these laws is applicable to the proposed transactions.

In general, Chapter 110F of the Massachusetts General Laws prevents an “interested stockholder” (including certain persons who own or have the right to acquire 5% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Massachusetts corporation for a period of three years following the date that such person became an interested stockholder unless, among other things:

(i)	prior to the date such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii)	upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 90% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, those shares held by (i) directors who are also officers and (ii) employee stock plans in which the employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(iii)	on or subsequent to the date the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In accordance with the provisions of Chapter 110F, the Board has approved the Merger Agreement, the Merger, the Offer, the Top-Up Option, the entry into the Voting Agreements and the other transactions contemplated by the Merger Agreement and has taken all appropriate action so that the restrictions on business combinations set forth in Chapter 110F, with respect to the Company, will not be applicable to the Offer, the Top-Up Option, the Voting Agreements, the Merger or any other transaction contemplated by the Merger Agreement.

Chapter 110D of the Massachusetts General Laws restricts the voting rights of shares acquired in a control share acquisition, unless, among other things, the articles of organization or by-laws of a Massachusetts corporation provide that such restrictions are inapplicable. The Company amended its amended and restated by-laws in connection with the Board approval of the transaction so that the provisions of Chapter 110D are not applicable to the Company, and, therefore such restrictions will not be applicable to Shares purchased by Merger Sub in the Offer or the other transactions contemplated by the Merger Agreement. Under the terms of the Merger Agreement, the Board has agreed not to amend the Company’s amended and restated by-laws prior to the closing of the Offer to elect to have the Company covered by Chapter 110D.

Chapter 110C of the Massachusetts General Laws subjects an offeror to certain disclosure and filing requirements before such offeror can proceed with a “take-over bid,” defined to include any acquisition of or offer to acquire more than ten percent of the issued and outstanding equity securities of a target company. The Board has recommended the Merger Agreement and the transactions contemplated thereby to the Company’s shareholders, and has taken all appropriate additional action so that the Offer, the Merger and the other transactions contemplated under the Merger Agreement will be excluded from the definition of a “take-over” bid under Chapter 110C, and its requirements will not be applicable to Parent and Merger Sub or the transactions contemplated by the Merger Agreement.

The foregoing discussion is not a complete statement of Massachusetts law and is qualified in its entirety by reference to Chapter 110F, Chapter 110D, Chapter 110C and the Massachusetts General Laws. The Company and the Board have agreed to take such actions as are necessary to render any other takeover statutes inapplicable to the Offer, the Merger and the other transactions contemplated under the Merger Agreement.

Section 6.24 of the MBCA authorizes the board of directors of a Massachusetts corporation to adopt shareholder rights plans with terms a board of directors determines are reasonable and in the best interests of the corporation. A shareholder rights plan is a device that gives shareholders, other than an entity that acquires above a certain threshold of a corporation’s stock, the right to acquire equity at a discounted price. The Company has implemented a so-called poison pill by adopting a shareholders rights agreement, which was renewed in 2008. This poison pill significantly increases the costs that would be incurred by an unwanted third party acquirer if such party owns or announces its intent to commence a tender offer for more than 15% of our outstanding Shares or otherwise “triggers” the poison pill by exceeding the applicable stock ownership threshold. The existence of this poison pill could delay, deter or prevent a takeover.

Effective December 20, 2013, prior to the execution of the Merger Agreement, the Board approved an Amendment (the “Rights Amendment”) to the Company’s amended and restated rights plan (“Rights Agreement”). The Amendment, among other things, renders the Rights Agreement inapplicable to the Offer, the Top-Up Option, the Voting Agreements, the Merger or any other transaction contemplated by the Merger Agreement. The Rights Amendment provides that the execution and delivery of the Merger Agreement and the Voting Agreements, the announcement of the Merger Agreement, the Voting Agreements, the Offer, the Merger or the issuance or exercise of the Top-Up Option, the consummation of the Offer or the Merger, the issuance or exercise of the Top-Up Option, or the consummation of any of the transactions contemplated thereby will not be deemed to result in either Parent or Merger Sub or any of their respective “Affiliates” or “Associates” becoming an “Acquiring Person” (as such terms are defined in the Rights Agreement). In addition, the Rights Amendment provides that none of a “Stock Acquisition Date,” a “Distribution Date” or a “Common Stock Event” (each as defined in the Rights Agreement) shall occur, and that “Rights” (as defined in the Rights Agreement) will not separate from the Shares, in each case, by reason of the Merger Agreement and the Voting Agreements, the announcement of the Merger Agreement, the Voting Agreements, the Offer, the Merger or the issuance or exercise of the Top-Up Option, the consummation of the Offer or the Merger, the issuance or exercise of the Top-Up Option, or the consummation of any of the transactions contemplated thereby. The foregoing description of the Rights Amendment does not purport to be complete and is qualified in its entirety by reference to the Rights Amendment, which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

Vote Required to Approve the Merger.

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the MBCA. If Merger Sub holds, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any subsequent offering period (as provided in Rule 14d-11 under the Exchange Act), Merger Sub will merge with and into the Company under the “short-form” merger provisions of the MBCA, without prior notice to, or any action by, any other shareholder of the Company in accordance with Section 11.05 of the MBCA. If Merger Sub holds in the aggregate less than 90% of the outstanding Shares, the affirmative vote, as permitted under Massachusetts law, of the holders of at least two-thirds of the issued and outstanding Shares to adopt the Merger Agreement will be required under the MBCA to effect the Merger. After the purchase of the Shares by Merger Sub pursuant to the Offer, Merger Sub will own at least two-thirds of the outstanding Shares and will be able to effect the Merger without the affirmative vote of any other shareholder of the Company. Under the Merger Agreement, either Parent or the Company has the power to call such a shareholders’ meeting.

Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company has granted to Merger Sub an irrevocable Top-Up Option, for so long as the Merger Agreement has not been terminated, if Merger Sub acquires less than 90% of the Shares outstanding, to purchase from the Company, subject to certain limitations, the number of authorized and not outstanding Top-Up Shares equal to the number of additional Shares sufficient to cause Parent and Merger Sub to own the number of Shares necessary for Merger Sub to be merged into the Company without a vote or consent of the Company’s shareholders, or at least 90% of the Shares then outstanding, taking into account those Shares outstanding after the exercise of the Top-Up Option.

The Top-Up Option may be exercised by Merger Sub, during the two-business day period following the time at which Shares are first accepted pursuant to the Offer, or if any subsequent offering period is provided, during the two-business day period following the expiration date of such subsequent offering period; provided that, the Top-Up Option shall not be exercisable (i) to the extent that the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares that are not reserved or otherwise committed to be issued at the time of the exercise of the Top-Up Option, (ii) if any law then in effect shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares, and (iii) unless Parent or Merger Sub has accepted for payment all Shares validly tendered in the Offer and not withdrawn.

The Top-Up Option shall terminate upon the earlier to occur of (x) the Effective Time and (y) termination of the Merger Agreement. The aggregate purchase price payable for the Top-Up Shares being purchased by Merger Sub pursuant to the Top-Up Option shall be determined by multiplying the number of such Top-Up Shares by the Offer Price, without interest. Such purchase price may be paid by Merger Sub, at its election, either (A) entirely in cash or (B) by paying in cash an amount equal to not less than the aggregate par value of such Top-Up Shares and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price. Any such promissory note shall be full recourse against Parent and Merger Sub, shall bear interest at the rate of three percent (3%) per annum, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid, in whole or in part, at any time without premium or penalty and shall have no other material terms. Without the prior written consent of the Company, the right to exercise the Top-Up Option granted pursuant to the Merger Agreement may be exercised only once and shall not be assigned by Merger Sub. Any attempted assignment in violation of Section 1.3(b) of the Merger Agreement shall be null and void.

In the event that Merger Sub shall exercise the Top-Up Option, Merger Sub shall deliver to the Company written notice (the “Top-Up Notice”) setting forth (i) the number of Top-Up Shares that Merger Sub intends to purchase pursuant to the Top-Up Option, (ii) the manner in which Merger Sub intends to pay the applicable purchase price pursuant to Section 1.3(b) and (iii) the place and time at which the closing of the purchase of such Top-Up Shares by Merger Sub is to take place. At the closing of the purchase of the Top-Up Shares, Parent and Merger Sub shall cause to be delivered to the Company the consideration required to be delivered in exchange for the Top-Up Shares, and the Company shall cause to be issued to Merger Sub the Top-Up Shares. At the closing of the purchase of the Top-Up Shares, the Company shall cause to be issued to Merger Sub a certificate representing the Top-Up Shares. The parties hereto further agree to use their reasonable best efforts to cause the Merger to be consummated in accordance with Section 11.05 of the MBCA as contemplated by Section 7.6(b) of the Merger Agreement, subject to applicable law, as close in time as possible after (including, to the extent possible, on the same day as) the issuance of the Top-Up Shares. Parent, Merger Sub and the Company shall cooperate to ensure that any issuance of the Top-Up Shares is accomplished in a manner consistent with all applicable laws.

Parent and Merger Sub understand that the Top-Up Shares will not be registered under the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the “Securities Act”), and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Each of Parent and Merger Sub represents and warrants to the Company that Merger Sub will be upon any exercise of the Top-Up Option an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act.

Each of Parent, Merger Sub and the Company have agreed that, in any appraisal proceeding under Part 13 of the MBCA with respect to dissenting Shares, the Surviving Corporation shall not assert that the Top-Up Option, the Top-Up Shares or any cash or promissory note delivered by Merger Sub to the Company in payment for such Top-Up Shares should be considered in connection with the determination of the fair value of the dissenting Shares in accordance with Part 13 of the MBCA.

This summary of the Top-Up Option is qualified in its entirety by reference to the Merger Agreement.

Section 14(f) Information Statement.

The Information Statement is being furnished to the holders of Shares pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, in connection with Merger Sub’s right, pursuant to the Merger Agreement, to designate persons to the Board promptly after the acceptance for payment of, and payment by Merger Sub for, Shares pursuant to the Offer.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of SEC Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation payable to the Company’s named executive officers.

The following table summarizes potential golden parachute compensation that each named executive officer could be entitled to receive from the Company if the Offer and the Merger are consummated (including the value of payments made with respect to the accelerated vesting and cash-out of restricted stock pursuant to the Merger Agreement) and, for certain payments and benefits if the named executive officer thereafter incurs a termination of employment under certain circumstances. The amounts shown in the table are approximate and reflect assumptions that (i) the change in control occurred on December 26, 2013, the latest practicable date prior to the filing of this Solicitation/Recommendation Statement, (ii) such officer’s employment with the Company is terminated on December 26, 2013, under circumstances that would entitle such officer to payments under all applicable plans and agreements, and (iii) the ultimate consideration paid in the Offer and the Merger is $11.50 per share.

Name	Cash	Equity	Perquisites/ Benefits (1)	Total
James P. Regan	$2,500,000	$126,661	$0	$2,626,661
David Keleher	$1,208,314	$0	$34,500	$1,242,814
Lawrence H. O’Brien, Jr.	$0	$0	$0	$0
Steven P. Wentzell	$328,240	$0	$19,340	$347,580

(1)	Consists of a lump sum payment in respect of health insurance premiums under the Special Severance Plan.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Solicitation/Recommendation Statement contains “forward-looking statements” with respect to the Offer, the Merger and any related transactions (together, the “Transactions”), including the benefits expected from the acquisition and the expected timing of the completion of the Transactions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to Transactions; any statements regarding the expected timing of the completion of Transactions; any statements regarding the ability to complete the Transactions considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Words such as “anticipates”, “believes”, “estimates”, “expects”, “intends”, “plans”, “projects”, “may”, “will”, “should” and other similar expressions are intended to identify such forward-looking statements. These forward-looking statements are predictions of future events or trends and are not statements of historical matters. These statements are based on current expectations and beliefs of the Company and involve a number of risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements due to a number of risks and uncertainties. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Transactions; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; any conditions imposed by governmental or regulatory authorities in connection with consummation of the Transactions; the effects of disruption from the Transactions making it more difficult for the Company to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Solicitation/Recommendation Statement and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by Engility. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by the Company at www.drc.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9. EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 30, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Engility, Parent and Merger Sub on December 30, 2013 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in The New York Times on December 30, 2013 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(2)(A)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9).

(a)(5)(A)	Joint Press Release issued by the Company and Engility Holdings, Inc., dated December 23, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 23, 2013 (the “December 23 Form 8-K”).

(e)(1)	Agreement and Plan of Merger, dated as of December 20, 2013 between the Company, Engility Corporation and Engility Solutions, Inc. (incorporated by reference to Exhibit 2.1 of the December 23 Form 8-K).

(e)(2)	Confidentiality Agreement between the Company and Engility Holdings, Inc., dated as of October 4, 2013 (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)	First Addendum to Confidentiality Agreement between the Company and Engility Holdings, Inc., dated as of November 21, 2013 (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(4)	Form of Tender and Voting Agreement, dated as of December 20, 2013, by and among Engility Corporation, Engility Solutions, Inc., and each of the directors and officers of the Company set forth therein (incorporated by reference to Exhibit 2.2 of the December 23 Form 8-K).

(e)(5)	Amended and Restated By-Laws of Dynamics Research Corporation, as amended (incorporated by reference to Exhibit 3.1 of the December 23 Form 8-K).

(e)(6)	Amended and Restated Rights Agreement, dated as of July 23, 2008 between the Company and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 25, 2008).

(e)(7)	Amendment No. 1 to Amended and Restated Rights Agreement, dated as of December 20, 2013, between the Company and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of the December 23 Form 8-K).

(e)(8)	Letter Agreement — Special Transaction Success Bonus, dated as of December 20, 2013 between Dynamics Research Corporation and James P. Regan (incorporated by reference to Exhibit 10.1 of the December 23 Form 8-K).

Exhibit No.	Description

(e)(9)	Letter Agreement — Transaction Retention Bonus, dated as of December 20, 2013 between Dynamics Research Corporation and David Keleher (incorporated by reference to Exhibit 10.2 of the December 23 Form 8-K).

(e)(10)	Letter Agreement — Transaction Retention Bonus, dated as of December 20, 2013 between Dynamics Research Corporation and Helen E. Tsingos (incorporated by reference to Exhibit 10.3 of the December 23 Form 8-K).

(e)(11)	Dynamics Research Corporation Special Severance Plan, dated as of December 20, 2013 (incorporated by reference to Exhibit 10.4 of the December 23 Form 8-K).

Annex A: Information Statement, dated December 30, 2013.

Annex B: Opinion of SunTrust Robinson Humphrey, Inc., dated December 20, 2013.

Annex C: Opinion of Stifel Nicolaus & Company, Incorporated, dated December 20, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Solicitation/Recommendation Statement is true, complete and correct.

DYNAMICS RESEARCH CORPORATION

Dated: December 30, 2013	By:	/s/ James P. Regan
	Name:	James P. Regan
	Title:	President, Chairman and Chief Executive Officer

ANNEX A

DYNAMICS RESEARCH CORPORATION

Two Tech Drive

Andover, Massachusetts 01810-2434

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement (this “Information Statement”) is being mailed on or about December 30, 2013 to holders of record of common stock, par value $0.10 per share (“Shares”), of Dynamics Research Corporation, a Massachusetts corporation (the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) of the Company with respect to the cash tender offer (the “Offer”) by Engility Solutions, Inc., a Massachusetts corporation (“Merger Sub”), a wholly-owned subsidiary of Engility Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Engility Holdings, Inc., a Delaware corporation (“Engility” and together with Parent and Merger Sub, the “Offerors”), to purchase all Shares that are issued and outstanding. The Shares will be purchased by Merger Sub. Unless the context indicates otherwise, in this Information Statement we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent or Merger Sub without a meeting of holders of Shares to a majority of the seats on the Company’s board of directors (the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of December 20, 2013, by and among Parent, Merger Sub and the Company (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, Merger Sub commenced a cash tender offer on December 30, 2013 to purchase all Shares that are issued and outstanding, at a price of $11.50 in cash (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 30, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by the Offerors with the United States Securities and Exchange Commission (the “SEC”) on December 30, 2013.

The Merger Agreement provides, among other things, that within three business days following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than Shares (i) owned by the Company in treasury, (ii) owned by Parent, Merger Sub or any of their direct or indirect wholly-owned subsidiaries, and (iii) held by shareholders who properly exercise appraisal rights, if any, under Massachusetts law) will be cancelled and converted into the right to receive an amount per Share in cash equal to the Offer Price paid in the Offer, without interest and less any applicable withholding taxes (the “Merger Consideration”).

The Offer is initially scheduled to expire at 12:00 midnight, Eastern Time at the end of Tuesday, January 28, 2014, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Parent or Merger Sub shall be entitled to designate such number of persons for election or appointment to the Board as will give Merger Sub representation on the Board equal to at least such number of directors, rounded up to the nearest whole number, that is the product of (a) the total number of directors on the Board multiplied by (b) a fraction (i) the numerator of which is the number of Shares purchased by Merger Sub plus the number of Shares otherwise owned by Parent or Merger Sub or any subsidiary of Parent and (ii) the denominator of which is the number of Shares outstanding, and the Company shall, at such time, cause Merger Sub’s designees to be so elected or appointed. The Company must make commercially reasonable efforts to effect such election or appointment, including, at the option of Parent or Merger Sub, by increasing the size of the Board and/or using reasonable efforts to obtain the resignations of such number of its incumbent directors as is necessary to enable Merger Sub’s designees to be elected or appointed. To the fullest extent permitted by applicable law and the rules of the Nasdaq Global Market (“Nasdaq”), the Company will also cause Parent’s designees to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board and each board of directors of each of the Company’s subsidiaries (and each committee thereof).

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the possible appointment of Merger Sub’s designees to the Board. This Information Statement supplements certain information in the Solicitation/Recommendation Statement to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated by reference herein) concerning the Offerors and their designees has been furnished to the Company by the Offerors, and the Company assumes no responsibility for the accuracy or completeness of such information.

OFFERORS’ DESIGNEES TO THE BOARD

Information with Respect to the Designees

The Offerors have informed the Company that they will choose their designees to the Board from the list of persons set forth below (the “Potential Designees”).

The Potential Designees have consented to serve as directors of the Company if so elected or appointed. None of the Potential Designees currently is a director of, or holds any position with, the Company. Each of the Offerors has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Each of the Offerors has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past 10 years, (i) been convicted in a criminal proceeding (excluding traffic violations or other minor offenses) or (ii) been subject to a judgment, decree or final order (other than those that were subsequently reversed, suspended or vacated) enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

It is expected that the designees of the Offerors may assume office at any time following the purchase by Merger Sub of Shares pursuant to the Offer, which purchase cannot be earlier than January 29, 2014, and that, upon assuming office, such designees will thereafter constitute at least a majority of the Board.

List of Potential Designees

The following table sets forth information with respect to the Potential Designees (including, as of December 27, 2013, age, current principal occupation or employment and employment history during the last five years). The business address of each Potential Designee is 3750 Centerview Drive, Chantilly, Virginia 20151.

Name	Age	Current Principal Occupation or Employment; Position(s) Held During the Past Five Years
Anthony Smeraglinolo	61	Mr. Smeraglinolo has served as Engility’s President and Chief Executive Officer since 2012. Prior to that time, Mr. Smeraglinolo served as Executive Vice President, L-3 Services Group, and Acting President, Command & Control Systems and Software division, L-3 Services Group from December 2010. He had previously served as President of the L-3 Services Group’s Intelligence Solutions Division from 2005 to 2008. From 2008 to 2010 he had been President of the Global Stabilization and Development Solutions division for Dyncorp International, a government services provider. Prior to joining L-3 in 2005 he spent more than 25 years with Harris Corporation, holding leadership positions in finance, program management, business development and operations. He was also senior vice president of business operations at DRS Technologies. Mr. Smeraglinolo has a Bachelor’s degree in Business Management from Fairfield University in Connecticut and a Master of Business Administration from Florida Institute of Technology.

Michael J. Alber	56	Mr. Alber joined Engility in May 2012, and serves as its Senior Vice President and Chief Financial Officer. Prior to joining Engility, Mr. Alber served as Chief Financial Officer and Treasurer at Alion Science and Technology Corporation, a provider of engineering, information technology and operational solutions, from 2007 to 2012, and previously, acting Chief Financial Officer. Prior to joining

Name	Age	Current Principal Occupation or Employment; Position(s) Held During the Past Five Years

		Alion in 2007, Mr. Alber was with Science Applications International Corporation, a provider of scientific, engineering, systems integration and technical services and solutions, for 17 years, where he served in positions of increasing responsibility, and most recently, as Senior Vice President and Group Controller. Earlier in Mr. Alber’s career, he held senior finance and contract-related positions with Network Solutions Inc., GeoTrans Inc. and System Development Corporation. Mr. Alber received his Bachelor of Science degree from George Mason University in Business Administration and recently completed an Advance Management Program (AMP) at Georgetown University’s McDonough School of Business.

Thomas O. Miiller	57	Mr. Miiller serves as Engility’s Senior Vice President, General Counsel and Corporate Secretary since 2012. Mr. Miiller previously served as Senior Vice President and General Counsel of L-3 Services Group since December 2004. He had previously served in various legal positions within L-3 and its predecessor companies from 1987 through 2000. In the years prior to rejoining L-3, Mr. Miiller was Vice President, General Counsel and Secretary of Allied Aerospace, Inc., a privately held defense aerospace company. Before joining L-3 in 1987, Mr. Miiller was an attorney in the Dykema Gossett law firm in Washington D.C. Mr. Miiller has a Bachelor’s degree in Political Science from the University of Utah and a Juris Doctor’s degree from the National Law Center, George Washington University.

Craig R. Reed	54	Dr. Reed joined Engility in April 2012, and serves as its Senior Vice President, Strategy and Corporate Development. Previously, Dr. Reed was the Founder and Managing Member of Growth Strategy Leaders LLC, a consulting firm, from June 2011 to April 2012, Senior Vice President for Strategy and Corporate Development for DynCorp International from December 2008 to February 2011, and Vice President of Strategic Planning & Business Development for the Mission Systems Intelligence Systems Division of Northrop Grumman, a global security company, from June 2005 to December 2008. Earlier in his career, Dr. Reed was a managing director for CSP Associates Inc., served as a senior political appointee at the US Department of Energy, and spent 17 years in increasingly responsible strategy, business development and government relations positions with Lockheed Martin and its predecessor companies. Dr. Reed has a Bachelor’s degree in Political Science and Psychology from the State University of New York at Albany, a Master of International Affairs in International Security Studies and International Business from Columbia University, and Ph.D. in Public Policy from George Washington University.

Randall J. Redlinger	56	Mr. Redlinger serves as Engility’s Vice President of Business Operations and Corporate Ethics Officer since 2012. Mr. Redlinger previously served as Vice President of Security since joining L-3 Services Group in June 2007, and was further appointed Group Ethics Officer in April 2011. Prior to joining L-3 Services Group, Mr. Redlinger had a distinguished 32 year career with the United States Air Force, and mostly recently served as Deputy Executive Director of the Air Force Office of Special Investigations. Mr. Redlinger holds a Bachelors of Science degree in education (BSE) from Southern Illinois University, and is the recipient of numerous U.S. military and federal civil service awards and decorations, including the Bronze Star Medal for service in Iraq.

Name	Age	Current Principal Occupation or Employment; Position(s) Held During the Past Five Years
Thomas J. Murray	64	Mr. Murray joined Engility in June 2012, and serves as its Vice President, Human Resources. Previously, Mr. Murray served as Vice President of Human Resources for the Intelligence & Security sector of BAE Systems, a global defense, aerospace and security company, beginning in 2010, and held other Human Resources leadership positions with the same organization since 2000. These positions included Vice President roles in the Information Solutions business area from 2009 to 2010, Vice President of the Customer Solutions Operating Group from 2006 to 2009 and Director of the Communications, Navigation, Information and Reconnaissance business area from 2000 to 2006. Prior to joining BAE Systems, Mr. Murray spent four years with Lockheed Martin, six years with Loral Corporation and eleven years with Amstar Corporation. Mr. Murray holds a Bachelor’s degree from Providence College and Master of Business Administration degree from the University of Pennsylvania.

GOVERNANCE OF THE COMPANY

Board of Directors

The Company’s Board provides oversight, strategic direction, and counsel to management regarding the business, affairs, and long-term interests of the Company and our shareholders. The Board’s responsibilities include:

•	selecting and evaluating the performance of the chief executive officer and other senior officers;

•	planning for succession with respect to the position of chief executive officer and monitoring management’s succession planning for other senior officers;

•	reviewing and approving our major financial objectives, strategic and operating plans, strategic transactions with third parties, and other significant actions;

•	overseeing the conduct of our business;

•	assessing our business risks to evaluate whether the business is being properly managed;

•	overseeing the processes for maintaining the integrity of our financial statements and other public disclosures; and

•	ensuring compliance with law and ethics.

The Board and its committees meet throughout the year on a set schedule, hold special meetings, and act by written consent from time to time as appropriate. The Board has adopted corporate governance guidelines that establish general guiding principles of corporate governance to assist the Board in performing its duties. The Board’s Nominating and Governance Committee is responsible for reviewing the guidelines periodically and suggesting revisions to the Board as appropriate.

Board Leadership Structure

The Board believes that the Company’s Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with the Company’s business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Independent directors and management have different perspectives and roles in strategy development. The Company’s independent directors bring experience, oversight and expertise from outside the Company, from the government, and from other industries, while the Chief Executive Officer brings Company-specific experience and expertise. The Board believes that the combined role of Chairman and Chief Executive Officer optimizes strategy development and execution, and facilitates timely and complete information flow between management and the Board, which are essential to effective governance.

One of the key responsibilities of the Board is to develop strategic direction and hold management accountable for the execution of strategy once it is developed. The Board believes the combined role of Chairman and Chief Executive Officer, together with an independent Lead Director having the duties described below, is in the best interest of stockholders because it provides the appropriate balance between strategy development and independent oversight of management.

Lead Director

W. Scott Thompson, an independent director who serves on the Nominating and Governance Committee and Compensation Committee, was selected by the Board to serve as the Lead Director. The Lead Director has the responsibility of acting as Chair of the Board in the absence of the Chairman, acting as chair of executive sessions of the full Board’s independent directors, acting as the liaison for the executive sessions with the Chairman, and consulting with the Chairman on meeting schedules and agendas. The Lead Director may also have additional duties, as may be determined from time to time by the Board of Directors.

Corporate Governance

The Board has determined that a majority of the Company’s directors are independent. In determining director independence, the Board broadly considers all relevant facts and circumstances, including the rules of the Nasdaq Global Market. The Board considers the issue not merely from the standpoint of a director, but also from that of persons or organizations with which the director has an affiliation. An independent director is free of any relationship with the Company or its management that may impair the director’s ability to make independent judgments. Particular attention is paid to whether a director is independent from management and to any financial relationships that may exist with a director or a related interest.

The following directors have been determined by the Board to be independent after applying the guidelines set forth above: General Babbitt, Lt. General McCausland, Mr. Stavropoulos, Mr. Tennant, and Mr. Thompson. Each member of the Compensation Committee, the Governance and Nominating Committee, and the Audit Committee is independent. There are no family relationships between any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer.

Corporate governance materials, including Board of directors’ code of conduct, guidance guidelines, standards of ethics and conduct, and all committee charters, are available on our website at www.drc.com under “Investors” then “Corporate Governance.” Except as otherwise stated in this information statement, content on our website is not incorporated by reference herein.

Risk Management

The Board has an active role, as a whole and also at the committee level, in overseeing management of the Company’s risks. The Board regularly reviews information regarding the Company’s credit, liquidity, and operations, as well as the risks associated with each. The Company’s Compensation Committee is responsible for overseeing the management of risks relating to the Company’s executive compensation plans and arrangements. The Audit Committee oversees management of financial risks. The Nominating and Governance Committee manages risks associated with the independence of the Board of Directors and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks.

Current Board of Directors

The current Board comprises seven members and is organized into three classes, having staggered terms of three years each with the term of office of one class expiring each year. Set forth below is information regarding the current members of our Board of directors. As the information that follows indicates, each nominee brings strong and unique experience, qualifications, attributes, and skills to the Board. This provides the Board, collectively, with competence, experience, and perspective in a variety of areas, including corporate governance and Board service; executive management; finance and accounting; and military service.

Name, Principal Occupation, Certain Other Directorships and Age	Director Since
Class I Directors — Terms Expiring in 2015

General George T. Babbitt, Jr. (U.S.A.F., retired), 71, retired from BearingPoint, Inc. in 2008. He was a Managing Director in BearingPoint’s Public Service Business from 2000 to May 31, 2008. He served in the United States Air Force from 1965 to 2000, most recently as commander of the Air Force Materiel Command at Wright-Patterson Air Force Base, Ohio. The Company believes this relevant senior command and defense matters background and experience are among the reasons General Babbitt is qualified to serve on the Board of Directors.	2004

Lieutenant General Charles P. McCausland (U.S.A.F., retired), 78, has been retired from the United States Air Force since 1992. He served in the United States Air Force from 1957 to 1992, most recently as Director of the Defense Logistics Agency. Lt. General McCausland is a member of the advisory Board of the H.H. Franklin Center for Supply Chain Management, Syracuse University. He is a director and past president of the Ontario County Chapter of the Association for Retarded Children, which is an	2003

Name, Principal Occupation, Certain Other Directorships and Age	Director Since

affiliate of NYSARC Inc., and a trustee of the Finger Lakes Community College, both located in Canandaigua, New York. The Company believes this relevant senior director and defense matters background and experience are among the reasons Lt. General McCausland is qualified to serve on the Board of Directors.

W. Scott Thompson, 67, formerly Chairman of the Board of Enterprise Solutions Group, Inc. (ESG), which provided implementation services for enterprise resource planning systems. Prior to founding ESG in 1991 and overseeing its sale in 2013, Mr. Thompson was the Chief Executive Officer of Planning Research Corporation (PRC), a $780 million subsidiary of Black and Decker. PRC was one of the largest federal systems integrators at that time. From 1978 to 1989 Mr. Thompson was with Advanced Technology, Inc. rising through all management levels to Chief Operating Officer as the company grew from $5 million to $178 million in annual revenue. From 1969 through 1977 Mr. Thompson served as an officer in the United States Navy. Mr. Thompson received a Bachelor of Science degree from the University of Mississippi in 1969. The Company believes this broad director and chief executive officer background and experience in relevant industries are among the reasons Mr. Thompson is qualified to serve on the Board of Directors.	2010

Class II Directors — Terms Expiring in 2016

John S. Anderegg, Jr., 89, a founder of the Company, has been Chairman, Emeritus of the Company since April 2001. Mr. Anderegg served as Chairman of the Company from 1988 until April 2001. The Company believes this company background and experience are among the reasons Mr. Anderegg is qualified to serve on the Board of Directors.	1955

Nickolas Stavropoulos, 55, presently serves as Executive Vice President Gas Operation for Pacific Gas and Electric Company. Prior to joining Pacific Gas and Electric, Mr. Stavropoulos previously served as Executive Vice President and COO US Gas Distribution for National Grid. Prior to National Grid, Mr. Stavropoulos served in various financial and operational executive leadership roles at Colonial Gas Company, Boston Gas Company and KeySpan Corporation. He previously was on the Board of Directors of Colonial Gas Company and Enterprise Bank and Trust Company. He is currently a Trustee at Bentley University. The Company believes this broad executive and financial background and experience are among the reasons Mr. Stavropoulos is qualified to serve on the Board of Directors.	2005

Class III Directors — Terms Expiring in 2014

James P. Regan, 73, presently serves as President and Chief Executive Officer of the Company. He has served in this capacity since November 1999 and as Chairman since April 2001. Mr. Regan was President and Chief Executive Officer of CVSI, Inc., an international information technology solutions and services company, from 1997 to October 1999, and senior vice president of Litton PRC, from 1992 to 1996. Mr. Regan also serves as past Chairman and Director for the Massachusetts High Tech Council, Director for the Professional Services Council, Director for the Tech America Public Sector Board and is an advisory Board member for the College of Engineering at Villanova University. The Company believes this broad director, chief executive and industry background and experience, as well as his experience with the Company, are among the reasons Mr. Regan is qualified to serve on the Board of Directors.	1999

Richard G. Tennant, 69, formerly served as Senior Vice President and Chief Financial Officer of iBasis, Inc., one of the three largest wholesale carriers of international voice-over-internet traffic and a subsidiary of Royal KPN NV. For fourteen years prior to joining iBasis in 2001, Mr. Tennant served in chief financial officer positions with several communications firms based in northern Virginia and Baltimore, Maryland. Mr. Tennant served on the Board of Directors of The Burton Group for nine years until its acquisition by Gartner, Inc. in 2010 and served on the Board of Directors and as the Chair of the Audit Committee of LTX Corporation from 1987 through 1992. Mr. Tennant received a Master of Science degree from Bentley University in 1978. The Company believes this director, executive and financial background and experience are among the reasons Mr. Tennant is qualified to serve on the Board of Directors.	2010

Committees of the Board

The Board has three standing committees: Audit, Compensation, and Nominating and Governance. Each committee has a charter that is posted on our website at www.drc.com under “Investors” then “Corporate Governance.” The directors serving on each committee are appointed by the Board. These appointments are made at terms expiring when the respective director’s class is due for election.

The Board of directors of the Company met five times during 2012. The following table lists the number of meetings held during 2012 for each of the standing committees and members of each of the committees as of the date of this Information Statement:

	Audit	Compensation	Nominating and Governance
Number of meetings	10	3	4

General George T. Babbitt, Jr.		Chair	X
Lieutenant General Charles P. McCausland	X		X
Nickolas Stavropoulos	Chair
Richard G. Tennant	X	X	Chair
W. Scott Thompson		X	X

Each director attended at least 75% of the aggregate number of Board and committee meetings that were held during 2012 while he was a member of the Board or any committee, except that Mr. Stavropoulos attended 73.33% of the aggregate number of Board meetings and meetings of committees of which he was a member.

The functions of each committee and any special qualifications for membership are described below.

Audit Committee. The Audit Committee, comprised solely of independent directors, is responsible for the oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. In discharging its duties, the Audit Committee:

•	reviews with the Company’s independent registered public accounting firm and with management the financial statements and reports issued by the Company;

•	reviews the Company’s internal accounting procedures, controls, and programs;

•	reviews any transactions that involve a potential conflict of interest;

•	reviews the scope of independent audit coverage and the fees charged by the independent accountants;

•	reviews the independence of such accountants from the Company’s management and the Company; and

•	is responsible for selecting and engaging the Company’s independent registered public accounting firm.

The Board has determined that each Audit Committee member has sufficient knowledge in financial and accounting matters to serve on the Committee. The Board has also designated Mr. Stavropoulos and Mr. Tennant as the “audit committee financial experts,” as defined under Item 407(d)(5) of Regulation S-K.

Compensation Committee. The Compensation Committee, comprised solely of independent directors, is responsible for determining the compensation for the chief executive officer and the Company’s other executive officers and for administering the Company’s various stock option and other incentive plans and determining distributions and granting awards under such plans at the executive level. The chief executive officer, as designee of the Compensation Committee, determines distributions and grants awards under such plans at the non-executive level.

Nominating and Governance Committee. The Nominating and Governance Committee, comprised solely of independent directors, recommends nominees for the Board as well as for the Board committees, reports annually to the Board on succession planning, leads the Board in its annual review of the Board’s performance and recommends to the Board on an ongoing basis the corporate governance guidelines applicable to the Company. The Nominating and Governance Committee was appointed by the Board and discussed governance matters at each of its four meetings in 2012.

The Nominating and Governance Committee considers and evaluates equally candidates proposed by shareholders, non-management directors, the chief executive officer, other executive officers, third-party search firms, and other sources, and conducts appropriate inquiries into the backgrounds and qualifications of such candidates. The Nominating and Governance Committee currently identifies candidates primarily through networking. Third-party search firms would be used if considered necessary.

Shareholders may recommend individuals to the Nominating and Governance Committee for consideration as potential director candidates by submitting the names and backgrounds of the proposed candidates to Mr. Tennant, Chairman of the Nominating and Governance Committee, in care of Helen E. Tsingos, Chief Legal Officer, Dynamics Research Corporation, Two Tech Drive, Andover, Massachusetts 01810-2434. The Nominating and Governance Committee shall consider such recommendations only if appropriate biographical information and background material is provided.

The Nominating and Governance Committee believes that it is necessary for each of the Company’s directors to possess many qualities and skills. When searching for new candidates, the Nominating and Corporate Governance Committee considers the evolving needs of the Board and searches for candidates that fill any current or anticipated future gap.

To be recommended by the Nominating and Governance Committee for a position on the Company’s Board, a candidate must, at a minimum, have:

•	high standards of personal and professional ethics, integrity, and values;

•	substantial experience at the policy-making level in business, government, or education;

•	expertise that is complementary to the experience of other Board members;

•	a willingness and ability to devote the required amount of time to fulfill diligently the duties and responsibilities of Board membership; and

•	a desire to represent the balanced best interests of the shareholders as a whole.

Furthermore, pursuant to our by-laws, each director must own, free of any lien or encumbrance, in his or her own right or through an affiliate controlled by such director, not less than 2,000 Shares, and must have or be eligible to have United Stated Department of Defense personnel security clearances at the level of the Company’s facility security clearance.

In addition, the Nominating and Governance Committee believes that one or more of the Company’s directors should have expertise or experience as a military officer or a senior civil service executive, as a senior corporate manager or operating officer, and as a public company financial or accounting officer.

The Nominating and Governance Committee also focuses on issues of diversity, such as diversity of gender, race and national origin, education, professional experience, and differences in viewpoints and skills. The Nominating and Governance Committee does not have a formal policy with respect to diversity; however, the Board and the Nominating and Governance Committee believe that it is essential that the Board members represent diverse viewpoints. In considering candidates for the Board, the Nominating and Governance

Committee considers the entirety of each candidate’s credentials in the context of these standards. With respect to the nomination of continuing directors for re-election, the individual’s contributions to the Board are also considered.

Communications with the Directors

Shareholders of the Company may communicate any correspondence in writing directly with the Board by submitting it to Helen E. Tsingos, Chief Legal Officer, Dynamics Research Corporation, Two Tech Drive, Andover, Massachusetts 01810. Ms. Tsingos is primarily responsible for monitoring the communications and providing summaries or copies of such communications to the full Board as she deems appropriate. In general, communications relating to corporate governance and long-term corporate strategy will be submitted to the full Board, and communications relating to ordinary business affairs, personal grievances, and the like may be dealt with by Ms. Tsingos.

Director Compensation

Each non-employee director who served a full term in 2012 received:

•	$45,000 annual retainer, paid in cash;

•	2,400 restricted stock awards as an annual retainer, provided as equity; and

•	$10,000 as an annual cash retainer for service as chair of the Audit Committee, $9,086 for service as the Lead Director, $5,000 for service as chair of the Compensation Committee, and $2,500 for service as chair of the Nominating and Governance Committee.

In addition to the annual retainer which we pay in equal quarterly installments, directors are paid a fee of $1,500 for each day the full Board meets in excess of each year’s five regularly scheduled meetings. Committee members are paid $1,000 for each meeting in excess of the normally scheduled meetings which require their attendance in person, and $500 for each teleconference meeting in excess of normally scheduled meetings.

The equity portion of the annual retainer is provided in the form of restricted stock awards, which vest in equal installments over a three-year period from the grant anniversary date.

Non-employee directors may elect to defer all or a portion of their fees payable to them under the Company’s deferred compensation plan for non-employee directors. Participants may also elect to receive their deferred balance in the form of cash or restricted stock after they cease to be a director. Amounts deferred are maintained in a separate account and for participants who elect a cash payment, interest is credited to such account quarterly at the lowest rate at which the Company borrowed money during each quarter or, if there was no such borrowing, at the prime rate. The balance in a participant’s account is payable in a lump sum or in installments when the participant ceases to be a director. During 2012, no non-employee directors elected to defer any portion of their fees.

The Company’s non-employee directors do not participate in the non-equity incentive compensation plans or retirement plans of the Company.

We reimburse the outside directors for reasonable expenses of attending Board and committee meetings and for expenses associated with director training and development.

The table below summarizes the compensation paid by the Company to our directors for the year ended December 31, 2012. Compensation paid to James P. Regan, the Company’s president, chairman and chief executive officer, is not included in this table because Mr. Regan is a named executive officer who receives no additional compensation for his service as a director and for whom more complete compensation information appears in this information statement under the heading “Summary of Executive Compensation.”

DIRECTOR COMPENSATION

Name of Director	Fees Earned or Paid in Cash(1)	Stock Awards(2)	All Other Compensation	Total
Francis J. Aguilar	$56,586	$14,208	$—	$70,794
John S. Anderegg, Jr.(3)	$—	$—	$111,468	$111,468
General George T. Babbitt Jr.(4)	$50,000	$14,208	$—	$64,208
Lieutenant General Charles P. McCausland(4)	$45,500	$14,208	$—	$59,708
Nickolas Stavropoulos	$55,500	$14,208	$—	$69,708
Richard Tennant	$45,500	$14,208	$—	$59,708
W. Scott Thompson	$45,000	$14,208	$—	$59,208

(1)	Amounts shown include annual retainer, committee chair, and other fees earned by our directors during 2012.
(2)	Amounts shown reflect the fair value of restricted stock awards granted, as determined in accordance with Accounting Standards Codification Topic 718 — Stock Compensation (“ASC 718”).
(3)	Mr. Anderegg is an employee of the Company and does not receive any fees related to his directorship on the Board. All other compensation for Mr. Anderegg consists of a base salary of $94,179, 401(k) contributions of $3,900, and executive medical and dental insurance premiums of $13,389. Mr. Anderegg is also a participant in the Company’s defined benefit pension plan. The present value of his accumulated benefit in the pension plan was $437,442 at December 31, 2012, a decrease of $1,539 from last year, primarily due to benefit payments of $58,067 that Mr. Anderegg received during the year. The present value of pension plan benefits was determined using interest rate mortality and retirement assumptions consistent with those used in the Company’s financial statements.
(4)	General Babbitt and Lt. General McCausland each held 5,000 stock options at December 31, 2012. No other directors held stock options at December 31, 2012.

EXECUTIVE COMPENSATION

Executive Officers

Executive officers are elected by the Board and will hold office until the next annual election of officers and their successors are elected and qualified, or until their earlier resignation or removal by the Board. The following is a list of the names and ages of our executive officers, all positions and offices held by each person and each person’s principal occupations or employment during the past five years. The officers were elected by the Board and will hold office until the next annual election of officers and their successors are elected and qualified, or until their earlier resignation or removal by the Board. There are no family relationships between any executive officers and directors.

Name	Executive Office Held	Age
James P. Regan	President, Chairman and Chief Executive Officer	73
David Keleher	Senior Vice President and Chief Financial Officer	64
Steven P. Wentzell	Senior Vice President and General Manager, Human Resources	67
Lawrence H. O’Brien, Jr.	Senior Vice President and General Manager, Business Solutions and Business Development	62
Helen E. Tsingos	Chief Legal Officer	43

Mr. Regan joined us in 1999 as President, Chief Executive Officer and Director and was elected Chairman in April 2001. Prior to joining us, he was President and Chief Executive Officer of CVSI, Inc. from 1997 to October 1999. Prior to that, he served as Senior Vice President of Litton PRC from 1992 to 1996.

Mr. Keleher joined us as Vice President and Chief Financial Officer in January 2000. Prior to joining us, he was employed by Raytheon Company as Group Controller for the Commercial Electronics Division in 1999 and Assistant Corporate Controller in 1998. Prior to that, he served in several senior management positions in corporate finance and operations at Digital Equipment Corporation from 1981 to 1997.

Mr. Wentzell joined us as Senior Vice President and General Manager, Human Resources, in October 2004. Prior to joining us, Mr. Wentzell was Senior Vice President of Human Resources for Brooks Automation, Inc. from 2002 to 2004, following its acquisition of PRI Automation, Inc., where Mr. Wentzell served as Corporate Vice President for Human Resources from 1997 through the acquisition. Prior to that, Mr. Wentzell served as the Corporate Vice President of Human Resources for Dialogic Corporation from 1993 to 1997.

Mr. O’Brien joined us in 1978 and has held various senior management positions during this time. In 2007, Mr. O’Brien became Senior Vice President and General Manager, Business Solutions and Business Development. From 2004 to 2007, Mr. O’Brien was Vice President for Business Solutions. Prior to that, Mr. O’Brien was Vice President of Systems Engineering Group from 2001 to 2004.

Ms. Tsingos joined us as Assistant General Counsel in September 2008 and became Chief Legal Officer in January 2013. Prior to joining us, from February 2008 to August 2008, Ms. Tsingos served as the Interim Associate General Counsel to Emerson College in Boston, Massachusetts. Prior to Emerson, from September 2001 to February 2008, Ms. Tsingos was a Senior Associate at Wilson, Elser, Moskowitz, Edelman and Dicker, LLP in Boston, Massachusetts.

Compensation Discussion and Analysis

Compensation Philosophy

We provide a total compensation package that supports the accomplishment of our objectives and of our customers by supporting the following goals:

•	attraction of a high quality workforce;

•	retention of that workforce over time; and

•	motivation of that workforce to achieve high levels of performance

The underlying foundation of our compensation system is to pay for performance at all levels (i.e., individual, business segment, and corporate-wide). Our programs are designed to align incentives with the most appropriate segments of the business that the executive’s performance can impact. In addition, the compensation system encourages and supports the professional and technological skills development and career growth of employees while balancing the individual’s goals and our goals.

Compensation Objectives

1.	Our total compensation systems and programs reinforce and support our values and culture related to dedication, respect, and continuous improvement.

2.	Consistent with a pay-for-performance orientation, we ensure effective differentiation of pay, rewards, and recognition based on demonstrated performance and overall contribution to the success of our business.

•	Performance evaluation at all levels considers both the results achieved (i.e., what was accomplished) as well as the methods and behaviors used to achieve the results (i.e., how they were achieved). This second segment evaluates the extent to which the results were achieved using methods, values, and team building behaviors that are consistent with our culture and values.

•	We maintain a disciplined approach to performance measurement that is applied to the lowest level position up through the highest level executive.

•	Each year we accomplish our goal of having all employees including highest level managers receive an annual performance review. This review is used along with other factors to make compensation decisions for each employee.

3.	All elements of our direct compensation system (i.e., base salary, short-term variable, long-term variable, and the policies and practices supporting the programs) are targeted at median competitive market levels.

•	Through the use of both short-term and long-term variable compensation alternatives, we aim to deliver upper quartile total compensation levels if superior Company and individual performances are exhibited. All variable compensation programs for executive management positions have established threshold levels of performance and payout schedules governing the level of payouts for different levels of performance against goals.

•	While overall, base salaries and total compensation levels are generally targeted at competitive or median market rates, the actual rates for individuals may vary in relation to these rates based on the particular skill sets of an individual, the strategic and critical nature of a position to our business, and business affordability.

•	Variable pay, where applicable, will fluctuate based on quantitative assessments of corporate, business unit, and individual performance and will encourage employees to act as stakeholders in achieving key business results.

4.	We offer a diversified array of benefits, covering health and welfare and retirement savings programs that match competitive practice for our industry.

5.	We provide ongoing training of supervisors in the best practices and techniques for measuring and evaluating performance. Managers will be held accountable for effective performance management, employee development, and the creation of a rewarding work environment.

6.	We use a job evaluation system that appropriately balances internal ranking and external competitiveness, is simple to administer, and is easy to understand.

7.	We continuously define, acknowledge, and reward an individual’s acquisition of the professional and technical skills that are important to our success.

8.	We are committed to openly communicating with all employees about our total compensation strategy, systems, and programs, and to make a wide array of information available through our intranet site, ongoing training programs, and focused training used each year to deliver programs.

It is a strong cultural norm of ours that the same compensation philosophy, policies, and practices are applied to all. While there are differences in programs for different employee groups, the differences are only created where competitive differences exist externally, and are required to be sure that the competitiveness of programs is maintained at all levels.

Purpose & Strategic Fit of Executive Compensation Programs

The following table provides a summary of the primary purpose and strategic fit of each of the programs available to our executives. These purposes are key considerations for any changes being proposed to programs or in the consideration of adding additional programs. More details for each of these programs are provided in the descriptions following this chart.

Program Element	Attraction of New Executives	Retention of Executives	Motivating Individual Performance	Motivation Group/Unit Performance	Motivating Corporate Performance
Base Salary	✓	✓	✓	✓
Annual Cash Incentive Award (Executive Incentive Plan)	✓	✓	✓	✓	✓
Executive Long-Term Incentive Plan (2007 and Future Periods)	✓	✓	✓	✓	✓
Restricted Stock Awards	✓	✓	✓	✓	✓
Senior Management Deferred Compensation Plan	✓	✓
Employment Contracts and Change of Control Agreements	✓	✓
Perquisites and Other Benefits	✓	✓

Base Salary

We provide an ongoing base salary with consideration for annual salary increases based on performance of the executive over the past year. A competitive analysis is developed using published cross-industry surveys to determine appropriate levels of base salary spending. Competitive sizing for salary increases was completed as part of the competitive analysis completed in the design of the 2012 ELTIP plan as described in that section.

A performance evaluation is completed for each named executive officer other than the CEO by the Chairman and CEO. This evaluation covers performance against their specific operational goals and objectives as established for each during the first quarter of each fiscal year, as well as their performance against key Company management behaviors and values. Based on this evaluation, recommendations are developed and presented to the Compensation Committee for review and consideration for approval. These recommendations are subject to approval by the Board. The Compensation Committee develops the performance assessment and salary recommendation for the Chairman and CEO. No salary increases were granted in February 2013 for the named executive officers. This was down from the 2.5% average increases granted in February 2012.

Annual Cash Incentive Award (Executive Incentive Plan)

The Company’s annual award plan design is typical of annual award plans used throughout the industry and is designed to provide an annual incentive to maximize performance over the current fiscal year. Each year, the Compensation Committee of the Board of Directors approves a target award percentage for each executive based on the competitive analysis as mentioned above. For 2012, target annual incentive opportunities set for the named executive officers were as follows:

Name of Executive	Target Amount	Percent of Base Salary
Mr. Regan	$467,708	90%
Mr. Keleher	$152,079	50%
Mr. O’Brien	$96,756	40%
Mr. Wentzell	$93,783	40%
Mr. Covel(1)	$72,705	30%

(1)	Mr. Covel is no longer an officer of the Company.

Corporate financial goals for our Annual Cash Incentive Plan are U.S. GAAP revenue, U.S. GAAP net income, and receivables days sales outstanding (DSO). For 2012, these corporate goals and achievement were as follows:

	% of Award	Goal	Actual Performance	Variance
Revenue	45%	$384.8 million	$317.0 million	17.6% below goal
Net Income (Loss)	45%	$14.2 million	$(24.2) million	270.4% below goal
Receivables DSO	10%	61 days	59 days	3.3% above goal

The Company’s key objective in the establishment of incentive compensation plans is to pay for performance. Mr. Regan’s annual cash incentive bonus was based entirely on achievement of these three goals. For each of the named executive officers, other than Mr. Regan, annual cash incentive bonuses were based on a balance of quantitative and qualitative achievements in four areas:

(1)	The corporate financial goals noted above,

(2)	Individual cost management objectives,

(3)	Individual non-financial management objectives for their specific area of responsibility, and

(4)	A qualitative assessment of performance in the area of key Company management behaviors and values such as expertise in their area of responsibility, teamwork, leadership, commitment to the Company’s mission, and management skills.

Fifty percent of the total incentive cash bonus for each of the named executive officers, other than Mr. Regan, is based on actual performance achievement compared with the first two quantitative goals and fifty percent on actual performance achievement compared with the second two qualitative goals above, as evaluated and recommended by the Chief Executive Officer and approved by the Compensation Committee. Corporate objectives represented seventy-five percent of the quantitative measurement and individual cost management objectives represented twenty-five percent of the quantitative measurement.

Based on the performance results achieved in 2012, no awards were granted to the named executive officers for 2012 performance. This was down from the average award of 45% of base salary granted for the prior year.

2012 Executive Long-Term Incentive Plan

With the expiration on December 31, 2011 of the long-term incentive plans for 2009 and 2010, an outside consultant, Towers Watson, was engaged by the Compensation Committee to consult it in the development of the next version of the plan for 2012. This assignment included the review of the Company’s peer group for compensation comparisons, analysis of competitive positioning for base salary, annual bonus targets, long-term incentive targets, and the design of a new ELTIP plan for 2012 and beyond. As a result the companies were added to the peer group resulting in the following list: Cubic Corporation, CIBER, Inc., MAXIMUS,Inc., ICF International Inc., Navigant Consulting Inc., NCI, Inc., Huron Consulting Group, Inc., Kratos Defense & Security Solutions, Inc., GeoEye, Inc., AeroVironment, Inc., Exponent Inc., and The Hackett Group, Inc. A competitive sizing for base salary, annual bonus targets, and long-term incentive targets was conducted based on an analysis of practices of the peer group in addition to using Towers Watson’s annual executive compensation survey. In addition, the proposed design for the 2012 ELTIP was proposed based on practices of the peer group and competitive practices identified in the survey. The Compensation Committee reviewed and approved these consultant recommendations resulting in the approval of the 2012 ELTIP plan design. No other services were performed by the consultant, and total fees for the engagement totaled approximately $55,000. No conflicts of interest arose in the performance of this consultant’s services.

This recommended plan design was approved by the shareholders at the 2012 shareholder meeting. A summary of the more prominent plan provisions included:

•	Shortening the performance period of the plan from two years to one year with annual reloads

•	Eliminating the cash portion of the plan and providing two equity components as follows:

•	25% of the annual opportunity will be granted as time-vested restricted stock grants with a three-year vesting period

•	75% of the annual opportunity to be granted in performance shares to be earned over the one-year period of performance. Shares earned by performance against established goals will be converted to restricted share awards with a two-year cliff vesting schedule following the date earned

•	Performance metrics will be:

•	Return on Invested Capital (ROIC) 40% of Total Award

•	Reported Annual Revenue Growth 60% of Total Award

Return on Invested Capital (ROIC) is calculated by dividing operating income (loss), net of related income taxes, by invested capital.

2013 Executive Long-Term Incentive Plan

In 2013, the Compensation Committee approved the 2013 ELTIP to replace the 2012 ELTIP. The purpose of the 2013 ELTIP is to achieve the following key objectives for the Company’s executives:

•	Maintaining a competitive long-term incentive opportunity that supports a competitive total compensation strategy;

•	Motivating the long-term performance for senior executives;

•	Aligning senior executive interest with the interests of shareholders;

•	Providing retention value for the senior executive team; and

•	Provide flexibility of participation as needed to address changes on the senior executive team.

The 2013 ELTIP was approved by the Company’s shareholders at the 2013 shareholder meeting and awards have been granted under the 2012 ELTIP to Messrs. Regan, Keleher, O’Brien and Wentzell. The principal provisions of the 2013 ELTIP are as follows:

•	25% of the award opportunity is provided as performance shares that must be earned over the one-year performance period. All earned shares are then subject to a two-year cliff vesting schedule following the date of grant.

•	75% of the award opportunity is provided as a cash award that must be earned over the one-year performance period. All earned cash awards are then subject to the two-year cliff vesting schedule following the date of grant. At the discretion of the Compensation Committee, all or a portion of the earned cash award may be paid in stock provided sufficient shares are available at the time of grant.

•	Performance metrics for the 2013 ELTIP are:

•	Return on Invested Capital (40% of the Award); and

•	Performance Against Annual Revenue Target (60% of the Award).

Restricted Stock Awards

This program is designed to reward long-term performance at all levels and to provide retention value to the executive. Grants may be made to executives from time to time to meet retention needs or to be delivered as part of the ELTIP or Executive Incentive Plan based on Company performance.

In 2005, stock ownership guidelines were approved by the Board for the senior executive group. As a result, Mr. Regan is required to maintain a level of equity ownership with us equal to at least three times the midpoint of his base salary range. Mr. Keleher is required to maintain a level of equity ownership with us equal to at least one and one-half times the midpoint of his base salary range. Our other named executive officers have an additional one-year holding restriction after vesting for restricted share awards with three-year vesting provisions prior to being able to sell vested Shares. These awards generally vest ratably over three years. Recommendations for these grants are proposed by the Chairman and CEO to the Compensation Committee for review and consideration for approval. The grants are then presented to the Board for consideration and approval. The remaining portion of long-term incentives is provided in a long-term cash incentive opportunity as described above.

Defined Benefit Pension Plan

We currently maintain a defined benefit pension plan that has undergone significant changes in the past decade. In February 2002, the Board approved specific retirement program changes that limited future increases in benefits and froze the plan to new participants. These changes became effective July 1, 2002. Then in October 2006, the Board approved a total freeze in benefits effective as of January 1, 2007. Currently Messrs. Regan, Keleher and O’Brien are participants in this plan.

Senior Management Deferred Compensation Plan

This is a voluntary deferred compensation plan in which executives may elect to defer a portion of their base salary and all or a portion of their annual cash bonus until a specified event or date. We do not make contributions to this plan. All gains are purely a function of funds that have been deferred and the investment performance on these funds. Election periods are established according to statutory deadlines governing these plans.

Employment Contracts and Change of Control Agreements

We have an employment agreement with Mr. Regan providing for his full-time employment as president and CEO. Mr. Regan was eligible for an annual incentive award of up to 75% of his base salary, which has been increased to 90% of his base salary. The agreement precludes Mr. Regan from competing with us for one year after the cessation of his employment. The agreement may be terminated by either party on six months’ notice. If Mr. Regan’s employment is terminated by us other than for cause or by Mr. Regan with good reason (unless he is covered by the change of control agreement described below), we will continue to pay Mr. Regan’s base salary and to provide his health and life insurance for twelve months. Mr. Regan would be entitled to receive the portion of his earned prorated annual incentive award and all of his unvested stock grants and options would vest and remain exercisable for one year.

Our change of control agreement with Mr. Regan provides him with benefits if his employment with us is terminated, other than for cause or his disability or death, or if he resigns for good reason within two years of any change of control agreement we enter into. Upon such a termination, (i) we will pay Mr. Regan an amount equal to two times his annual base salary at the rate in effect immediately prior to the date of termination or immediately prior to the change of control, whichever is higher, plus his target bonus compensation for the fiscal year during which the termination of employment occurs or in effect immediately prior to the change of control, whichever is higher; (ii) any unvested restricted stock grants, stock options, or other awards will immediately vest and remain exercisable for the lesser of four years or their original term; and (iii) we will continue to insure Mr. Regan and his dependents in our life and medical insurance plans for up to two years after termination or the date Mr. Regan is eligible to receive substantially equivalent life and medical benefits under another employer-provided plan.

If any payment or benefit we provide under the agreement is subject to an excise tax under Section 4999 of the Code, we will provide Mr. Regan with a payment to cover such tax.

As more fully described under the caption “Summary Executive Compensation — Modified Termination Arrangements” below, in connection with the approval by the Board of the Merger Agreement, the Company agreed to terminate its Employment Agreement and Change of Control Agreement with Mr. Regan in the event that the Merger is consummated and a special transaction success bonus of $2.5 million is paid to Mr. Regan in connection therewith. The Company entered into a letter agreement pursuant to which Mr. Regan would receive the special transaction success bonus contingent on the successful completion of the Merger and Mr. Regan’s continued employment by the Company through completion of the Merger, among other things.

Pursuant to the Company’s Special Severance Plan under which Messrs. Keleher and Wentzell currently receive benefits, Mr. Keleher and Wentzell would each be provided with benefits if their employment with us is terminated, other than for cause or their disability or death, or if they resign for good reason within 24 months of any change of control agreement we enter into. Upon such a termination, (i) we will pay Mr. Keleher eighteen months and Mr. Wentzell twelve months, of their respective current annual base salaries at the rate in effect immediately prior to the date of termination or immediately prior to the change of control, whichever is higher, plus their most recent annual incentive compensation target award target bonus in effect immediately prior to the change of control or termination of employment, whichever is higher; and (ii) we will continue to provide our life and medical insurance plans or similar coverage for the same term as their severance pay term after termination or until the date they become eligible to receive substantially equivalent life and medical benefits under another employer-provided plan. The Special Severance Plan agreements terminate on December 31, 2013 or on the second anniversary of a change of control.

The Company has adopted a successor Special Severance Plan that will become effective with respect to each of Messrs. Keleher and Wentzell on December 31, 2013 pursuant to which each of Messrs. Keleher and Wentzell would receive a lump sum cash payment if he is terminated without cause or terminates his employment for good reason within 24 months of any change of control as defined in the plan. Upon such a termination, (i) we will pay Mr. Keleher eighteen months and Mr. Wentzell twelve months, of their respective current annual base salaries at the rate in effect immediately prior to the date of termination or immediately prior to the change of control or termination of employment, whichever is higher, plus their most recent most recent annual executive incentive plan compensation target award in effect immediately prior to the year of change of control or termination of employment, whichever is higher; and (ii) we will pay Mr. Keleher eighteen times and Mr. Wentzell twelve times the amount that we contributed to their respective health insurance premiums immediately prior to the termination of employment.

In addition, the successor Special Severance Plan has become effective with respect to Ms. Tsingos, who was not a participant under the prior Special Severance Plan, as of December 1, 2013. Under this plan, Ms. Tsingos would receive a lump sum cash payment if she is terminated without cause or terminates her employment for good reason within 18 months of any change of control as defined in the plan. Upon such a termination, (i) we will pay Ms. Tsingos twelve months, of her current annual base salary at the rate in effect immediately prior to the date of termination or immediately prior to the change of control, whichever is higher, plus the greater of her target executive incentive plan or management incentive plan bonus compensation for the fiscal year during which the termination of employment occurs or in effect immediately prior to the change of control, whichever is higher; and (ii) we will pay Ms. Tsingos twelve times the amount that we contributed to her health insurance premiums immediately prior to the termination of employment.

In connection with the approval by the Board of the Merger Agreement, the Company also entered into letter agreements with Mr. Keleher and Ms. Tsingos pursuant to which each of them would receive a transaction success retention bonus of up to $600,000 and $100,000, respectively, contingent upon the successful completion of the Merger and continued employment by the Company through completion of the Merger, among other things. Half of such retention bonus would be payable at the closing of the Merger, and the other half would be paid at the earlier of (i) the six-month anniversary of the closing of the Merger or (ii) Mr. Keleher’s or Ms. Tsingos’ termination without cause or voluntary termination with good reason, as applicable.

Perquisites and Other Benefits

In addition to the compensation and benefits programs described above, named executive officers receive certain limited perquisites and other benefits. These include Company-paid benefits for executive medical and dental insurance plans, a supplemental executive medical insurance plan, 401(k) contributions and, only in the case of Mr. Regan, use of a Company vehicle, club membership dues, and executive life insurance plan premiums. These perquisites and other benefits are provided to assure competitiveness and provide an additional retention incentive for these named executives. The costs associated with providing these additional benefits are reflected in the “All Other Compensation” column of the Summary Compensation Table.

Tax Deductibility of Executive Compensation

Section 162(m) of the Code imposes limitations on the federal income tax deductibility of compensation paid to our CEO and the other three most highly compensated officers (excluding the Chief Financial Officer) whose compensation is required to be disclosed to shareholders under the Securities and Exchange Act of 1934. Under these limitations, we may deduct such compensation only to the extent that during any fiscal year the compensation does not exceed $1,000,000 or meets certain specified conditions, such as certain performance-based compensation that has been approved by our shareholders.

Compensation Discussion and Analysis Summary

We believe this mix of salary, potentially significant variable cash incentives for both short-term and long-term performance, and the potential for equity ownership in the Company motivates our management team to produce strong returns for shareholders. We further believe this program strikes an appropriate balance between the interests and needs of the Company in operating our business and appropriate employee rewards based on shareholder value creation.

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed that analysis with management. Based on its review and discussions with management, the committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement pursuant to Section 14(f) and incorporated into our Solicitation/Recommendation Statement. This report is provided by the following independent directors, who comprise the committee:

The Compensation Committee of the Board of Directors

George T. Babbitt, Chairman

Richard G. Tennant

W. Scott Thompson

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as members of our Board of Directors or Compensation Committee. Furthermore, no member of our Compensation Committee has been employed by us or served as one of our officers.

Summary of Executive Compensation

The following sections provide a summary of cash and certain other amounts we paid for the year ended December 31, 2012 to the named executive officers. The compensation we disclose below is presented in accordance with SEC regulations. According to those regulations we are required in some cases to include:

•	amounts paid in previous years;

•	amounts that may be paid in future years, including amounts that will be paid only upon the occurrence of certain events, such as a change in control;

•	an assumed value for share-based compensation equal to the fair value of the grant as presumed under accounting regulations. Such value presumes the option will not be forfeited or exercised before the end of its 10-year life, and the actual realization of cash from the award will depend upon whether our stock price appreciates above its price on the date of grant, whether the executive will continue his employment with us, and when the executive chooses to exercise the option; and

•	the increase in present value of future pension payments. Such increase is not cash compensation paid this year and the actual pension benefits will depend upon several factors, including when the executive retires, his compensation at retirement, and in some cases the number of years the executive lives following his retirement.

We encourage you to read the following tables closely. The narratives leading to and preceding the tables and the footnotes accompanying each table are important parts of each table. Also, we encourage you to read this section in conjunction with the section of this Information Statement pursuant to Section 14(f) entitled “Compensation Discussion and Analysis.” All amounts are in dollars.

Summary Compensation

The following table provides compensation of the named executive officers for the last three completed years.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Annual Bonus	Stock Awards(1)	Other Non- Equity Incentive Plan Compensation(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(3)	All Other Compensation(5)	Total
James P. Regan	2012	$514,159	$—	$181,885	$—	$16,001	$46,460	$758,505
President, Chairman and Chief Executive Officer	2011	497,753	417,971	70,508	360,882	11,314	79,256	1,437,684
	2010	492,589	419,000	—	103,680	7,326	52,334	1,074,929

David Keleher	2012	$298,815	$—	$76,035	$—	$9,455	$23,389	$407,694
Senior Vice President and Chief Financial Officer	2011	295,218	135,906	28,901	144,783	6,442	52,466	663,716
	2010	288,096	131,598	—	36,427	6,196	24,245	486,562

Lawrence H. O’Brien, Jr.	2012	$234,660	$—	$27,217	$—	$69,817	$26,069	$357,763
Senior Vice President and General Manager, Business Solutions and Business Development	2011	234,600	73,151	14,709	66,125	46,000	35,404	469,989
	2010	226,904	76,061	—	15,252	43,719	22,286	384,222

Steven P. Wentzell	2012	$229,417	$—	$26,380	$—	$—	$21,987	$277,784
Senior Vice President and General Manager, Human Resources	2011	227,515	83,810	14,324	64,124	—	23,705	413,478
	2010	220,999	71,329	—	15,145	—	23,069	330,542

Richard A. Covel(4)	2012	$132,242	$—	$21,205	$—	$5,569	$20,265	$179,281
Vice President, General Counsel and Secretary	2011	235,230	64,973	11,516	57,681	3,809	32,783	405,992
	2010	229,552	50,462	—	16,125	3,741	22,095	321,975

(1)	Amounts shown reflect the aggregate fair value of restricted stock awards as of their grant date calculated in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. The values were calculated by multiplying the closing price of our Shares on the grant date by the number of unvested Shares subject to vesting.
(2)	No non-equity payouts for ELTIP plans for 2012.
(3)	Amounts reflect the actuarial change in the present value under our qualified pension plan, determined using interest rate, mortality, and retirement assumptions consistent with those used in our financial statements. There were no above-market or preferential earnings on nonqualified deferred compensation during 2012. Messrs. Regan, Keleher, O’Brien, and Covel experienced an increase in present value primarily due to the change in discount rate from 4.75% at December 31, 2011 to 3.86% at December 31, 2012. Mr. Regan’s additional increase is due to a benefit adjustment for employees who work beyond age 65.
(4)	Mr. Covel is no longer an officer of the Company.

(5)	The amount shown as “all other compensation” includes the following perquisites and personal benefits:

Name of Executive	Year	Company Vehicle	Club Membership	Executive Life Insurance	Temporary Living (a)	401(k) Contributions	Executive Medical and Dental Insurance	Other (Class Action Suit Settlement)	Total Other Compensation
James P. Regan	2012	$6,295	$6,130	$6,598	$4,048	$10,000	$13,389	$—	$46,460
	2011	5,488	5,810	6,598	8,177	9,800	15,360	28,023	79,256
	2010	7,719	5,580	6,598	7,910	9,800	14,727	—	52,334

David Keleher	2012	$—	$—	$—	$—	$10,000	$13,389	$—	$23,389
	2011	—	—	—	—	9,514	15,360	27,592	52,466
	2010	—	—	—	—	9,518	14,727	—	24,245

Lawrence H. O’Brien, Jr.	2012	$—	$—	$—	$—	$8,344	$17,725	$—	$26,069
	2011	—	—	—	—	6,890	18,346	10,168	35,404
	2010	—	—	—	—	6,095	16,191	—	22,286

Steven P. Wentzell	2012	$—	$—	$—	$—	$8,598	$13,389	$—	$21,987
	2011	—	—	—	—	8,345	15,360	—	23,705
	2010	—	—	—	—	8,342	14,727	—	23,069

Richard A. Covel(b)	2012	$—	$—	$—	$—	$6,876	$13,389	$—	$20,265
	2011	—	—	—	—	7,335	15,360	10,088	32,783
	2010	—	—	—	—	7,368	14,727	—	22,095

(a)	Concurrent with the opening of the Company’s operating headquarters in 2010 in Arlington, VA the need for its chief executive officer to work out of the Company’s Virginia facilities increased significantly. While the chief executive officer’s principal place of work continues to be the Company’s Andover, MA corporate headquarters, the Company is providing temporary living expenses, the incremental compensatory costs to the Company of which was $4,048 for 2012, $8,177 for 2011, and $7,910 for 2010.
(b)	Mr. Covel is no longer an officer of the Company.

Grants of Plan-Based Awards

Annual incentive awards granted to the named executive officers during 2012 included non-equity cash incentive plan awards granted under the Executive Incentive Plan (“EIP”) and equity long-term incentive plan awards granted as performance based shares under the 2012 Executive Long Term Incentive Plan (“ELTIP”). The threshold, target, and maximum amounts under the non-equity and equity incentive plan awards reflect the range of estimated payouts under these executive incentive plans at December 31, 2012.

The following table provides information concerning each grant of an award made to a named executive officer during 2012:

GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payout Under Non-Equity Incentive Plan Awards			Estimated Future Payout Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards
Name of Executive	Date	Threshold	Target	Maximum	Threshold (#)	Target (#)	Maximum (#)
James P. Regan
2012 EIP(1)	1/1/2012	$233,854	$467,708	$935,416
RSA(2)	2/22/2012					6,404		$70,508
RSA(3)	2/22/2012					16,520		$181,885

David Keleher
2012 EIP(1)	1/1/2012	$76,355	$152,709	$305,418
RSA(2)	2/22/2012					2,625		$28,901
RSA(3)	2/22/2012					6,906		$76,035

Lawrence H. O’Brien, Jr.
2012 EIP(1)	1/1/2012	$48,378	$96,756	$193,512
RSA(2)	2/22/2012					1,336		$14,709
RSA(3)	2/22/2012					2,472		$27,217

Steven P. Wentzell
2012 EIP(1)	1/1/2012	$46,892	$93,783	$187,566
RSA(2)	2/22/2012					1,301		$14,324
RSA(3)	2/22/2012					2,396		$26,380

Richard A. Covel(4)
2012 EIP(1)	1/1/2012	$36,352	$72,705	$145,410
RSA(2)	2/22/2012					1,046		$11,516
RSA(3)	2/22/2012					1,926		$21,205

(1)	Amounts consist of annual cash awards that could have been earned by the named executive officer in 2012 under the 2012 EIP. Amounts that were earned were paid during the first quarter of the following year, as quantified in the “Summary Compensation Table” as Non-Equity Incentive Plan Compensation.
(2)	Restricted stock awards granted under the 2010 ELTIP. These awards were fixed and do not provide for a threshold or maximum amount.
(3)	Restricted stock awards granted under the 2012 ELTIP. These awards were fixed and do not provide for a threshold or maximum amount.
(4)	Mr. Covel is no longer an officer of the Company.

Option Exercises and Stock Vested

The following table provides information, for the named executives, on the number of Shares acquired upon the vesting of restricted stock awards and the value realized before payment of any applicable withholding tax and broker commissions.

OPTION EXERCISES AND STOCK VESTED

	Stock Awards
Name of Executive	Number of Shares Acquired on Vesting	Value Realized Upon Vesting(1)
James P. Regan	11,529	$118,632
David Keleher	4,125	$42,986
Lawrence H. O’Brien, Jr.	2,336	$24,099
Steven P. Wentzell	2,201	$22,775
Richard A. Covel(2)	2,046	$20,906

(1)	We computed the aggregate dollar amount realized upon vesting by multiplying the number of Shares by the market value of the underlying Shares on the vesting date.
(2)	Mr. Covel is no longer an officer of the Company.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the named executive officers’ equity awards that were unvested or unexercised, as applicable, as of December 31, 2012.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards				Stock Awards
Name of Executive	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Option Exercise Price	Option Expiration Date	Restricted Stock Award Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(2)
James P. Regan					2/22/2012	16,520	$96,642
David Keleher					2/22/2012	6,906	$40,400
Lawrence H. O’Brien, Jr.					2/22/2012	2,472	$14,461
Steven P. Wentzell	10/12/2004	25,000	$15.73	10/12/2014	2/22/2012	2,396	$14,017
Richard A. Covel(3)					2/22/2012	1,926	$11,267

(1)	For restricted stock awards, amounts represent unvested Shares at December 31, 2012. These restricted stock awards vested on February 22, 2013.
(2)	Based on the closing market price of our stock on the Nasdaq Global Market as of December 31, 2012 of $5.85 per share.
(3)	Mr. Covel is no longer an officer of the Company.

Pension Benefits

Our Defined Benefit Pension Plan (“Pension Plan”) is tax-qualified and non-contributory, covering substantially all employees, including the named executives, who completed one year of service prior to July 1, 2002. Membership in the Pension Plan was frozen effective July 1, 2002 and the participants’ calculated pension benefit was frozen effective December 31, 2006. A participant who has 10 or more years of service may elect early retirement at any time between age 55 and normal retirement age of 65, subject to reduction of the retirement benefit to reflect the early commencement of the benefit. Messrs. Keleher and O’Brien qualify for early retirement.

Effective October 1, 2007, the Board approved plan participants, age 65 and older, to continue working at their current schedule and be eligible to begin their full pension payments. Plan participants who do not choose to commence pension payments will receive an actuarial adjustment when they do decide to start receiving benefits to reflect their delayed retirement beyond age 65.

The following table provides information with respect to the Pension Plan for payments or other benefits at, following, or in connection with retirement. This does not include defined contribution plans (whether tax qualified or not). Values reflect the actuarial present value of each named executive officer’s accumulated benefit under the plan, computed as of December 31, 2012. In making such calculation, we assumed that the retirement age will be the normal retirement age as defined in the plan, or if not so defined, the earliest time at which a participant may retire under the plan without any benefit reduction due to age.

PENSION BENEFITS

Name of Executive(1)	Plan Name	Number of Years Credited Service(2)	Present Value of Accumulated Benefit(3)	Payments During Last Fiscal Year
James P. Regan	Defined Benefit Plan	13.2	$133,574	$—
David Keleher	Defined Benefit Plan	13.0	$72,674	$—
Lawrence H. O’Brien, Jr.	Defined Benefit Plan	30.0	$494,577	$—
Richard A. Covel(4)	Defined Benefit Plan	12.1	$47,358	$2,419

(1)	Mr. Wentzell was not eligible to participate in the defined benefit plan.
(2)	The defined benefit plan allows for a maximum of thirty years of credited service.
(3)	Present values are based on the same assumptions as used in the 2012 year-end financial statement except that no pre-retirement mortality is assumed. Please refer to footnote 11 to our financial statements in our annual report on Form 10-K for a discussion of the assumptions related to this benefit.
(4)	Mr. Covel is no longer an officer of the Company.

Non-qualified Deferred Compensation

Our Senior Management Deferred Compensation Plan allows certain employees the ability to annually elect to defer up to 100% of any cash incentive payments and any salary in excess of the Federal Insurance Contributions Act earnings ceiling. Employee contributions are invested in selected mutual funds held within a Rabbi Trust. A hypothetical account is established for each participant who elects to defer and the participant selects investment funds from a broad range of options. Earnings and losses on each account are determined based on the performance of the investment funds selected by the participant. We do not contribute to this plan.

The following table provides information with respect to the nonqualified deferred compensation plan. The amounts shown include compensation earned and deferred in prior years, and earnings on such amounts.

NON-QUALIFIED DEFERRED COMPENSATION

Name of Executive(1)	Executive Contributions in Last FY	Registrant Contributions in Last FY	Aggregate Earnings (Losses) in Last FY(2)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
James P. Regan	$—	$—	$182,432	$—	$1,267,537
Lawrence H. O’Brien, Jr.	$133,317	$—	$5,232	$(112,806)	$136,721

(1)	Messrs. Keleher, Wentzell, and Covel did not participate in the deferred compensation plan during 2012.
(2)	Amounts represent the change in market value and interest earned at market rates during 2012.

Potential Payments Upon Termination or Change In Control

The following table summarizes the estimated payments to be made under each contract, plan, or agreement (collectively referred to as “contracts”) which provides for payments to a named executive officer at, following, or in connection with any termination of employment including by resignation, retirement or a constructive termination of a named executive officer, or a change of control. No contracts provide for any additional compensation or benefits for the named executive officers in the event of termination by disability or death. The table does not repeat information disclosed above under the pension benefits table, the deferred compensation table, or the outstanding equity awards at fiscal year-end table, except to the extent that the amount payable would be enhanced by the termination event. The table also does not take into account the arrangements discussed under the caption “Modified Termination Arrangements” below. For the purpose of the quantitative disclosure in the following table, and in accordance with SEC regulations, we have assumed that the termination took place on the last business day of our most recently completed fiscal year.

Name of Executive	Involuntary Not for Cause Termination	Involuntary or Good Reason Termination (Change in Control)
James P. Regan(1)
Severance(2)	$519,675	$3,429,854
Accelerated vesting of awards under incentive plans(3)	96,642	96,642
Other benefits(4)	19,987	39,974

Total	$636,304	$3,546,483

David Keleher
Severance(5)	$—	$608,315
Other benefits(6)	—	20,084

Total	$—	$628,399

Lawrence H. O’Brien, Jr.(7)

Steven P. Wentzell
Severance(8)	$—	$328,240
Other benefits(9)	—	13,389

Total	$—	$341,629

Richard A. Covel(10)
Severance(8)	$—	$315,055
Other benefits(9)	—	13,389

Total	$—	$328,444

(1)	For Mr. Regan, in a voluntary or involuntary for cause termination, the Company would only be liable for the amount Mr. Regan earned as bonus. In the event Mr. Regan becomes disabled during employment, the Company would continue to pay his base salary, less the amount of any benefits provided through a Company-provided disability plan, and would continue to provide health and life insurance benefits for up to six months of disability. If Mr. Regan was unable to return to work after six months of disability, the Company may terminate his employment.
(2)	For Mr. Regan, severance for an involuntary not for cause termination would be equal to the sum of (i) the base salary and (ii) any bonus compensation. Payments made for an involuntary not for cause termination would be paid based on their typical pay cycle over one year. Severance for an involuntary or good reason termination under a change of control would be equal to the sum of (i) two times the base salary and (ii) two times the target bonus compensation. Payments made under a change of control agreement would be paid as a lump sum within five business days after such termination.
(3)	For Mr. Regan, the amounts include unvested restricted stock awards outstanding at December 31, 2012 for both involuntary termination reasons.
(4)	For Mr. Regan, other benefits for an involuntary not for cause termination would include health and life insurance premiums for twelve months. Other benefits for an involuntary or good reason termination under a change of control would include health and life insurance premiums for two years plus certain tax gross-up payments. Other benefit payments would be made under the Company’s typical pay cycle over the respective term.
(5)	For Mr. Keleher, severance for an involuntary or good reason termination under a change of control would be equal to the sum of (i) eighteen months of the base salary as and (ii) the target Executive Incentive Plan award. Severance payments would be paid as a lump sum within seven business days after such termination.
(6)	For Mr. Keleher, other benefits for an involuntary or good reason termination under a change of control would include health and life insurance premiums for eighteen months. Other benefit payments would be made under the Company’s typical pay cycle over the eighteen month period.
(7)	Mr. O’Brien has not entered into a change of control contract as of December 31, 2012.
(8)	For Messrs. Wentzell and Covel, severance for an involuntary or good reason termination under a change of control would be equal to the sum of (i) twelve months of the base salary and (ii) the target Executive Incentive Plan award. Severance payments would be paid as a lump sum within seven business days after such termination.
(9)	For Messrs. Wentzell and Covel, other benefits for an involuntary or good reason termination under a change of control would include health and life insurance premiums for twelve months. Other benefit payments would be made under the Company’s typical pay cycle over the twelve month period.
(10)	Mr. Covel’s employment terminated with the Company effective January 17, 2013.

Modified Termination Arrangements

In connection with the approval by the Board of the Merger Agreement, the Company agreed to terminate its Change of Control Agreement and Employment Agreement with James P. Regan, the Company’s Chairman, President and Chief Executive Officer in the event that the Merger is consummated and a special transaction success bonus of $2.5 million is paid to Mr. Regan in connection therewith. The Company entered into a letter agreement, pursuant to which Mr. Regan would receive the special transaction success bonus and waive his rights under his Change of Control Agreement and Employment Agreement contingent on the successful completion of the Merger and Mr. Regan’s continued employment by the Company through completion of the Merger, among other things. The Company also entered into a letter agreement with David Keleher pursuant to which he would receive a transaction success retention bonus of up to $600,000 contingent upon the successful completion of the Merger and continued employment by the Company through completion of the Merger, among other things. Half of such retention bonus would be payable at the closing of the Merger, and the other half would be paid at the earlier of (i) the six-month anniversary of the closing of the Merger or (ii) Mr. Keleher’s termination without cause or voluntary termination with good reason.

Furthermore, the Company’s current Special Severance Plan is due to expire at December 31, 2013. The Company has adopted a successor Special Severance Plan pursuant to which the participants would receive a lump sum cash payment if the participant is terminated without cause or terminates his or her employment for good reason within a period following a change in control. Upon such a termination, (i) the Company will pay Mr. Keleher eighteen months and Mr. Wentzell twelve months, of their respective current annual base salaries at the rate in effect immediately prior to the date of termination or immediately prior to the change of control, whichever is higher, plus their most recent annual executive incentive plan compensation target award in effect immediately prior to the year of change of control or termination of employment, whichever is higher; and (ii) the Company will pay Mr. Keleher eighteen times and Mr. Wentzell twelve times, of the amount that the Company contributed to their respective health insurance premiums immediately prior to the termination of employment.

The following table summarizes the estimated payments to be made under each contract which provides for payments to Messrs. Regan, Keleher and Wentzell, the only named executive officers affected by the modifications described above, at, following, or in connection with any termination of employment including by resignation, retirement or a constructive termination of a named executive officer, or a change of control after giving effect to the modifications described above and assuming that the Merger is consummated. The table does not repeat information disclosed above under the pension benefits table, the deferred compensation table, or the outstanding equity awards at fiscal year-end table, except to the extent that the amount payable would be enhanced by the termination event.

Name of Executive	Involuntary or Good Reason Termination (Change in Control)
James P. Regan
Severance/Special Transaction Bonus(1)	$2,500,000
Accelerated vesting of awards under incentive plans(2)	96,642
Other benefits	—

Total	$2,596,642

David Keleher
Severance(3)	$608,314
Special Transaction Bonus(4)	$600,000
Other benefits(5)	$34,500

Total	$1,248,814

Steven P. Wentzell
Severance(6)	$328,240
Other benefits(7)	19,340

Total	$347,580

(1)	For Mr. Regan, in the context of the consummation of the Merger, assumes that the conditions to the payment of the special transaction success bonus of $2.5 million are satisfied, whereby Mr. Regan waives his rights under his Change of Control Agreement and Employment Agreement. The special transaction success bonus is payable within three business days of the later of (i) the consummation of the Merger and (ii) the expiration of the review and revocation periods described in a release required to be executed and delivered by Mr. Regan.
(2)	For Mr. Regan, the amounts include unvested restricted stock awards outstanding at December 26, 2013.
(3)	For Mr. Keleher, severance for an involuntary or good reason termination under a change of control would be equal to the sum of (i) eighteen months of the base salary and (ii) the target Executive Incentive Plan award. Severance payments would be paid as a lump sum.

(4)	Assumes Mr. Keleher is awarded the maximum transaction success retention bonus and that the conditions to payout are satisfied.
(5)	For Mr. Keleher, other benefits for an involuntary or good reason termination under a change of control would include health insurance premiums for eighteen months, paid as a lump sum.
(6)	For Mr. Wentzell, severance for an involuntary or good reason termination under a change of control would be equal to the sum of (i) twelve months of the base salary and (ii) the target Executive Incentive Plan award. Severance payments would be paid as a lump sum.
(7)	For Mr. Wentzell, other benefits for an involuntary or good reason termination under a change of control would include health insurance premiums for twelve months, paid as a lump sum.

REPORT OF AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board reviews the Company’s auditing, accounting, financial reporting, and internal control functions and selects and engages the Company’s independent registered public accounting firm. In discharging its duties, the Audit Committee reviews and approves the scope of the annual audit, non-audit services to be performed by the independent registered public accounting firm and the independent registered public accounting firm’s audit and non-audit fees; reviews the audited financial statements to be included in the Form 10-K for filing with the SEC; meets independently with the Company’s director of internal audit, independent registered public accounting firm and senior management; and reviews the general scope of the Company’s accounting, financial reporting, annual audit and internal audit programs and matters relating to internal control systems, as well as the results of the annual audit and interim unaudited financial statements, and auditor independence issues. The Audit Committee is composed of three directors, each of them qualifying as independent under the current listing standards of the Nasdaq Global Market and applicable SEC rules and regulations. The Audit Committee operates under a written charter adopted and amended by the Board of Directors. A copy of the Audit Committee Charter is publicly available on the Company’s website at www.drc.com.

Prior to commencing the 2012 integrated audit of the Company’s financial statements and internal control over financial reporting, the Committee discussed with Grant Thornton the overall scope and plans for their audit. Upon completion of the audit, the Committee met with Grant Thornton, with and without management present, to discuss the results of their examination, their evaluation of the Company’s internal controls, and the overall quality of the Company’s financial reporting.

The Committee reviewed and discussed with management and with Grant Thornton the audited financial statements for the year ended December 31, 2012, including footnotes as well as management’s discussion and analysis of results of operations included in the Form 10-K. The Committee also discussed with Grant Thornton matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board (“PCAOB”) in Rule 3200T. The Committee has received the written disclosures and the letter from Grant Thornton as to that firm’s independence from management and the Company, as required by the Independence Standards Board Standard No. 1, “Independence Discussion with Audit Committees”, as adopted by the PCAOB in Rule 3600T, and has discussed with Grant Thornton their independence.

Based upon these reviews and discussions, the Committee recommended to the Board of Directors that the audited financial statements be included in the Form 10-K for the year ended December 31, 2012 for filing with the SEC.

The Audit Committee of the Board of Directors

Nickolas Stavropoulos, Chairman

Charles P. McCausland

Richard G. Tennant

STOCK OWNERSHIP OF CERTAIN PERSONS

Voting Shares

The only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the Company’s shareholders is the Shares. Each Share entitles its record holder to one vote on all matters submitted to a vote of the holders of Shares. As of December 26, 2013, there were 10,523,170 Shares outstanding. As of the date of this Information Statement, Parent and its affiliates, including Merger Sub, are not the owners of record of any Shares.

Stock Ownership of Directors and Officers

The following table sets forth the number and the percentage of Shares that were beneficially owned by the executive officers named in the Summary Compensation Table, by the directors and by all current directors and executive officers as a group as of December 26, 2013. No shares of the Company’s preferred stock were issued and outstanding as of December 26, 2013. Except as otherwise indicated, each director or executive officer listed below possessed sole voting and investment power with respect to their Shares.

Name of Beneficial Owner	Number of Shares Owned		Percent of Class(1)
John S. Anderegg, Jr.	505,603	(2)	4.8%
James P. Regan	396,243	(3)	3.8%
David Keleher	95,500		*
Steven P. Wentzell	28,502	(4)	*
Lawrence O’Brien	24,325		*
Lieutenant General Charles P. McCausland	22,300		*
General George T. Babbitt Jr.	23,480	(4)	*
Nickolas Stavropoulos	19,200		*
Richard G. Tennant	10,700		*
W. Scott Thompson	7,200		*
Helen E. Tsingos	524		*
All Directors and Executive Officers as a Group (11 persons)	1,133,577		10.8%

*	Less than 1% of the outstanding Shares.
(1)	Based on 10,523,170 outstanding Shares as of December 26, 2013, plus, in the case of each holder of options, the number of options held by such holder.
(2)	Includes 32,000 Shares held by Mr. Anderegg as custodian for his children and 8,400 Shares held by his current spouse, as to all of which he disclaims beneficial ownership.
(3)	Includes 2,000 Shares held by Mr. Regan’s spouse, as to which he disclaims beneficial ownership.
(4)	Includes options to acquire Shares which are currently exercisable as follows: Steven P. Wentzell-25,000; and Gen. George T. Babbitt, Jr.-5,000.

Stock Ownership of Principal Shareholders

The following sets forth certain information concerning the principal shareholders known to us who may be considered beneficial owners of more than 5% of the outstanding Shares as of December 26, 2013.

Name of Address of Principal Shareholders	Number of Shares Owned		Percent of Class(1)
Heartland Advisors, Inc.	1,551,394	(2)	14.7%
789 North Water Street
Milwaukee, WI 53202

Paradigm Capital Management, Inc.	919,032	(3)	8.7%
9 Elk Street
Albany, NY 12207

Laurence W. Lytton	664,538	(4)	6.3%
467 CPW
New York, NY 10025

Dimensional Fund Advisors LP	530,822	(5)	5.0%
6300 Bee Cave Road, Building One
Austin, TX 78746

(1)	Based on 10,523,170 outstanding Shares as of December 27, 2013.
(2)	Based on Schedule 13G/A dated February 7, 2013 filed with the SEC by Heartland Advisors, Inc. based on Shares held on December 31, 2012. (1,467,800 shared voting power; 1,551,394 shared dispositive power).
(3)	Based on Schedule 13G dated February 12, 2013 filed with the SEC by Paradigm Capital Management, Inc. based on Shares held on December 31, 2012. (919,032 sole voting power and sole dispositive power).
(4)	Based on Schedule 13G/A dated February 13, 2013 filed with the SEC by Laurence W. Lytton based on Shares held on December 31, 2012. (596,586 sole voting power and sole dispositive power).
(5)	Based on Schedule 13G/A dated February 11, 2013 filed by Dimensional Fund Advisors LP based on Shares held on December 31, 2012. (518,613 sole voting power; 530,822 sole dispositive power).

OTHER DIRECTOR AND EXECUTIVE OFFICER INFORMATION

Transactions with Related Persons

The Company recognizes that related party transactions can present potential or actual conflicts of interest and create the appearance that Company decisions are based on considerations other than our best interests and our shareholders. Therefore, all related party transactions are subject to review and approval or ratification by the Audit Committee.

If a related party transaction were identified it would be assessed by the Company’s inside counsel, the Company’s outside counsel, the Company’s internal auditor, and the Audit Committee. The Company assesses each matter on a case by case basis and applies standards and criteria which are appropriate based on the type of transaction and any possible conflict that may be raised. The Company has a policy, its Standards of Ethics and Conduct, which addresses related party transactions and/or potential conflicts of interest. This policy applies to the Company’s directors, officers, and employees.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors, executive officers and any persons who own more than 10% of the Shares to file reports of ownership and changes in ownership with the Securities and Exchange Commission.

During 2012, Mr. Keleher filed five late Forms 4 for the 2012 and 2010 ELTIP restricted stock award grants and ESPP quarterly purchases. Also during 2012, Mr. Regan filed three late Forms 4 for the 2012 and 2010 ELTIP restricted stock award grants and purchases of our Shares. Mr. Covel, Mr. O’Brien, and Mr. Wentzell each filed two late Forms 4 for the 2012 and 2010 ELTIP RSA grants. Based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, all other filing requirements under Section 16(a) were complied with during 2012 and in 2013 to date.

ANNEX B

December 20, 2013

Dynamics Research Corporation

Two Tech Drive

Andover, MA 01810-2434

Attention: Board of Directors

Members of the Board:

We understand that Dynamics Research Corporation (the “Company”) is considering entering into an Agreement and Plan of Merger (the “Agreement”) with Engility Corporation (“Parent”) and Merger Sub, a wholly owned subsidiary of Parent (“Purchaser”), pursuant to which, among other things, Parent will cause Purchaser to, and Purchaser will, commence an offer (the “Offer”) to acquire all of the issued and outstanding shares of common stock, par value $0.10 per share (“Common Stock”), of the Company for $11.50 in cash per share of Common Stock (the “Consideration”). You have further advised us that, in connection with the closing of transactions contemplated by the Agreement, Purchaser will merge with the Company, with the Company as the surviving company (the “Merger” and, together with the Offer, the “Transaction”), and that, among other things, pursuant to the Merger each outstanding share of Common Stock not beneficially owned by the Company, Parent, Purchaser or any of their respective subsidiaries will be converted into the right to receive the Consideration, and the Company will become a wholly-owned subsidiary of Parent. The holders of Common Stock other than Parent, Purchaser, and their respective affiliates are referred to herein as the “Unaffiliated Stockholders.”

You have requested that SunTrust Robinson Humphrey, Inc. render its opinion (this “Opinion”) to the Board of Directors (the “Board”) of the Company with respect to whether the Consideration to be received by the Unaffiliated Stockholders in exchange for their shares of Common Stock in connection with the Transaction is fair, from a financial point of view, to the Unaffiliated Stockholders.

In connection with this Opinion, we have conducted such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have reviewed a draft, dated December 19, 2013, of the Agreement; certain publicly available business and financial information relating to the Company, including the Company’s annual report and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2012 and the Company’s unaudited interim financial statements for the quarter ended September 30, 2013 included in the Company’s Form 10-Q filed with the SEC; certain other public and non-public information relating to the historical, current and future business, financial condition, results of operations and prospects of the Company made available to us by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company for the years ending 2013 through 2017 (the “Projections”); the financial and operating performance of the Company as compared to that of other companies with publicly traded equity securities that we deemed relevant; the historical stock trading price and trading volume of the Company’s publicly traded securities as compared to that of other companies with publicly traded equity securities; and the publicly available financial terms of certain transactions that we deemed relevant. We also have had discussions with certain members of the senior management of the Company and with certain of the Company’s representatives and advisors regarding the business, financial condition, results of operations, and prospects of the Company and the Transaction and have undertaken such other studies, analyses and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. Our role in reviewing such data, material and other information was limited solely to performing such review as we deemed necessary and appropriate to support this Opinion and such review was not conducted on behalf of the Company or any other person. In addition, management of the Company has advised us, and we have assumed, that the Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial results and condition of the Company. We express no opinion with respect to the Projections or the assumptions on which they are based. We have further relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us except for such changes as would not be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information discussed with or reviewed by us incomplete or misleading.

We have also relied upon and assumed without independent verification that (a) the representations and warranties of all parties to the Agreement are true and correct; (b) each party to the Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party under the Agreement; (c) all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof; (d) the Offer and the Merger will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or agreement therein; (e) in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the expected benefits of the Transaction. In addition, we have also assumed that the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analysis and this Opinion.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

This Opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have no obligation to update, revise, reaffirm or withdraw this Opinion or otherwise comment upon events occurring or information that becomes available after the date hereof.

This Opinion only addresses whether the Consideration to be received by the Unaffiliated Stockholders in exchange for their shares of Common Stock in connection with the Transaction is fair, from a financial point of view, to the Unaffiliated Stockholders, and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Transaction; (ii) the form, structure or any other portion or aspect of, the Transaction; (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last paragraph of this Opinion; (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage; (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents); (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction; (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Instead, this opinion merely assesses whether, based on certain financial analyses, the Consideration to be received by the Unaffiliated Stockholders in exchange for their shares of Common Stock in connection with the Transaction is fair, from a financial point of view, to the Unaffiliated Stockholders. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from appropriate professional sources. Furthermore, we have relied, with your consent, on the assessments by the Board of Directors of the Company, the Company and their respective advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction.

We have acted as the exclusive financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We will receive a fee for our services as exclusive financial advisor in connection with the Transaction, most of which is contingent upon the consummation of the Transaction. We will also receive a fee upon delivery of this Opinion. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities arising out of our engagement. During the two years preceding the date of this Opinion, we and our affiliates have provided, and in the future expect to continue to provide, investment banking, commercial banking and other financial services to the Company, Parent and certain of their respective affiliates for which we and our affiliates have received and would expect to receive compensation. With respect to Parent, such services include (i) serving as joint lead arranger, joint book manager, syndication agent and lender in connection with Parent’s $400 million credit facilities established in July 2012 and $450 million credit facilities established in August 2013 and (ii) providing certain treasury and payment services to Parent. With respect to the Company, such services include serving as a lender under the Company’s current credit facilities, for which we and our affiliates acted as syndication agent, joint lead arranger and joint book manager in July 2011. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent, their affiliates and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies. In addition, we and our affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with the Company, Parent and their affiliates.

This Opinion is furnished for the use of the Board in connection with their evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on the part of SunTrust Robinson Humphrey, Inc. to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board of Directors of the Company, the Company, any security holder of the Company or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise, including whether holders of shares of Common Stock should tender shares of Common Stock into the Offer. The issuance of this Opinion has been approved by an internal committee of SunTrust Robinson Humphrey, Inc. authorized to approve opinions of this nature.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the Unaffiliated Stockholders in exchange for their shares of Common Stock in connection with the Transaction is fair, from a financial point of view, to the Unaffiliated Stockholders.

SUNTRUST ROBINSON HUMPHREY, INC.

ANNEX C

December 20, 2013

Board of Directors

Dynamics Research Corporation

Two Tech Drive

Andover, MA 01810

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that Dynamics Research Corporation (the “Company”) is considering entering into a merger agreement (the “Merger Agreement”) with Engility Corporation (the “Buyer”) and a wholly-owned subsidiary of Buyer (“Merger Sub”), pursuant to which Merger Sub shall commence a cash tender offer to purchase all of the issued and outstanding Common Stock, par value $0.10 per share, of the Company (the “Company Common Stock”) at a price per share equal to $11.50 (the “Merger Consideration”), subject to adjustment and on terms and conditions more fully set forth in the Merger Agreement (the “Offer”). The Company has further advised Stifel that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub shall merge with and into the Company, with (i) the Company surviving such merger as a wholly-owned subsidiary of the Buyer (the “Merger”), and (ii) each outstanding share of Company Common Stock being converted into the right to receive the Merger Consideration, except for shares of Company Common Stock to be canceled pursuant to Article 4 of the Merger Agreement.

The Company’s Board of Directors (the “Board”) has requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Company Common Stock (excluding Company Common Stock to be canceled pursuant to Article 4 of the Merger Agreement and shares subject to Voting Agreements (as defined in the Merger Agreement), the “Shares”) of the Merger Consideration to be received by such holders of Shares from the Buyer in connection with the Offer and the Merger pursuant to the Merger Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i)	discussed the Offer, the Merger and related matters with the Company’s counsel and reviewed a draft copy of the Merger Agreement dated December 17, 2013;

(ii)	reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended December 31, 2012 and unaudited consolidated financial statements of the Company contained in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013;

(iii)	reviewed and discussed with the Company’s management certain other publicly available information concerning the Company and the Buyer;

(iv)	reviewed certain non-publicly available information concerning the Company, including internal financial analyses and forecasts prepared by its management and held discussion with the Company’s senior management regarding recent developments;

(v)	reviewed and analyzed certain publicly available information concerning the terms and conditions of selected merger and acquisition transactions that we considered relevant to our analysis;

(vi)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

(vii)	reviewed the reported prices and trading activity of the equity securities of each of the Company and the Buyer;

(viii)	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion; and

(ix)	took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the Company’s industry generally.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company, or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by the Company, we have assumed, at the Company’s direction, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the Company’s management as to the Company’s future operating and financial performance and that they provided a reasonable basis upon which we could form our Opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of its last financial statements made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets, nor did we review loan or credit files of the Company, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

We have assumed, with your consent, that there are no factors that would delay or subject the Offer or Merger to any adverse conditions as a result of any necessary regulatory or governmental approval and that all conditions to the Offer and the Merger will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Offer and the Merger will be consummated substantially in accordance with the terms and conditions set forth in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Merger Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Offer and the Merger will not have an adverse effect on the Company, the Offer or the Merger. We have assumed that the Offer and the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Offer, the Merger and the Merger Agreement.

Our Opinion is limited to whether the Merger Consideration is fair to the holders of Shares , from a financial point of view, and does not address any other terms, aspects or implications of the Offer or the Merger including, without limitation, the form or structure of the Offer or the Merger, any consequences of the Offer or the Merger on the Company, its shareholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Offer, the Merger or otherwise. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, tax or accounting consequences of the Offer or the Merger on the Company or the holders of Company Common Stock; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities; (iv) the effect of the Offer and the Merger on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the Shares, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) whether the Buyer has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Merger Consideration to the holders of Shares at the closing of the Offer and the Merger; (vi) the impact of the Rights Agreement (as defined in the Merger Agreement) on the Company, the Offer or the Merger; (vii) whether or not the Top-Up Option (as defined in the Merger Agreement) will be exercised by the Merger Sub; or (viii) any advice or opinions provided by SunTrust Robinson Humphrey or any other advisor to the Company or the Buyer. Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which the Company’s or the Buyer’s securities will trade following public announcement or consummation of the Offer or the Merger.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion. Our Opinion is solely for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Offer and the Merger and is not to be relied upon by any shareholder of the Company or the Buyer or any other person or entity. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Offer or the Merger or to any shareholder of the Company or the Buyer as to how any such shareholder should vote at any shareholders’ meeting at which the Offer or the Merger is considered, or whether or not any shareholder of the Company should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Offer or the Merger, or whether or not to accept the Offer, or exercise any dissenters’ or appraisal rights that may be available to such shareholder. In addition, the Opinion does not compare the relative merits of the Offer and the Merger with any other alternative transactions or business strategies that may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Offer and the Merger. We were not requested to, and we did not, explore alternatives to the Offer and the Merger or solicit the interest of any other parties in pursuing transactions with the Company.

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Offer or the Merger (the “Opinion Fee”). We will not receive any other significant payment or compensation contingent upon the successful consummation of the Offer or the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. There are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Offer or the Merger. Stifel represents and warrants to the Board and the Company that, to its knowledge, neither it nor any of its affiliates (within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, as amended) has or had within the two years prior to the date of this Agreement, or, as of the time the Opinion is given, will have, any banking, investment banking or advisory relationship with Engility Corporation or any of its affiliates. Stifel may seek to provide investment banking services to the Buyer or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of each of the Company and the Buyer and may at any time hold a long or short position in such securities.

Stifel’s Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Company.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by holders of Shares from the Buyer or Merger Sub in connection with the Offer and the Merger pursuant to the Merger Agreement is fair to such holders of Shares, from a financial point of view.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

C-4